As filed with the Securities and Exchange Commission on May 20, 2005

Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Flow International Corporation

(Exact name of registrant as specified in its charter)

Washington	3569	91-1104842
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Stephen R. Light

President and Chief Executive Officer

23500 64th Avenue South

Kent, WA 98032

(253) 850-3500

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

PTSGE Corp.

925 Fourth Avenue, Suite 2900

Seattle, WA 98104

(206) 623-7580

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Robert S. Jaffe

William Gleeson

Preston Gates & Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104

(206) 623-7580

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement,

as determined by market conditions and other factors.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Security(4)	Proposed Maximum Aggregate Offering Price(4)	Amount of Registration Fee
Common Stock, $0.01 par value.	17,473,116 Shares(2)	$6.76	$118,118,264.16	$13,902.52
Common Stock, $0.01 par value.	3,219,245(3)	$6.76	$21,762,096	$2,561.40

(1)	In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.
(2)	Represents shares of the registrant’s common stock being registered for resale that have been issued to the selling shareholders named in this registration statement.
(3)	Represents shares of the registrant’s common stock being registered for resale that have been or may be acquired upon the exercise of warrants issued to the selling shareholders named in this registration statement.
(4)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933, solely for the purposes of calculating the registration fee, upon the basis of the average high and low prices of our common stock as reported on the Nasdaq National Market on May 16, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS

Shares

Common Stock

This prospectus relates to the offer and sale of up to 17,473,116 outstanding shares of the common stock of Flow International Corporation, a Washington corporation, and up to 3,219,245 shares that may be issued on the exercise of outstanding warrants. Such shares may be offered and sold from time to time by the persons described in this prospectus under the heading “Selling Shareholders” or by pledgees, donees, transferees, assignees or other successors-in-interest of such persons (collectively, the “Selling Shareholders”). As used in this prospectus, we, us, our and similar expressions refer to Flow International Corporation and its subsidiaries.

The Selling Shareholders may offer their shares from time to time through or to one or more underwriters, brokers or dealers, on the NASDAQ Stock National Market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Shareholders or in private transactions. We will not receive any proceeds from the sale of shares by the Selling Shareholders. In connection with any sales, the Selling Shareholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.

We will pay the expenses related to the registration of the shares covered by this prospectus. The Selling Shareholders will pay commissions and selling expenses, if any, incurred by them.

Our common stock trades on the NASDAQ National Market under the symbol “FLOW.” On May 16, 2005, the closing price of one share of our common stock was $6.55.

On March 21, 2005, in a Private Investment in Public Equity Transaction (“PIPE Transaction”), we sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of $59.5 million. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. Proceeds of the PIPE were used to pay down existing debt of $59.5 million, including all of our subordinated debt. Under the terms of warrants previously issued to our senior and subordinated lenders, we are obligated to issue additional warrants if shares of our common stock are issued for prices less than market price. Because the market price of the common stock on March 21, 2005 was greater than $3.70, the date the PIPE Transaction agreement was executed, we have issued approximately 304,000 anti-dilutional warrants to our lenders. These warrants have a Black-Scholes value of approximately $1.1 million. The majority of the charges resulting from the issuance of the additional 304,000 warrants, $1.0 million, will be charged to interest expense in the fourth quarter of fiscal 2005 as the underlying debt associated with these warrants will be retired in the fourth quarter of fiscal 2005. The remainder, $82,000, will be capitalized and amortized to interest expense through August 1, 2005.

Under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19”), the fair value of the warrants sold to the PIPE investors will be reported initially as a liability due to liquidated damages of 1% of the gross proceeds per month ($650,000) which will be payable in the event that this Form S-1 not be declared effective prior to September 17, 2005. Upon effectiveness of the Form S-1, the fair value of the warrants will be reclassified into Capital in Excess of Par in the Equity section of the Consolidated Balance Sheet. The warrants sold to the PIPE investors have been valued at $3.5 million using the Black-Scholes method, and the shares have been recorded at $56.0 million, or the difference between the net proceeds and the value of the warrants. The warrants sold to the PIPE investors are considered a derivative financial instrument and will be marked to fair value quarterly until this Form S-1 is declared effective. Any changes in fair value of the warrants will be recorded through the Consolidated Statement of Operations.

Investing in our securities involves risks. See “ Risk Factors” beginning on page 5 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. An offer to sell these securities is not being made in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date of such documents. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the Selling Shareholders may sell from time to time, in one or more offerings, the shares of common stock covered by this prospectus. The shares covered by this prospectus include 17,473,116 outstanding shares of common stock and 3,219,245 shares of common stock issuable upon the exercise of warrants.

This prospectus also covers any shares of common stock that may become issuable pursuant to anti-dilution adjustment provisions that would increase the number of shares issuable upon exercise of the warrants as a result of stock splits, stock dividends or similar transactions.

A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Risk Factors” beginning on page 5, together with any supplements before making a decision to invest in our common stock.

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 5, recent developments beginning on page 18 and our consolidated financial statements and the notes to those consolidated financial statements beginning on page F-1, before making an investment decision.

THE COMPANY

We design, develop, manufacture, market, install and service ultrahigh-pressure, or UHP, water pumps and UHP water management systems. Our core competency is the design and manufacture of UHP water pumps. Our UHP water pumps pressurize water from 40,000 to over 100,000 pounds per square inch (psi) and are integrated with water delivery systems so that water can be used to cut or clean material or pressurize food. Our products include both standard and specialized waterjet cutting and cleaning systems and the Fresher Under Pressure® food processing products. In addition to UHP water pumps and related systems, we provide non UHP automation and articulation systems, primarily to the automotive industry, and isostatic and flexform press systems which produce and strengthen advanced materials for the aerospace, automotive and medical industries.

Our UHP technology has three broad applications: cutting, cleaning and Fresher Under Pressure or food processing. In cutting and cleaning applications, the ultrahigh-pressure created by our pumps is released through a small orifice to create a jet of water. In Fresher Under Pressure, we utilize “contained” pressure. Food is put into a pressure vessel and UHP water is pumped into the vessel. This pressurized water is used to kill both spoilage bacteria and pathogens in the food.

The primary application of our UHP water pumps is cutting. In cutting applications, pressures from 50,000 to 87,000 psi create a thin stream of water traveling at three or more times the speed of sound which can cut both metallic and nonmetallic materials. UHP water pumps are used in aerospace, automotive, disposable products, food, glass, job shop, sign, metal cutting, marble, tile and other stone cutting, and paper slitting and trimming applications. Waterjet cutting is recognized as a more flexible alternative to traditional cutting methods such as lasers, saws or plasma. It is often faster, has greater versatility in the types of materials it can cut and eliminates the need for secondary processing operations. We also manufacture a waterjet product line used in cleaning, where pressures in the range of 40,000 to 55,000 psi are used in industrial cleaning, surface preparation, construction, and petro-chemical and oil field applications. In the food pressurization applications, pressures of between 87,000 to 100,000 psi are used for our Fresher Under Pressure food processing technology to provide food safety, quality and productivity enhancements for food producers.

We analyze our business based on the utilization of UHP, either as released pressure or contained pressure, as follows: Flow Waterjet Systems, or Waterjet, for released pressure applications and Avure Technologies Incorporated, or Avure, for contained pressure applications. In addition to the cutting and cleaning operations, the Waterjet operation also includes the automotive and articulation applications while Avure includes the Fresher Under Pressure technology, and the General Press operations.

Our principal executive offices are at 23500 64th Avenue South, Kent, WA 98032 and our telephone number is (253) 850-3500. We maintain a website at www.flowcorp.com. The contents of our website are not incorporated into this prospectus.

The Offering

Common Stock offered by the Selling Shareholders	20,692,361 Shares(1)

Offering	The Selling Shareholders may offer their shares from time to time through one or more underwriters, brokers or dealers, on the NASDAQ Stock National Market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Shareholders or in private transactions.

Use of Proceeds	The proceeds from the sale of the shares covered by this prospectus will be received by the Selling Shareholders. We will not receive any of the proceeds from the sales by the Selling Shareholders of the shares covered by this prospectus.

Nasdaq National Market symbol	“FLOW”

Risk Factors	See “Risk Factors” beginning on page 5 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

(1)	Includes 3,219,245 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock.

Historical Stock Price

Our stock is traded on the NASDAQ National Market under the symbol “FLOW.” The range of high and low sales prices for our common stock for the first quarter of fiscal 2006 through May 19, 2005 and the four quarters for fiscal 2005, 2004 and 2003 is set forth in the following table.

	Fiscal Year 2006		Fiscal Year 2005		Fiscal Year 2004		Fiscal Year 2003
	High	Low	High	Low	High	Low	High	Low
First Quarter	$7.21	$5.84	$3.66	$1.90	$1.94	$1.13	$10.90	$5.05
Second Quarter			3.75	2.54	3.11	1.36	5.60	2.12
Third Quarter			3.20	2.57	4.11	2.40	3.80	2.13
Fourth Quarter			6.90	2.85	3.74	2.20	3.28	1.08

We have not paid dividends to common shareholders in the past. Our Board of Directors intends to retain future earnings, if any, to finance development and expansion of our business and reduce debt and does not expect to declare dividends to common shareholders in the near future. Furthermore, our current Senior Credit Agreement does not allow for payment of dividends to our shareholders.

Summary Financial Data

The following table provides summary historical financial data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

The summary statement of operations data for each of the fiscal years ended April 30, 2002, 2003 and 2004 and the summary balance sheet data as of April 30, 2003 and 2004 are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary statement of operation data for each of the fiscal years ended April 30, 2000 and 2001 and the summary balance sheet data as of April 30, 2000, 2001 and 2002 are derived from our unaudited financial statements which are not included in this prospectus. The selected statement of operations data for each of the nine month periods ended January 31, 2004 and 2005 and the selected balance sheet data as of January 31, 2005 are derived from unaudited financial statements, which are included elsewhere in this prospectus.

	Year Ended April 30,					Nine Months Ended January 31,
(In thousands, except per share amounts)	2004(1)	2003(1)(3)	2002(1)(2)	2001(1)	2000(1)	2005	2004(1)
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(restated)	(restated)	(restated)	(restated)	(restated)		(restated)
Statement of Operations Data:
Sales	$177,609	$144,115	$176,890	$204,854	$193,638	$154,321	$123,253
Income (Loss) Before Discontinued Operations	(12,048)	(69,464)	(8,244)	4,038	1,252	(6,115)	(8,443)
Net Loss	(11,522)	(69,987)	(7,853)	1,630	1,255	(6,115)	(7,917)
Basic Income (Loss) Per Share Before Discontinued Operations	(0.78)	(4.53)	(0.54)	0.27	0.09	(0.39)	(0.55)
Diluted Income (Loss) Per Share Before Discontinued Operations	(0.78)	(4.53)	(0.54)	0.27	0.08	(0.39)	(0.55)
Basic Income (Loss) Per Share	(0.75)	(4.56)	(0.52)	0.11	0.09	(0.39)	(0.52)
Diluted Income (Loss) Per Share	(0.75)	(4.56)	(0.52)	0.11	0.08	(0.39)	(0.52)

	April 30,
	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)	January 31, 2005
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(restated)	(restated)	(restated)	(restated)	(restated)
Balance Sheet Data:
Working Capital	$(9,060)	$(6,709)	$84,532	$91,750	$87,552	$(3,146)
Total Assets	135,071	147,701	208,674	209,309	198,893	136,226
Short-Term Debt	48,727	61,056	5,237	8,464	9,216	26,442
Long-Term Obligations, net	38,081	29,023	83,453	85,652	70,397	45,958
Shareholders’ (Deficit) Equity	(9,552)	4,872	71,054	68,755	68,521	(11,958)

(1)	As described in Note 2 to the Consolidated Financial Statements, we revised our consolidated financial statements for the years ended April 30, 2004, 2003 and 2002 to reflect charges associated with reconciliations of inter-company transactions, as well as to correct the classification of foreign exchange revaluation gains and losses on inter-company balances from Accumulated Other Comprehensive Loss in the Consolidated Balance Sheets to Other Income (Expense), net in the Consolidated Statement of Operations in accordance with FAS 52. In addition, we have corrected the reporting in our Consolidated Statements of Cash Flows for the effects of foreign exchange rate changes on cash for each of the three years in the period ended April 30, 2004. We have reduced the debt discount on our subordinated debt in May 2001 and have thereby reduced the related amortization of this amount to Interest Expense, net for the years ended April 30, 2004, 2003 and 2002. In addition, we have recorded the related tax effects of these adjustments. We have also revised the classification, from long-term to current, of our senior credit facility. Lastly, at April 30, 2004, we have reclassified $1.2 million in debt to long-term obligations that was originally reported as a current liability under Notes Payable in the Consolidated Balance Sheets. These restatements were applied to all other financial information presented for earlier years, as appropriate.
(2)	The Statement of Operations for fiscal 2002 includes the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, (“FAS 142”). See Note 1 to the Consolidated Financial Statements for the year ended April 30, 2004 for further discussion of the impact of this adoption.
(3)	The Statement of Operations for fiscal 2003 includes the impact of management’s launch of its restructuring program and resulting focus on cash generation. See the ‘Fiscal 2003 Comprehensive Financial Review’ at the end of the ‘Fiscal 2004 Compared to Fiscal 2003’ financial analysis in the Management’s Discussion and Analysis section for further discussion of the impact on our financial results.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before making a decision to buy our common stock from the Selling Shareholder. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

We have incurred losses in recent years and we may be unable to achieve profitability.

Our net losses for the fiscal years ended April 30, 2003 and 2004 were $70.0 million and $11.5 million, respectively. Our net losses for the nine months ended January 31, 2005 and 2004 were $6.1 million and $7.9 million, respectively. In May 2003, we began a two year plan to significantly restructure our operations, a plan which is now substantially complete, and in recent quarters we have seen an improvement in our financial performance as well as indications of strengthening in the economy. We believe this restructuring and the related cost-cutting initiatives will reduce overall spending relative to our revenue. However, if the anticipated benefits from our restructuring efforts fail to adequately reduce costs, or if our sales are less than we project, we may continue to incur losses in future periods.

Economic weakness in our served markets may adversely affect our financial results.

The products we sell are capital goods with individual system prices ranging from $150,000 to several million dollars. Many of our customers depend on long term financing from a financial institution to purchase our equipment. Economic weakness in the capital goods market and or a credit tightening by the banking industry would reduce our sales and accordingly affect our financial results.

If we fail to comply with our financing arrangements our ability to continue operations would be seriously impaired.

We are operating under an amended credit agreement which expires August 1, 2005 and which sets forth specific default financial covenants levels. In the event of default, our senior lenders (the “Lenders”) may limit our access to borrow funds as needed. Our ability to continue operating is dependent on the Lenders’ willingness to grant access to funds.

When we execute a new senior credit agreement, we may not receive terms as favorable as we have in our current senior credit agreement, which would result in an increase in our interest expense.

We are operating under an amended credit agreement which expires August 1, 2005. We are in discussions with a number of potential lenders regarding a new, multi-year credit agreement extending beyond August 1, but we do not have an agreement in place and do not know what the terms of such an agreement would be. We expect that we will enter into a long term credit agreement with terms and conditions similar to our existing agreement. However, completion of a new lending agreement is not certain and if we are unable to obtain terms as favorable as we have now with respect to amounts, covenants and interest, our interest expense levels could increase and our operations and cash flows would be adversely affected. If a replacement credit facility is not obtained prior to August 1, 2005, we may be unable to pay the outstanding amounts related to the senior credit facility that are due on that date.

If the registration statement of which this prospectus is a part becomes ineffective for more than 40 days, we may be subject to significant financial penalties.

Under terms of a Registration Rights Agreement with the purchasers in the PIPE Transaction, if the registration statement of which this prospectus is a part becomes ineffective for more than 40 days (not necessarily consecutive) then we will be subject to a cash penalty of up to $650,000 per month for each month the registration statement is not effective. Certain factors that could cause the registration statement to become or remain ineffective are not within our control.

If we are unable to retain the current members of our senior management team and other key personnel, our future success may be negatively impacted.

Our success to date has been based in part on the efforts of our senior management team. If we lose any of those key management personnel, our future success could be jeopardized. We may have to incur greater costs to attract replacement personnel.

Our inability to protect our intellectual property rights, or our possible infringement on the proprietary rights of others, and related litigation could be time consuming and costly.

We defend our intellectual property rights because unauthorized copying and sale of our proprietary equipment and consumables represents a loss of revenue to us. From time to time we also receive notices from others claiming we infringe their intellectual property rights. The number of these claims may grow in the future, and responding to these claims may require us to stop selling or to redesign affected products, and or to pay damages which could adversely affect our financial results. We are engaged in litigation relating to our intellectual property rights with OMAX Corporation. See Legal Proceedings.

Fluctuations in our quarterly operating results may cause our stock price to decline and limit our shareholders’ ability to sell our common stock in the public market.

In the past, our operating results have fluctuated significantly from quarter to quarter and we expect them to continue to do so in the future due to a variety of factors, many of which are outside of our control. Our operating results may in some future quarter fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could decline significantly. In addition to the risks disclosed elsewhere in this prospectus, factors outside of our control that have caused our quarterly operating results to fluctuate in the past and that may affect us in the future include:

•	fluctuations in general economic conditions;

•	demand for UHP pumps and UHP water management systems generally;

•	fluctuations in the capital budgets of customers; and

•	development of superior products and services by our competitors.

In addition, factors within our control, such as our ability to deliver equipment in a timely fashion, have caused our operating results to fluctuate in the past and may affect us similarly in the future.

The factors listed above may affect both our quarter-to-quarter operating results as well as our long-term success. Given the fluctuations in our operating results, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance or to determine any trend in our performance. Fluctuations in our quarterly operating results could cause the market price of and demand for our common stock to fluctuate substantially, which may limit your ability to sell our common stock on the public market.

We do business in industries that are cyclical, which may result in weakness in demand for our products.

Our products are sold in many industries, including machine tool, automotive and aerospace, that are highly cyclical. The machine tool industry, in particular from 1998 through 2003, experienced a significant decline in global demand. Cyclical weaknesses in the industries that we serve could lead to a reduced demand for our products.

We may be affected by rising costs or lack of availability of materials, which could negatively impact our operations.

We have experienced and may continue to experience significant increases in the costs of materials we use in the manufacture of our products, such as steel, and we may not be able to either achieve corresponding increases in the prices of our products or reduce manufacturing costs to offset these increases, or if we do increase prices, we may experience lower sales. Any of the foregoing may adversely affect our financial results.

If we cannot develop technological improvements to our products through continued research and engineering, our financial results may be adversely affected.

In order to maintain our position in the market, we need to continue to invest in research and engineering to improve our products and technologies and introduce new products and technologies. If we are unable to make such investment, if our research and development does not lead to new and/or improved products or technologies, or if we experience delays in the development or acceptance of new and/or improved products, our financial results will be adversely affected.

We have received notice of material weaknesses. Consequently, there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in the current or any future period. Additionally we may conclude that our system of internal controls under Section 404 of Sarbanes-Oxley is not effective.

In December 2004, in connection with the restatement of our fiscal 2002, 2003 and 2004 financial statements, our independent registered public accounting firm reported to our Audit Committee two matters involving internal controls which our independent registered public accounting firm considered to be material weaknesses in our financial reporting process, as defined by the Public Company Accounting Oversight Board (“PCAOB”) in Auditing Standard No. 2. As defined by the PCAOB, a material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management and Audit Committee agreed with the report and we responded to our independent registered public accounting firm on each matter raised in their report and agreed to address each of the deficiencies.

The material weaknesses identified by our independent registered public accounting firm were as follows:

•	Insufficient analysis, a documentation and review of the consolidation of the financial statements of subsidiaries. Inadequate processes to ensure the accuracy of the reconciliation of inter-company accounts. Also, we must improve the consolidation process and controls surrounding adequate monitoring and oversight of the work performed by accounting and financial reporting personnel.

•	Insufficient staffing of the accounting and financial reporting function. The financial and accounting function requires additional personnel with appropriate skills and training to identify and address the application of technical accounting literature of our transactions and activities.

These deficiencies in both design and operational effectiveness of our system of internal controls helped lead to the restatement of fiscal years 2004, 2003 and 2002 and delays in the completion and filing of our July 31, 2004 and October 31, 2004 Forms 10-Q, as described in Note 2 to the Condensed Consolidated Financial Statements, as well as in our Form 10-K/A.

As of January 31, 2005, we have not completed all the necessary corrective actions to fully correct the material weaknesses described above, and accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of January 31, 2005. However, we have put in place compensating procedures which allow us to affirm the reliability of our financial statements as of our most recent reporting period, January 31, 2005.

Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company to assess the design and effectiveness of the Company’s internal control systems effective April 30, 2006. The Company’s independent registered public accounting firm is required to render an attestation report on managements’ assessment and the effectiveness of our system of internal control over financial reporting. We must complete the documentation, evaluation and remediation of our systems of internal control. The costs associated with such compliance are likely to be substantial and will negatively impact our financial results. In addition, there is no assurance that we will be able to conclude that our systems are appropriately designed or effective, which could result in a material misstatement of the financial statements in the future and a decline in the stock price.

We have outstanding options and warrants that have the potential to dilute the return of our existing common shareholders and cause the price of our common stock to decline.

We grant stock options to our employees and other individuals. At April 30, 2004, we had options outstanding to purchase 2,089,412 shares of our common stock, at exercise prices ranging from $2.69 to $12.25 per share. In addition, we currently have outstanding 3,219,245 warrants, for which we are registering the resale of the underlying shares hereby. The exercise price of the warrants range from $.008 to $4.07 per share.

As a result of accounting regulations, which become applicable to us on May 1, 2006, requiring companies to expense stock options, our expenses will increase and our stock price may decline.

A number of publicly traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has adopted rule changes with an effective date as of the beginning of fiscal years beginning after June 15, 2005 requiring expensing of stock options. Currently we include such expenses on a pro forma basis in the notes to our financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. This change in accounting standards will require us to expense stock options, and as a result our reported expenses may increase significantly.

Washington law and our charter documents may make an acquisition of us more difficult.

Provisions in Washington law and in our articles of incorporation, bylaws, and rights plan could make it more difficult for a third-party to acquire us, even if doing so would benefit our shareholders. These provisions:

•	Establish a classified board of directors so that not all members of our board are elected at one time;

•	Authorize the issuance of “blank check” preferred stock that could be issued by our board of directors (without shareholder approval) to increase the number of outstanding shares (including shares with special voting rights), each of which could hinder a takeover attempt;

•	Provide for a Preferred Share Rights Purchase Plan or “poison pill;”

•	Impose restrictions on certain transactions between a corporation and certain significant shareholders.

•	Provide that directors may be removed only at a special meeting of shareholders and provide that only directors may call a special meeting;

•	Require the affirmative approval of a merger, share exchange or sale of substantially all of the Corporation’s assets by 2/3 of the Corporation’s shares entitled to vote; and

•	Provide for 60 day advance notification for shareholder proposals and nominations at shareholder meetings.

Market risk exists in our operations from potential adverse changes in foreign exchange rates relative to the U.S. dollar in our foreign operations.

A significant portion of our sales take place outside of the United States, and we transact business in various foreign currencies, primarily the Canadian dollar, the Eurodollar, the Japanese yen, the New Taiwan dollar, and the Swedish Krona. In addition, our foreign divisions may have customer receivables and vendor obligations in currencies other than their local currency which exposes us to near-term and longer term currency fluctuation risks. The assets and liabilities of our foreign operations, with functional currencies other than the U.S. dollar, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Aggregate net foreign exchange gains included in the determination of net loss amounted to $1.2 million for the nine months ended January 31, 2005. Based on our annualized results for the nine months ended January 31, 2005 for our foreign subsidiaries, and based on the net position of foreign assets less liabilities, a near-term 10% appreciation or depreciation of the U.S. dollar in all currencies we operate could impact operating income by $1 million and other income (expense) by $1.5 million. Our financial position and cash flows could be similarly impacted.

Current year foreign sales have benefited from a weak U.S. dollar. If the dollar were to strengthen against certain foreign currencies, such as the euro and yen, our margins may be negatively affected.

A significant portion of our products sold outside the United States are manufactured domestically. The weaker U.S. dollar, relative to the local currency of many of the countries we sell into, has made our products less expensive, on a relative basis, when compared to locally manufactured products and products manufactured in certain other countries. If the U.S. dollar were to gain in value relative to these foreign currencies, our products would increase in cost to the customer relative to locally produced product and products manufactured in certain other countries, which could negatively impact sales.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

SAFE HARBOR STATEMENT:

Statements made in this prospectus that are not historical facts are forward-looking statements that involve risks and uncertainties. These forward-looking statements include guidance on revenues for fiscal 2005. Forward-looking statements typically are identified by the use of such terms as may, will, expect, believe, anticipate, estimate, plan, potential, continue or similar words, although some forward-looking statements are expressed differently. We caution investors that forward-looking statements are only predictions based on our current expectations about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. You should be aware that our actual results could differ materially from those contained in any forward-looking statement due to a number of factors, which include, but are not limited to the following: our belief that the existing cash and credit facilities at January 31, 2005 are adequate to fund our operations through July 31, 2005 and that if we fail to achieve its planned revenues, costs and working capital objectives, management has the ability to curtail capital expenditures and reduce costs to levels that will be sufficient to enable the Company to meet its cash requirements and debt covenants through July 31, 2005; our belief that our new control policies and procedures, when implemented, will eliminate material weaknesses in our internal accounting controls; our ability to enter into a long term senior debt agreement prior to August 1, 2005; our expectations that the benefits from our restructuring activities should continue for the remainder of fiscal 2005 and that these changes should help us to achieve our forecasts; our expectation that long-term debt, notes payable and lease commitments will be met from working capital provided by operations and, if necessary, by borrowings; our expectation that funds necessary for capital spending will be generated internally and through available credit facilities; our realization of assets and discharge of liabilities in the ordinary course of business; the accuracy of our estimated costs for any future warranty obligations, bad debts, and obsolete or excess inventory; our continued ability to invest in research and development to improve current products and introduce new products; that our waterjets are experiencing growing acceptance in the marketplace for their flexibility and superior machine performance; that future consumables sales should be positively impacted by the increased number of operating systems and by sales of our proprietary productivity enhancing kits and the introduction of Flowparts.com; our ability to continue to improve our customer’s profitability through investment in the development of innovative products and services; the continued increase of spare parts sales; our expectation that we will focus our marketing efforts on specific target industries, applications and markets; our ability to successfully develop and sell products in the competitive markets that we serve; our ability to continue gaining market share in the machine cutting tool market; our belief that waterjet technology is in the early adoption phase of its product life and will continue to grow as a result of increasing awareness of the technology; our belief that the market acceptance of waterjet cutting systems in the aerospace, automotive and machining industries will encourage other manufacturers, in the same and in other industries, to adopt waterjet technologies; the ability of our UHP technology to provide benefits to an array of food products; the accuracy of our estimate of the worldwide waterjet cutting system market size at $350 million, and worldwide waterjet cleaning market at $335 million; our belief that we are the leader in the global waterjet cutting system markets with a market share of 40%; our belief that we are a major competitor in the ultrahigh-pressure segment of the waterjet cleaning systems market with an estimated global share of 27%; our access to capital; our ability to maintain satisfactory relationships with our lending partners; the overall level of consumer spending on capital equipment; the strengthening of global economies; our use of derivative instruments to manage foreign currency exchange rate risks; our expectation of a manufacturing agreement with the purchasers of any potentially divested businesses; our ability to retain a technical lead over our competitors through non-patented proprietary trade secrets and know-how in UHP applications; the ability of the patents we hold and have in process, as well as proprietary applications and manufacturing know-how, to act as a barrier to entry for competitors in the UHP technology field; our belief that the patents we hold protect our intellectual property; our belief that our patents and know-how make us the world-leader in UHP processing technology; the belief that Omax’s claims are without merit and out intent to contest Omax’s allegations. Additional information on these and other factors that could affect our financial results is set forth above and in our Form 10-K/A for the year ended April 30, 2004. We assume no obligation to update any forward-looking statements as a result of new information, future events or developments, except as required by federal securities laws.

All references to fiscal years are references to our fiscal year end of April 30.

USE OF PROCEEDS

The proceeds from the sale of the shares covered by this prospectus will be received by the Selling Shareholders. We will not receive any of the proceeds from the sales by the Selling Shareholders of the shares covered by this prospectus.

We originally received gross proceeds of $65 million and net proceeds of $59.5 million on March 21, 2005 when we sold 17,473,116 equity units at $3.72 per unit in the PIPE Transaction. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. We will receive an aggregate of up to $7.1 million if the selling shareholders who participated in the PIPE Transaction, exercise all of their warrants to purchase common stock.

We used the gross proceeds to pay the entire balance of our subordinated debt and accrued interest totalling $48.9 million in April 2005. The remaining proceeds were used to repay borrowings on our senior credit facility.

1,471,933 shares are issuable on the exercise of warrants issued to lenders, including approximately 304,000 warrants issued for antidilution. The exercise price of such warrants is $0.008 per share.

We would expect to use any such proceeds for general corporate purposes.

DIVIDEND POLICY

We have not paid dividends to common shareholders in the past. Our Board of Directors intends to retain future earnings, if any, to finance development and expansion of our business and reduce debt and does not expect to declare dividends to common shareholders in the near future. Furthermore, our current Senior Credit Agreement does not allow for payment of dividends to our shareholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and certain other assets and liabilities, as well as our capitalization as of January 31, 2005 as follows:

•	On an actual basis

•	On a pro-forma basis giving effect to our sale of 17,473,116 shares of common stock and 1,747,312 warrants to purchase Flow common stock. After deducting offering expenses the net proceeds were $59.5 million

•	As further described below, the pro-forma capitalization reflects application of all of the net proceeds to pay down debt. Our subordinated debt and related accrued interest was paid off in its entirety and the remaining net proceeds were used to pay down our Senior debt. In addition, for the pro-forma presentation the accumulated deficit has been charged for the expensing of the related capitalized debt fees and the write-off of the subordinated debt discount.

•	In addition, the pro-forma capitalization includes the issuance of approximately 304,000 anti-dilutional warrants. The warrants were issued to our senior and subordinated lenders. The fair value of these warrants was $1.1 million. Charges for the portion of the warrants ($970,000) issued to our subordinated lender and those senior lenders who did not participate in the New Senior Credit Agreement were charged to the accumulated deficit as expenses for pro-forma purposes.

New Senior Debt Agreement –

On April 28, 2005 we entered into a new senior debt agreement with Bank of America N.A. and U.S. Bank N.A. Certain other participants in the senior debt agreement did not participate in this new agreement. The agreement provides a $30 million commitment which expires August 1, 2005. This expiration date is consistent with our previous agreement. The new agreement however gave us the ability to pay off our subordinated debt in its entirety, which we did on April 28, 2005. This new senior debt agreement, including covenants, is very similar to the previous senior debt agreement except for the following provisions:

•	Requires the complete pay-off of subordinated debt

•	The interest rate has been reduced from prime + 6% to LIBOR + 2.5%

•	The annualized cost of Letters of Credit has been reduced from 5% to 2.5% of the face amount

•	The total commitment increased to $30 million, up from the prior debt agreement commitment level of $25.1 million.

As the expiration of this new senior debt agreement is August 1, 2005, we have begun negotiations to complete a long term senior debt agreement prior to August 1, 2005.

The following comments explain the changes between the January 31, 2005 reported amounts and the pro-forma amounts:

The PIPE Transaction gross proceeds of $65 million, less investment banking fees of $5.1 million and other costs of $375,000, result in net cash proceeds of $59.5 million. The PIPE Transaction includes the sale of 17,473,116 shares of FLOW common stock and warrants to purchase 1,747,312 shares of FLOW common stock. Under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19”), the fair value of the warrants will be reported initially as a liability due to the requirement to make liquidated damages payments of 1% of the gross proceeds per month ($650,000) should this Form S-1 not be declared effective prior to September 17, 2005. Our PIPE Transaction placement agent has agreed to share one half of the first $1 million of cash payment penalties arising from our failure to have this registration become effective prior to September 17, 2005. Upon effectiveness of the Form S-1, the fair value of the warrants will be reclassified into Capital in Excess of Par in the Equity section of the Consolidated Balance Sheet. The warrants have been valued at $3.5 million using the Black-Scholes method, and the shares have been recorded at $56.0 million, or the difference between the net proceeds and the value of the warrants.

The warrants are considered a derivative financial instrument and will be marked to fair value quarterly until this Form S-1 is declared effective. Any changes in fair value of the warrants will be recorded through the Statement of Operations.

The net proceeds of the PIPE Transaction have been applied to debt on a pro-forma basis as of January 31, 2005 as follows:

In Thousands
Repayment of subordinated debt	$44,500
Payment of accrued interest on subordinated debt	2,705
Repayment of senior debt	12,333

Total application of proceeds	$59,538

The pro-forma information includes the following adjustments to accumulated deficit to reflect certain charges to income to be incurred as a result of the PIPE Transaction:

In Thousands
Expensing of capitalized loan costs on debt	$1,616
Expensing of discount on subordinated debt	4,260
Charge to expense for additional anti-dilutional warrants	1,031

Total pro forma adjustment to accumulated deficit	$6,907

You should read this information together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Actual January 31, 2005 (unaudited; in thousands, except share amounts)	Pro-Forma January 31, 2005 (unaudited; in thousands, except share amounts)
Cash and Cash Equivalents	$12,210	$12,210
Other Current Assets(1, 8)	8,047	7,238
Other Assets (Long Term)(1)	4,377	3,652
Other Accrued Liabilities(2)	13,510	10,805
Warrants(3)	—	3,529

Capitalization:

Notes Payable	4,155	4,155
Current Portion of Long Term Obligations(4)	22,287	9,954
Long-Term Obligations, Net(5)	45,958	5,718
Shareholders’ Deficit
Series A 8% Convertible Preferred Stock—$.01 par value, 1,000,000 shares authorized, none issued	—	—
Common Stock—$.01 par value, 49,000,000 shares authorized, 15,967,662 shares outstanding at January 31, 2005 and 33,440,778 pro-forma shares outstanding at January 31, 2005(6)	160	335

Capital in Excess of Par(7)	57,021	113,968
Accumulated Deficit(8)	(66,080)	(72,987)
Accumulated Other Comprehensive Loss:
Cumulative Translation Adjustment	(3,237)	(3,237)
Unrealized Gains on Cash Flow Hedges, Net of Income tax of $69 and $69	178	178

Total Shareholders’ (Deficit) Equity	$(11,958)	$38,257

Total Capitalization	$60,442	$58,084

Notes:

(1)	Represents the charge to expense of all previously capitalized costs related to the subordinated debt, as well as previously capitalized costs on the Senior Credit Agreement under EITF 98-14, “Debtor’s Accounting for Changes in Line-of Credit or Revolving-Debt Arrangements” (EITF 98-14). These costs total $1,616,000, of which $891,000 is classified as current and $725,000 is long term. In addition, the current balance increases by $82,000 for the portion of the value of the anti-dilutional warrants issued to Bank of America that are capitalized under EITF 98-14. These additional fees will be amortized to expense through August 1, 2005.
(2)	Represents the payment of the accrued interest as of January 31, 2005 on the Subordinated debt.
(3)	Represents the value of the 1,747,312 warrants issued in the PIPE transaction. The valuation was computed using the Black-Scholes method. See above for further discussion of classification on the Balance Sheet. The assumptions utilized in computing the fair value of the warrants were as follows:

Contractual life	5 years
Estimated volatility	63%
Risk Free interest rate	4.34%
(4)	Represents net pay down of Senior debt of $12,333,000, on a pro-forma basis.
(5)	The principal balance of the Subordinated debt as of January 31, 2005 was $44,500,000. The amount reflected in the actual balance sheet is reduced by unamortized debt discount of $4,260,000. The pro forma adjustment of $40,240,000 represents the reduction in the balance resulting from the pay-off of the subordinated debt and the write-off of the remaining unamortized discount.
(6)	Represents the increase in par value associated with the common shares sold in the PIPE Transaction.
(7)	Represents the net proceeds of $59.5 million less the value ascribed to the warrants of $3.5 million, plus the fair value of approximately 304,000 anti-dilutional warrants to current warrant holders. The fair value of the anti-dilutional warrants is estimated to be $1.1 million based on the following assumptions:

Contractual life	5 years
Estimated volatility	62%
Risk Free interest rate	4.34%

Of this total fair value, $1,031,000 is assumed to be charged to expense as it either related to warrants issued to the subordinated debt holders, and the subordinated debt is retired in the pro-forma, or it relates to warrants issued to senior debt holders who are not participating in the New Senior Credit Agreement. The remaining $82,000 relates to warrants issued to the senior creditor that participated in both the Current and New Senior Credit Agreement and accordingly this value is capitalized in Other Current Assets under EITF 98-14.

(8)	Represents the write-off of the balance of the discount on Subordinated Debt as of January 31, 2005 of $4,260,000 as well as all previously capitalized costs related to the subordinated debt of $891,000 and previously capitalized costs on the Senior Credit Agreement under EITF 98-14 of $725,000. In addition, the pro-forma includes a charge to expense for $1,031,000 related to the value of anti-dilutional warrants issued to warrant holders prior to the PIPE Transaction.
(9)	Pro-forma earnings per share –

As a result of these transactions, on a pro-forma basis, our interest expense and earnings (loss) per share for the first nine months of fiscal 2005 and for the year ended April 30, 2004 would have been reduced and our income or (loss) per share would have been increased (reduced) as follows:

In Thousands, except per share data	Nine Months Ended January 31, 2005 Actual	Nine Months Ended January 31, 2005 Pro-Forma	Year Ended April 30, 2004 Actual	Year Ended April 30, 2004 Pro-Forma
Interest Expense	$10,632	$3,362	$13,171	$4,778
Net (Loss) Income	(6,115)	1,155	(11,522)	(3,129)
Net (Loss) Income per share:
Basic	$(0.39)	$0.03	$(0.75)	$(0.10)
Diluted	$(0.39)	$0.03	$(0.75)	$(0.10)

In Thousands, except per share data	Nine Months Ended January 31, 2005 Actual	Nine Months Ended January 31, 2005 Pro-Forma	Year Ended April 30, 2004 Actual	Year Ended April 30, 2004 Pro-Forma
Weighted Average Shares Outstanding:
Basic	15,847	33,320	15,415	32,888
Diluted	15,847	34,665	15,415	32,888

Note:

The subordinated debt and accrued interest at May 1, 2003 was $36.6 million. The pro-forma earnings per share information assumes the proceeds of the PIPE Transaction were used first to pay off the balance of the subordinated debt and accrued interest and the remaining net proceeds were used to pay-down Senior Credit Facility borrowings throughout the periods presented. The reduction between the “Actual” and ‘Pro-Forma’ amounts of interest expense is attributable to the reduced levels of senior and subordinated borrowings. Because the interest expense on the subordinated borrowings was all accrued and did not require cash payments, the pro-forma proceeds applied to reduce senior borrowings are the full difference between net proceeds of $59.5 million and $36.6 million of subordinated borrowing and accrued interest or $22.9 million. In addition, the pro-forma amounts exclude the amortization of the Debt Discount on the Subordinated debt of approximately $.9 million per year. Because we have provided full valuation allowances for our deferred tax assets in the United States, the reductions to our interest expense would not effect our income tax provision. Therefore we have not adjusted the impact of these pro-forma items to reflect any tax effect.

The pro-forma does not include the write off of unamortized debt discount, write-off of any capitalized fees or the value of warrants issued to the debt holders as part of the PIPE transaction. These fees will be written off when the under lying debt is retired. At January 31, 2005 this would amount to $6.9 million in additional charges.

The pro-forma interest expense includes the following adjustments:

In Thousands	Nine Months Ended January 31, 2005	Year Ended April 30, 2004
Reduced interest expense on subordinated debt	$5,691	$6,607
Reduced interest expense on senior debt	1,579	1,786

Total pro forma adjustment to interest expense	$7,270	$8,393

The pro-forma weighted average shares outstanding includes the following adjustments:

	Nine Months Ended January 31, 2005		Year Ended April 30, 2004
In Thousands	Basic	Diluted	Basic	Diluted
Common shares issued in PIPE Transaction	17,473	17,473	17,473	17,473
Dilutive potential common shares from warrants	—	1,345	—	—

Total additional shares included in weighted average shares outstanding	17,473	18,818	17,473	17,473

Note:

The weighted average shares are adjusted for the additional shares issued in the PIPE Transaction, as if they were issued May 1, 2003. Diluted earnings (loss) per share takes into consideration the warrants issued to purchasers of stock in the PIPE Transaction, as well as the anti-dilutional warrants issued to then current warrant holders prior to the PIPE Transaction where their inclusion would be dilutive.

The Company’s potential common stock equivalents on an actual and pro-forma basis were:

	January 31, 2005		April 30, 2004
In Thousands	Actual	Pro forma	Actual	Pro forma
Common stock options	2,121	2,121	2,089	2,089
Warrants	1,168	3,219	868	3,219

Total	3,289	5,340	2,957	5,308

Controls and Procedures

In December 2004, in connection with the restatement of our fiscal 2002, 2003 and 2004 financial statements, our independent registered public accounting firm reported to our Audit Committee two matters involving internal controls which our independent registered public accounting firm considered to be material weaknesses in our financial reporting process, as defined by the Public Company Accounting Oversight Board (“PCAOB”) in Auditing Standard No. 2. As defined by the PCAOB, a material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management and Audit Committee agreed with the report and we responded to our independent registered public accounting firm on each matter raised in its report and agreed to address each of the deficiencies.

The material weaknesses identified by our independent registered public accounting firm were as follows:

•	Insufficient analysis, documentation and review of the consolidation of the financial statements of subsidiaries. Inadequate processes to ensure the accuracy of the reconciliation of inter-company accounts. Also, we must improve the consolidation process and controls surrounding adequate monitoring and oversight of the work performed by accounting and financial reporting personnel.

•	Insufficient staffing of the accounting and financial reporting function. The finance and accounting function requires additional personnel with appropriate skills and training to identify and address the application of technical accounting literature to our transactions and activities.

These deficiencies in both design and operational effectiveness helped lead to the restatement of fiscal years 2004, 2003 and 2002 and delays in the completion and filing of our July 31, 2004 and October 31, 2004 Forms 10-Q, as described in Note 2 to the Condensed Consolidated Financial Statements, as well as in our Form 10-K/A.

Our management and Audit Committee dedicated significant resources to assessing the underlying issues giving rise to the restatements. Management and the Audit Committee reviewed the inter-company account reconciliations, the oversight procedures related to the balancing of inter-company accounts and consolidation and the documentation and monitoring of compliance with the requirements of technical accounting pronouncements. Management and the Audit Committee concluded that our accounting, financial reporting and internal control functions were not sufficient. Accordingly, management presented to the Audit Committee a plan to remedy the issues raised by our independent registered public accounting firm. Management and the Audit Committee are ensuring that proper steps have been and are being taken to improve our control environment and to ensure that we have assigned the highest priority to the correction of these deficiencies.

As of January 31, 2005, we had not completed all the necessary corrective actions to fully correct the material weaknesses described above, and accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of January 31, 2005. However, we had put in place compensating procedures which allow us to affirm the reliability of our financial statements as of our most recent reporting period, January 31, 2005.

Management and the Audit Committee remain committed to strong control policies and procedures and will ensure that the ‘tone at the top’ is committed to accuracy and completeness in all financial reporting. In connection with the corrective actions, in addition to utilizing internal resources, the Audit Committee authorized the engagement of a third party financial consulting firm to assist in the detail reconciliation work as well as reviewing current processes and controls and providing assistance in the development of our prospective processes and controls over the inter-company reconciliation process. To date, our corrective actions have included the hiring of two additional accounting staff with appropriate skill levels in order to improve the reconciliation process and increase the oversight ability thereof. We still have one open additional position that has not yet been filled. Additionally, we have increased the level of the documentation surrounding the implementation of accounting rules, and we will perform periodic reviews of the appropriateness of accounting policies and related documentation. Our new controls and procedures are designed to ensure that the reconciliation and elimination of intercompany balances as part of the preparation of our consolidated financial statements, are in accordance with US GAAP, as well as to ensure the proper application of technical accounting literature in the preparation of our financial statements.

Specific initiatives that have been implemented with respect to remediating the identified control weaknesses include the following:

•	Employed two additional accounting staff

•	Continued training of staff on the application of technical accounting pronouncements, such as FAS 52, pronouncements applicable to financing transactions, and inter-company reconciliations

•	Created standardized reconciliation templates to assist in the reconciliation process

•	Created a quarterly review process of those reconciliations by the Chief Financial Officer

•	Developed a new standard template for completion of the Statement of Cash Flows

•	Modified our divisional monthly close checklist to help ensure complete and appropriate inter-company reconciliations

In addition, the Company is undertaking the following:

•	Prepare sufficient documentation to support our application of complex accounting standards

•	Adopt a policy of periodic review of existing accounting policies to ensure continued compliance

•	Increase review of adherence to corporate polices and procedures

While we have hired two additional corporate finance staff, we intend to hire at least one more for the corporate finance department. In addition, we continue to monitor all divisions within the Company and anticipate hiring additional finance personnel in the near future.

Management and the Audit Committee will periodically assess the progress and sufficiency of these initiatives and make adjustments as and when necessary. As of the date of this report, management believes that the plan we have implemented, when complete, will eliminate the material weaknesses in internal accounting control as described above. However, management and the Audit Committee do not expect that our disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the fiscal years ended April 30, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of April 30, 2003 and 2004 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected statement of operations data for each of the fiscal years ended April 30, 2000 and 2001 and balance sheet data as of April 30, 2002, 2001 and 2000 are derived from our unaudited financial statements which are not included in this prospectus. The selected statement of operations data for each of the nine month periods ended January 31, 2004 and 2005 and the selected balance sheet data as of January 31, 2005 are derived from unaudited financial statements, which are included elsewhere in this prospectus.

(In thousands, except per share amounts)	Year Ended April 30,					Nine Months Ended
	2004(1)	2003(1)(3)(4)	2002(1)(2)(4)	2001(1)	2000(1)	January 31, 2005	January 31, 2004(1)(5)
	(restated)	(restated)	(restated)	(unaudited) (restated)	(unaudited) (restated)	(unaudited)	(unaudited) (restated)
Statement of Operations Data:
Sales	$177,609	$144,115	$176,890	$204,854	$193,638	$154,321	$123,253
Operating Income (Loss)	(1,883)	(46,657)	112	14,389	13,298	5,160	(3,559)
Income (Loss) Before Provision for Income Taxes	(6,851)	(56,861)	(11,367)	5,635	1,516	(4,408)	(6,368)
Income (Loss) Before Discontinued Operations	(12,048)	(69,464)	(8,244)	4,038	1,252	(6,115)	(8,443)
Net Income (Loss)	(11,522)	(69,987)	(7,853)	1,630	1,255	(6,115)	(7,917)
Basic Income (Loss) Per Share Before Discontinued Operations	(0.78)	(4.53)	(0.54)	0.27	0.09	(0.39)	(0.55)
Diluted Income (Loss) Per Share Before Discontinued Operations	(0.78)	(4.53)	(0.54)	0.27	0.08	(0.39)	(0.55)
Basic Income (Loss) Per Share	(0.75)	(4.56)	(0.52)	0.11	0.09	(0.39)	(0.52)
Diluted Income (Loss) Per Share	(0.75)	(4.56)	(0.52)	0.11	0.08	(0.39)	(0.52)

	April 30,					January 31, 2005
(In thousands)	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)
	(restated)	(restated)	(unaudited) (restated)	(unaudited) (restated)	(unaudited) (restated)	(unaudited)
Balance Sheet Data:
Working Capital	$(9,060)	$(6,709)	$84,532	$91,750	$87,552	$(3,146)
Total Assets	135,071	147,701	208,674	206,309	198,893	136,226
Short-Term Debt	48,727	61,056	5,237	8,464	9,216	26,442
Long-Term Obligations, net	38,081	29,023	83,453	85,652	70,397	45,958
Shareholders’ (Deficit) Equity	(9,552)	4,872	71,054	68,755	68,521	(11,958)

(1)

We have revised our consolidated financial statements for the years ended April 30, 2004, 2003 and 2002 to reflect charges associated with reconciliations of inter-company transactions, as well as correct the classification of foreign exchange revaluation gains and losses on inter-company balances from Accumulated Other Comprehensive Loss in the Consolidated Balance Sheets to Other Income (Expense), net in the Consolidated Statement of Operations in accordance with FAS 52. In addition, we have corrected the reporting in our Consolidated Statements of Cash Flows for the effects of foreign exchange rate changes on cash for each of the three years in the period ended April 30, 2004. We have reduced the debt discount on our subordinated debt in May 2001 and have thereby reduced the related amortization of this amount to Interest Expenses, net for the years ended April 30, 2004, 2003 and 2002. In addition, we have recorded the related tax effects of these adjustments. We have also revised the classification, from long-term to current, of our senior credit facility. Lastly, at April 30, 2004, we have reclassified $1.2 million in debt to long-term obligations that was originally reported as a current liability under Notes Payable in the Consolidated Balance Sheets. These restatements were applied to all other financial information presented for earlier years, as appropriate.

(2)	The Statement of Operations for fiscal 2002 includes the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. See Note 1 to the Consolidated Financial Statements for the year ending April 30, 2004 for further discussion of the impact of this adoption.
(3)	The Statement of Operations for fiscal 2003 includes the impact of management’s launch of its restructuring program and resulting focus on cash generation. See the ‘Fiscal 2003 Comprehensive Financial Review’ at the end of the ‘Fiscal 2004 Compared to Fiscal 2003’ financial analysis in the Management’s Discussion and Analysis section for further discussion of the impact on our financial results.
(4)	See Note 1 to the April 30, 2004 Consolidated Financial Statements for certain reclassifications made to fiscal 2003 and 2002 amounts.
(5)	See Note 1 to the January 31, 2005 Condensed Consolidated Financial Statements for certain reclassifications made to the January 31, 2004 amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recent Developments:

New Senior Debt Agreement –

On April 28, 2005 we entered into a new senior debt agreement with Bank of America N.A. and U.S. Bank N.A. Certain other participants in the senior debt agreement did not participate in this new agreement. The agreement provides a $30 million commitment which expires August 1, 2005. This expiration date is consistent with our previous agreement. The new agreement however gave us the ability to pay off our subordinated debt in its entirety, which we did on April 28, 2005. This new senior debt agreement, including covenants, is very similar to the previous senior debt agreement except for the following provisions:

•	Requires the complete pay-off of subordinated debt

•	The interest rate has been reduced from prime + 6% to LIBOR + 2.5%

•	The annualized cost of Letters of Credit has been reduced from 5% to 2.5% of the face amount

•	The total commitment increased to $30 million, up from the prior debt agreement commitment level of $25.1 million.

As the expiration of this new senior debt agreement is August 1, 2005, we have begun negotiations to complete a long term senior debt agreement prior to August 1, 2005.

General Press –

With authorization from the Board of Directors in September 2004, we engaged the services of Danske Markets, Inc., which is working in Europe in cooperation with CloseAssociates to assist us in the sale of our General Press operations. These businesses are comprised of the North America Press and International Press segments. As these segments do not utilize ultrahigh-pressure water pumps, they are not considered core to our business, and it is our intent to divest ourselves of these operations and use the proceeds, in part, to pay down debt. In January 2005 we began to market these segments by distributing confidential information memorandums. We have received several indications of interest for our General Press business and we have made several management presentations to potential purchasers. Detailed due diligence by one or more potential purchasers has not yet begun. There can be no assurance we will receive an offer acceptable to us for the sale of these segments. If we do divest these businesses, it is anticipated that we will enter into a manufacturing agreement providing that the purchaser will continue to provide some of the non-high pressure pump components, such as the pressure vessel, used in the Fresher Under Pressure business, which is considered part of the core UHP pump business. These segments do not meet the accounting criteria to be considered assets held for sale and accordingly the results of operations are shown as continuing operations and the related assets have not been reported as held for sale in our financial statements.

Operational and Financial

Restructuring –

Since May 2003, we have been executing a plan intended to return us to profitability through reductions in headcount, consolidation of facilities and operations, and closure or divestiture of selected operations. We further evaluated the workforce and skill levels necessary to satisfy the expected future requirements of the business. As a result, we have implemented plans to eliminate redundant positions and realign and modify certain roles based on skill assessments. We have recorded restructuring charges of $3.3 million and $239,000 for the year ended April 30, 2004 and nine months ended January 31, 2005, respectively, which are shown in the table below (in thousands):

	Year Ended April 30, 2004	Nine Months Ended January 31, 2005
Severance benefits	$652	$120
Facility exit costs	1,058	119
Inventory write-down	1,546	—

	$3,256	$239

These charges included employee severance related costs for approximately 50 individuals. The fiscal 2004 reductions in the global workforce were made across manufacturing, engineering and general and administrative functions. We have also recorded facility exit costs for the year ended April 30, 2004 primarily as a result of consolidating our two Kent facilities into one facility, vacating the manufacturing warehouse portion of our Flow Europe facility and reducing the space utilized in our Swedish manufacturing facility. In addition, we scrapped some obsolete parts, returned surplus parts to vendors and sold parts to third parties, in conjunction with the shutdown of our manufacturing operation in Europe and standardization of our product line. The fiscal 2005 restructuring relates to employee reductions in the Food segment as well as closure of our Memphis sales office. See restructuring accrual information in Note 16 to Consolidated Financial Statements for the year ended April 30, 2004 and Note 4 to the Consolidated Financial Statements for the nine months ended January 31, 2005.

We incurred professional fees associated with the restructuring of our debt which amounted to $1.5 million during the year ended April 30, 2004 and $623,000 for the nine months ended January 31, 2005.

Operational Data as a Percentage of Sales

	Year Ended April 30,			Nine Months Ended January 31,
	2004(1)	2003(1)(2)	2002(1)(2)	2005	2004(1)(2)
	(restated)	(restated)	(restated)	(unaudited)	(unaudited) (restated)
Sales	100%	100%	100%	100%	100%
Cost of Sales	63%	75%	62%	65%	63%

Gross Margin	37%	25%	38%	35%	37%

Expenses:
Marketing	16%	26%	18%	16%	16%
Research & Engineering	6%	9%	8%	4%	7%
General & Administrative	13%	16%	10%	12%	14%
Restructuring Charges	2%	—%	—%	—%	2%
Financial Consulting Charges	1%	—%	—%	—%	—%
Impairment Charges	—%	8%	2%	—%	1%

	38%	59%	38%	32%	40%

Operating (Loss) Income	(1)%	(34)%	0%	3%	(3)%
Interest Expense	(7)%	(8)%	(5)%	(7)%	(8)%
Interest Income	—%	—%	—%	—%	—%
Other Income (Expense), net	4%	3%	(1)%	1%	6%

Loss Before (Provision) Benefit for Income Taxes	(4)%	(39)%	(6)%	(3)%	(5)%
(Provision) Benefit for Income Taxes	(3)%	(9)%	2%	(1)%	(2)%

Loss Before Discontinued Operations	(7)%	(48)%	(4)%	(4)%	(7)%
Discontinued Operations, Net of Tax	—%	(1)%	—%	—%	1%

Net Loss	(7)%	(49)%	(4)%	(4)%	(6)%

Operational Overview:

	Nine months ended January 31, 2005			Nine months ended January 31, 2004(2)
Dollars in thousands, unaudited	Waterjet	Avure	Consolidated	Waterjet	Avure(1)	Consolidated(1)
					(restated)	(restated)
Sales	$124,136	$30,185	$154,321	$97,859	$25,394	$123,253
Cost of Sales	79,296	20,261	99,557	62,034	15,836	77,870

Gross Margin	44,840	9,924	54,764	35,825	9,558	45,383
Operating Expenses	39,774	9,830	49,604	37,071	11,871	48,942

Operating Income (Loss)	$5,066	$94	$5,160	$(1,246)	$(2,313)	$(3,559)

	Year ended April 30, 2004			Year ended April 30, 2003(2)			Year ended April 30, 2002(2)
Dollars in thousands	Waterjet	Avure(1)	Consolidated(1)	Waterjet	Avure	Consolidated	Waterjet(1)	Avure(1)	Consolidated(1)
		(restated)	(restated)				(restated)	(restated)	(restated)
Sales	$132,861	$44,748	$177,609	$121,833	$22,282	$144,115	$127,763	$49,127	$176,890
Cost of Sales	83,604	28,778	112,382	88,620	19,454	108,074	79,844	29,285	109,129

Gross Margin	49,257	15,970	65,227	33,213	2,828	36,041	47,919	19,842	67,761
Operating Expenses	50,934	16,176	67,110	60,335	24,405	84,740	49,558	18,318	67,876

Operating (Loss) Income	$(1,677)	$(206)	$(1,883)	$(27,122)	$(21,577)	$(48,699)	$(1,639)	$1,524	$(115)

(1)	As described in Note 2 to the Consolidated Financial Statements, we have restated our consolidated financial statements for the years ended April 30, 2004, 2003, and 2002 to reflect charges associated with reconciliations of inter-company transactions and other adjustments.
(2)	See Notes 1 to the Consolidated Financial Statements as of April 30, 2004 and January 31, 2005 for certain reclassifications made to fiscal 2003, 2002 and January 31, 2004 amounts.

Sales Summary:

	Nine Months Ended January 31,
Dollars in thousands	2005	2004	% Change
Operational breakdown:
Waterjet:
Systems	$86,541	$62,091	39%
Consumable parts and services	37,595	35,768	5%

Total	124,136	97,859	27%

Avure:
Fresher Under Pressure	8,881	9,159	(3)%
General Press	21,304	16,235	31%

Total	30,185	25,394	19%

	$154,321	$123,253	25%

Geographic breakdown:
United States	$90,230	$64,463	40%
Rest of Americas	13,900	13,166	6%
Europe	31,510	30,414	4%
Asia	18,681	15,210	23%

	$154,321	$123,253	25%

	Year ended April 30,			Year ended April 30,
Dollars in thousands	2004	2003	% Change	2003	2002	% Change
Operational breakdown:
Waterjet:
Systems	$85,015	$76,346	11%	$76,346	$88,995	(14)%
Consumable parts and services	47,846	45,487	5%	45,487	38,768	17%

Total	132,861	121,833	9%	121,833	127,763	(5)%

Avure:
Fresher Under Pressure	15,296	4,851	215%	4,851	11,917	(59)%
General Press	29,452	17,431	69%	17,431	37,210	(53)%

Total	44,748	22,282	101%	22,282	49,127	(55)%

	$177,609	$144,115	23%	$144,115	$176,890	(19)%

Geographic breakdown:
United States	$97,546	$79,450	23%	$79,450	$95,853	(17)%
Rest of Americas	13,004	15,673	(17)%	15,673	13,364	17%
Europe	46,557	31,326	49%	31,326	52,757	(41)%
Asia	20,502	17,666	16%	17,666	14,916	18%

	$177,609	$144,115	23%	$144,115	$176,890	(19)%

Results of Operations

We analyze our business based on the utilization of ultrahigh-pressure, either as released pressure or contained pressure. The released pressure portion of our UHP business which we call Waterjet, is comprised of the following segments: North America Waterjet, Asia Waterjet, Other International Waterjet and Other. The contained pressure operation which is what we call Avure, is made up of the Food, North America Press and International Press segments.

Nine Months Ended January 31, 2005 Compared to Nine Months Ended January 31, 2004 (Restated—See Note 2 to the January 31, 2005 Consolidated Financial Statements). See Note 1 to the Condensed Consolidated Financial Statements for certain reclassifications made to the nine months ended January 31, 2004 amounts. (Tabular amount in thousands)

Sales.

Our sales by segment for the periods noted below is summarized as follows:

	Nine Months Ended January 31,
	2005	2004	Difference	%
Sales
Waterjet:
North America	$57,967	$42,656	$15,311	36%
Asia	18,681	15,210	3,471	23%
Other International	23,686	21,155	2,531	12%
Other	23,802	18,838	4,964	26%

Waterjet Total	124,136	97,859	26,277	27%

Avure:
Food	8,881	9,159	(278)	(3)%
North America Press	11,215	4,784	6,431	134%
International Press	10,089	11,451	(1,362)	(12)%

Avure Total	30,185	25,394	4,791	19%

Consolidated Total	$154,321	$123,253	$31,068	25%

Waterjet. The Waterjet operation includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation (cleaning) and paper industries. It is comprised of four reporting segments: North America Waterjet, Asia Waterjet, Other International Waterjet and Other. The North America, Asia and Other International Waterjet segments primarily represent sales of our standard cutting and cleaning systems throughout the world, as well as sales of our custom designed systems into the aerospace industry. The ‘Other’ segment represents sales of our automation and robotic waterjet cutting cells which are sold primarily into the North American automotive industry. For the nine months ended January 31, 2005, we reported a $26.3 million, or 27%, increase to $124.1 million versus the prior year comparative period. All four segments reported an increase in revenue; however $15.3 million of the $26.3 million increase was recognized in our North America Waterjet segment. At the end of fiscal 2004, we believed the market awareness of waterjet technology was low and addressed this through an increase in marketing and tradeshow activity, including attendance at the bi-annual International Manufacturing Technology Show in early September, as well as increasing the number of domestic waterjet cutting direct sales staff from 10 to 15, adding two machine tool distributors and increasing domestic technical services staff from 12 to 24 persons. The growth in revenue in North America is a result of an increase in unit sales stemming from our increased sales and marketing activity.

There were no significant price increases year over year. Aerospace sales, which are also included in the North America segment, were $2.4 million for the nine months ended January 31, 2005, down $.9 million from the prior year nine month period. The growth in our ‘Other’ segment results from improved demand in the domestic automotive industry. We have not increased our marketing and sales staff in this segment year over year. Our waterjets are experiencing growing acceptance in the marketplace because of their flexibility and superior machine performance.

Outside the U.S., Waterjet revenue growth was positively influenced by growth in Asia Waterjet sales which were $18.7 million, up $3.5 million or 23% for the nine months ended January 31, 2005. This increase was driven largely by sales in China where we experienced strong demand for shapecutting and cutting cell systems from a strengthening automotive industry.

Our Other International Waterjet segment represents primarily sales into Europe and South America. Revenues from our European operations have improved by $2.5 million for the nine months ended January 31, 2005 to $21.4 million. Market specific pricing including some price reductions, standardization of system offerings, improved delivery and a recovering European marketplace have helped to increase our European sales. Sales into South America of $2.3 million for the nine months ended January 31, 2005 is comparable to the respective prior year period. The economic conditions in the South America region make it difficult to grow sales. We are typically able to sell our products at higher prices outside the U.S. due to the costs of servicing these markets. As much of our product is manufactured in the U.S., the weakness of the U.S. dollar also has helped strengthen our foreign revenues.

We also analyze our Waterjet revenues by looking at system sales and consumable sales. Systems revenues for the nine months ended January 31, 2005 were $86.5 million, an increase of $24.4 million or 39%, compared to the prior year same period due to both strong domestic and global sales from recovering economic conditions. The majority, $18.1 million, of the increase was generated domestically. Consumables revenues recorded an increase of $1.8 million or 5% to $37.6 million for the nine months ended January 31, 2005. The majority of the increase in spares sales is domestic and is the result of the increasing number of operating systems, increasing sales of our proprietary productivity enhancing kits, improved parts availability, as well as increased customer acceptance of Flowparts.com, our easy-to-use internet order entry system. We believe that spare parts sales should continue to increase as more systems are put into operation.

Avure. The Avure operation includes the Fresher Under Pressure technology (Food segment) as well as General Press operations (North America Press and International Press segments). Revenue in the Avure operations is recorded on the percentage of completion basis. Fresher Under Pressure meets the increasing demand in the U.S. for a post packaging, terminal pasteurization-like step (e.g. packaged ready-to-eat meats); the demand for high quality, minimally processed foods (e.g. fresh guacamole and salsas); and the demand to utilize the productivity enhancing capabilities of UHP in food processing (e.g. shellfish shucking), while the General Press business manufactures systems which produce and strengthen advanced materials for the aerospace, automotive and medical industries. For the nine months ended January 31, 2005, sales for the Food segment decreased $.3 million or 3%, respectively. Revenues for the nine month year to date period are comparable to the prior year.

As outlined in the table above, North American Press sales have grown in the nine months ended January 31, 2005 as compared to the prior year period. This growth is the result of revenue recognized under two large contracts obtained in fiscal 2004 and manufactured in fiscal 2005.

International Press sales for the nine months ended January 31, 2005 decreased $1.4 million as compared to the like period in the prior year. The International Press sales are almost exclusively large contract sales in excess of $2 million per contract and accordingly revenue will vary depending on the number and stage of manufacture of these contracts. The sales and production cycle on a General Press can range from one to four years in length.

Cost of Sales and Gross Margins.

Our gross margin by segment for the periods noted below is summarized as follows:

	Nine Months Ended January 31,
	2005	2004	Difference	%
Gross Margin
Waterjet:
North America	$25,985	$17,833	$8,152	46%
Asia	8,533	7,214	1,319	18%
Other International	8,063	7,205	858	12%
Other	2,259	3,573	(1,314)	(37)%

Waterjet Total	44,840	35,825	9,015	25%

Avure:
Food	1,372	842	530	63%
North America Press	1,304	780	524	67%
International Press	7,248	7,936	(688)	(9)%

Avure Total	9,924	9,558	366	4%

Consolidated Total	$54,764	$45,383	$9,381	21%

Our gross margin as a percent of sales by segment for the periods noted below is summarized as follows:

	Nine Months Ended January 31,
	2005	2004
Gross Margin Percentage
Waterjet:
North America	45%	42%
Asia	46%	47%
Other International	34%	34%
Other	9%	19%
Waterjet Total	36%	37%

Avure:
Food	15%	9%
North America Press	12%	16%
International Press	72%	69%
Avure Total	33%	38%
Consolidated Total	35%	37%

Gross margin for the nine months ended January 31, 2005 amounted to $54.8 million or 35% of sales as compared to gross margin of $45.3 million or 37% of sales in the prior year same period. Generally, gross margin rates will vary period over period depending on the mix of sales, which includes special system, standard system and consumables sales. Gross margin rates on our systems sales are typically less than 45% as opposed to consumables sales which are in excess of 50%. On average, standard systems which are included in the North America, Asia and Other International Waterjet segments carry higher margins than the custom engineered systems, which are represented by the Other, Food, North America Press and International Press segments. In addition, gross margin as a percent of sales will vary amongst segments due to inter-company sales and the related inter-company transfer pricing.

For the nine months ended January 31, 2005, waterjet margins represented $44.8 million of the overall consolidated margin or 36% of Waterjet sales. Waterjet operations gross margin percentage decreased from 37% of sales in fiscal 2004 to 36% in fiscal 2005. The primary driver of this decrease was the 10 percentage point decrease in margins in the Other segment to 9% of sales in fiscal 2005. This weakness stems from a number of very low margin contracts built in the first nine months of the year including several loss contracts which totaled $.8 million. We have consolidated the management of this division within the Other segment and current contracts appear to be in line with historical gross margins in the automotive industry, between 15% and 25%. This weakness was partially offset by an improved margin percent in North America Waterjet related to increased sales.

Avure margins amounted to $9.9 million of the overall consolidated margin or 33% of Avure sales. Food segment margin percentages improved in the current year as the prior year included several strategic sales at almost a zero margin. These sales represented the initial sale of equipment into the Ready-to Eat meat industry made in an effort to try and accelerate market adoption and the sale of a development project into the seafood industry that has other industry applications. The North America Press segment margin dollars have increased; however, the margin percentage has decreased for the nine months ended January 31, 2005 compared to the prior year period. This is the result of a shift in product mix in fiscal 2005 towards equipment manufactured by the International Press segment, for which the margins recognized by North America Press are lower due to our inter-company transfer pricing policies. International Press segment margins increased slightly to 72%. The International Press margin is the result of gross profit on external sales and gross profit on inter-company sales. Our segment reporting excludes inter-company sales, but not the related margins. On a year to date basis however, inter-company production is up which has resulted in an increase in the International Press margin percentage to 72%. Gross margin percentages on similar type projects remain the same year over year.

Marketing Expenses.

Our marketing expenses by segment for the periods noted below are summarized as follows:

	Nine Months Ended January 31,
	2005	2004	Difference	%
Marketing
Waterjet:
North America	$10,686	$6,856	$3,830	56%
Asia	2,678	2,134	544	25%
Other International	6,021	5,575	446	8%
Other	1,242	1,268	(26)	(2)%

Waterjet Total	20,627	15,833	4,794	30%

Avure:
Food	1,054	1,111	(57)	(5)%
North America Press	468	349	119	34%
International Press	1,767	2,401	(634)	(26)%

Avure Total	3,289	3,861	(572)	(15)%

Consolidated Total	$23,916	$19,694	$4,222	21%

Marketing expenses increased $4.2 million or 21% to $23.9 million for the nine months ended January 31, 2005 as compared to the prior year same period. Waterjet increased $4.8 million or 30% and Avure decreased $.6 million or 16% as compared to the prior year period. Waterjet experienced the increase in North America as a result of improved sales and the market awareness programs being put in place. Fiscal 2005 also includes over $.5 million in costs associated with the bi-annual International Manufacturing Technology Show held during the second quarter ended October 31, 2004. Asia and Other International Waterjet recorded cost increases in line with changes in sales and the Other segment held marketing costs constant. Within Avure, all of the decrease is attributable to International Press, due to both cost cutting and lower sales. Expressed as a percentage of revenue, consolidated marketing expenses were 15% for the nine months ended January 31, 2005. This compares to 16% of sales for the prior year same period.

Research and Engineering Expenses.

Our research and engineering expenses by segment for the periods noted below are summarized as follows:

	Nine Months Ended January 31,
	2005	2004	Difference	%
Research and Engineering
Waterjet:
North America	$3,068	$3,804	$(736)	(19)%
Asia	254	211	43	20%
Other International	536	605	(69)	(11)%
Other	99	275	(176)	(64)%

Waterjet Total	3,957	4,895	(938)	(19)%

Avure:
Food	1,270	1,174	96	8%
North America Press	—	—	—	—%
International Press	1,450	2,721	(1,271)	(47)%

Avure Total	2,720	3,895	(1,175)	(30)%

Consolidated Total	$6,677	$8,790	$(2,113)	(24)%

Research and engineering expenses decreased $2.1 million or 24% for the nine months ended January 31, 2005 as compared to the prior year same period. Waterjet generated $.9 million of the decrease while Avure decreased $1.2 million. These decreases are related to the timing of research and development work, the increased use of engineers on revenue generating projects and continued cost cutting across most segments, most notably, North America Waterjet and International Press. Expressed as a percentage of revenue, research and engineering expenses were 4% for the nine months ended January 31, 2005, as compared to 7% for the nine months ended January 31, 2004.

General and Administrative Expenses.

Our general and administrative expenses by segment for the periods noted below are summarized as follows:

	Nine Months Ended January 31,
	2005	2004	Difference	%
General and Administrative
Waterjet:
North America	$10,393	$8,994	$1,399	16%
Asia	896	813	83	10%
Other International	1,891	1,983	(92)	(5)%
Other	1,387	1,457	(70)	(5)%

Waterjet Total	14,567	13,247	1,320	10%

Avure:
Food	801	998	(197)	(20)%
North America Press	563	497	66	13%
International Press	2,218	2,102	116	6%

Avure Total	3,582	3,597	(15)	—%

Consolidated Total	$18,149	$16,844	$1,305	8%

General and administrative expenses increased $1.3 million or 8% for the nine months ended January 31, 2005, as compared to the prior year same period. The North America Waterjet segment accounts for $1.4 million of the $1.3 million increase in expense. This includes increased professional fees of $750,000 associated with patent litigation and our accounting restatement and an increase in incentive compensation accruals of $505,000. As a percent of sales, however, North America Waterjet general and administrative expenses decreased from 21% to 18%. Expressed as a percentage of revenue, consolidated general and administrative expenses were 12% as compared to 14% for the prior year period.

Restructuring Expenses. During the nine months ended January 31, 2005, we incurred $.2 million of severance benefits and facility exit costs in the Food segment. During the nine months ended January 31, 2004, we incurred $2.3 million of restructuring costs. These costs, which represent both severance and facility exit costs, were recognized in the Waterjet operations, primarily in Other International and Other Waterjet.

The following table summarizes accrued restructuring activity (in thousands):

	North America Waterjet	Other Inter- national Waterjet	Food		International Press		Consolidated
	Facility Exit Costs	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Total
Balance, April 30, 2004	$139	$333	$—	$—	$244	$191	$244	$663	$907
Q1 restructuring charge	0	0	0	0	0	—	0	0	0
Q1 cash payments	(9)	(4)	0	—	(68)	(3)	(68)	(16)	(84)

Balance, July 31, 2004	130	329	—	—	176	188	176	647	823
Q2 restructuring charge	0	0	0	—	—	0	0	0	0
Q2 cash payments	(9)	(4)	—	—	(64)	(3)	(64)	(16)	(80)

Balance, October 31, 2004	121	325	—	0	112	185	112	631	743
Q3 restructuring charge	0	0	120	119	0	0	120	119	239
Q3 cash payments	(9)	(10)	(17)	(39)	(39)	(3)	(56)	(61)	(117)

Balance, January 31, 2005	$112	$315	$103	$80	$73	$182	$176	$689	$865

Financial Consulting Expenses. During the nine months ended January 31, 2005, we incurred $.6 million of financial consulting costs. For the nine months ended January 31, 2004 we incurred $1.2 million of similar costs associated with refinancing attempts in fiscal 2004.

Operating Income (Loss).

Our operating income (loss) by segment for the periods noted below are summarized as follows:

	Nine Months Ended January 31,
	2005	2004	Difference	%
Operating Income (Loss)
Waterjet:
North America	1,215	(3,806)	5,021	(132)%
Asia	4,705	4,056	649	16%
Other International	(385)	(1,970)	1,585	(80)%
Other	(469)	474	(943)	(199)%

Waterjet Total	5,066	(1,246)	6,312	NM

Avure:
Food	(1,992)	(2,567)	575	(22)%
North America Press	273	(66)	339	NM
International Press	1,813	320	1,493	NM

Avure Total	94	(2,313)	2,407	(104)%

Consolidated Total	$5,160	$(3,559)	$8,719	NM

NM = Not Meaningful

Our operating income for the nine months ended January 31, 2005 was $5.2 million as compared to an operating loss of $3.6 million for the nine months ended January 31, 2004. The reasons for the changes in operating profit or loss by segment have been described in the paragraphs above addressing changes in sales, gross margin and operating expenses.

Interest and Other Income (Expense), net. Current interest expense, net increased to $10.6 million for the nine months ended January 31, 2005. This net amount included $88,000 of interest income. The fiscal 2005 interest expense, net increased $1 million for the nine months ended January 31, 2005 as compared to the prior year. This increase results from higher interest rates and increased fee amortization associated with the July 2004 amendments to both the senior and subordinated credit agreements, offset in part by a lower average debt balance outstanding. During the nine months ended January 31, 2005, we recorded Other Income, net of $1.1 million. This compares to Other Income, net of $6.8 million in the prior year nine month period. Other income in fiscal 2005 is comprised primarily of net foreign exchange gains and losses. Other income, net in fiscal 2004 includes a $2.6 million gain on the sale of investment securities we held and net foreign exchange gains and losses.

The following table shows the detail of Other Income (Expense), net, in the accompanying Consolidated Statements of Operations:

	Nine Months Ended January 31,
	2005	2004
Net realized foreign exchange gains	$2,993	$842
Net unrealized foreign exchange gains (losses)	(1,838)	3,527
Realized gain on sale of equity securities	—	2,618
Minority interest in joint venture	(153)	10
Other	62	(181)

Total	$1,064	$6,816

Income Taxes. For the nine months ended January 31, 2005 and 2004, the tax provision consists of current expense related to operations in foreign jurisdictions which are profitable, primarily in Taiwan and Japan. In addition, operations in certain jurisdictions (principally Germany and the United States) reported net operating losses for which no tax benefit was recognized as it is more likely than not that such benefit will not be realized. During the fourth quarter of fiscal 2004, as a result of foreign asset collateral requirements and our amended credit agreements, we were no longer able to permanently defer foreign earnings and recorded a $1.9 million liability for withholding taxes payable on future repatriation of foreign earnings. We also recorded a U.S. tax liability of $6.7 million on foreign earnings which we have decided to no longer permanently defer. The total $6.7 million tax liability was offset by a reduction of the valuation allowance. In addition, we continue to assess our ability to realize our net deferred tax assets. Recognizing the continued losses generated during fiscal 2005 and in prior periods, we have determined it appropriate to continue to maintain a valuation allowance on our domestic net operating losses, certain foreign net operating losses and certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. The domestic net operating losses can be carried forward 20 years to offset domestic profits in future periods and expire in fiscal 2023 if not used. Our foreign net operating losses currently do not have an expiration date. We provided a full valuation allowance against the deferred tax assets associated with the losses recorded during fiscal 2005.

Net Loss. For the nine months ended January 31, 2005, our consolidated net loss was $6.1 million or $.39 per basic and diluted loss per share as compared to a net loss of $7.9 million, or $.52 basic and diluted loss per share in the prior year same period.

Fiscal 2004 Compared to Fiscal 2003 (Restated—See Note 2 to the April 30, 2004 Consolidated Financial Statements) See Note 1 to the Consolidated Financial Statements for certain reclassifications made to fiscal 2003 amounts. (Tabular amounts in thousands)

Sales.

Our sales by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,		Dollar Change	Percent Change
	2004	2003
Sales
Waterjet:
North America	$59,044	$53,995	$5,049	9%
Asia	20,502	17,667	2,835	16%
Other International	28,160	23,279	4,881	21%
Other	25,155	26,892	(1,737)	(6)%

Waterjet Total	132,861	121,833	11,028	9%

Avure:
Food	15,296	4,851	10,445	215%
North America Press	7,445	7,668	(223)	-3%
International Press	22,007	9,763	12,244	125%

Avure Total	44,748	22,282	22,466	101%

Consolidated Total	$177,609	$144,115	$33,494	23%

Waterjet. For the year ended April 30, 2004, total Waterjet revenue increased $11.1 million or 9% to $132.9 million from $121.8 million in the prior year. All of this growth was recorded in the North America, Asia and Other International Waterjet segments, driven by market demand for our dynamic waterjet cutting head and improved global market conditions in the primary industries we serve. This growth was all volume related as we did not increase prices during fiscal 2004.

Included in the $5.0 million increase in fiscal 2004 in North American waterjet sales is a $3.3 million or 6% revenue increase over the prior year period for sales of our domestic standard waterjet cutting systems, as compared to the domestic machine cutting tool market, which recorded a year over year improvement of 12%, according to the Association for Manufacturing Technology (“AMT”). We do not believe that our shapecutting equipment business is as subject to cyclical fluctuations as the traditional methods tracked by the AMT. The broader machine tool market is recovering from historical lows. Our waterjets are experiencing continued acceptance in the marketplace from their flexibility and superior machine performance. The remainder of the North America Waterjet increase relates to an increase in our aerospace business, which totalled $4.1 million in fiscal 2004 driven by the manufacture of the Airbus A380. North American automotive and automation (our ‘Other’ segment) sales decreased 6% or $1.7 million in fiscal 2004 as compared to fiscal 2003 due to the cyclical nature of the automotive industry.

Outside the U.S., Waterjet revenue growth was positively influenced by growth in Asian revenues which were up $2.8 million or 16% for the year ended April 30, 2004 to $20.5 million, compared to $17.7 million in the prior year. These increases were driven largely by sales in Japan where we experienced strong demand for our surface preparation and shapecutting systems, due in part to the refurbishment program for U.S. Navy ships based in Japan.

Our Other International Waterjet segment represents primarily sales into Europe and South America. Revenues from our European operations have improved by $3.0 million or 14% to $24.6 million during fiscal 2004. Market specific pricing and standardization of system offerings and a recovering European marketplace contributed to this improvement. Sales into South America are up $1.9 million due to improvements in sales of surface preparation equipment.

We also analyze our Waterjet revenues by looking at system sales and consumable sales. Systems revenues for the year ended April 30, 2004 were $85.0 million, an increase of $8.7 million or 11%, compared to the prior fiscal year due to strong global sales from recovering economic conditions driven by a weaker U.S. dollar. Consumables revenues also recorded an improvement of 5% or $2.3 million to $47.8 million for the year ended April 30, 2004, compared to the prior year consumable revenue of $45.5 million. This is due to increased machine utilization by our customers in North and South America and Asia, all of which led to higher parts consumption. Consumables revenue continues to be positively impacted by our proprietary productivity enhancing kits and improved parts availability as well as the introduction of Flowparts.com, our easy-to-use internet order entry system.

Avure. For the year ended April 30, 2004, revenues for the Food segment were $15.3 million, representing a $10.4 million, or 215% improvement, compared to the prior year’s revenue of $4.9 million. A portion of this increase can be attributed to the reversal in the prior year of $4.3 million of percentage of completion revenue previously recognized on three food systems (one customer) based on the customer’s failure to fulfill its obligations under the contract terms. Additionally, in fiscal 2004, we were able to record revenue of $3.7 million on fiscal 2003 orders where we delivered already-completed systems. These orders did not qualify for percentage of completion accounting and the corresponding revenue was recognized upon delivery and acceptance in fiscal 2004 of the systems that were sold. Increased acceptance of the technology drove the remainder of the growth.

For the year ended April 30, 2004, North America Press sales were essentially flat with the prior year at $7.4 million.

International Press revenues for the year ended April 30, 2004 increased 117% or $11.9 million from $10.1 million for the prior year to $22.0 million, on stronger order volume and production. Order and production volumes were significantly weaker in 2003 due to lower demand for industrial products following the September 2001 attacks. The majority of this revenue increase occurred in Europe and, accordingly, net consolidated revenues in Europe have increased over the prior year.

Cost of Sales and Gross Margins.

Our gross margin by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,
	2004	2003	Dollar Change	Percent Change
Gross Margin
Waterjet:
North America	$25,170	$21,408	$3,762	18%
Asia	9,762	7,702	2,060	27%
Other International	9,890	1,782	8,108	NM
Other	4,435	2,321	2,114	91%

Waterjet Total	49,257	33,213	16,044	48%

Avure:
Food	1,788	(5,099)	6,887	135%
North America Press	1,109	1,375	(266)	(19)%
International Press	13,073	6,552	6,521	100%

Avure Total	15,970	2,828	13,142	NM

Consolidated Total	$65,227	$36,041	$29,186	81%

NM=Not meaningful

Our gross margin percentage by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,
	2004	2003
Gross Margin Percent
Waterjet:
North America	43%	40%
Asia	48%	44%
Other International	35%	8%
Other	18%	9%

Waterjet Total	37%	27%

Avure:
Food	12%	-105%
North America Press	15%	18%
International Press	59%	67%

Avure Total	36%	13%

Consolidated Total	37%	25%

Gross margin for the year ended April 30, 2004 amounted to $65.2 million or 37% of revenues, as compared to gross margin of $36.0 million or 25% of revenues in the prior year. Fiscal 2003 gross margin was negatively impacted by a number of adjustments posted during the third quarter of that year which totalled $11.1 million. Waterjet margins represented $49.2 million of the overall margin or 37% of Waterjet revenues. We experienced improvement in the gross margin as a percent of revenues in each of the four segments that comprise the Waterjet operations. This gross margin improvement of 10 percentage points, 37% of revenues in fiscal 2004 compared to 27% of revenues in the prior year, was a result of better overhead absorption in light of higher sales volumes of $11 million in the year and on fiscal 2003 inventory valuation adjustments of $6.2 million which did not recur in 2004.

The Avure margins amounted to $16.0 million or 36% of Avure revenues, up from $2.8 million or 13% of revenues in the prior year. This improvement in margin of $13.1 million was achieved in both the Food segment and International Press segment of Avure. In fiscal 2004 the Food gross margin was $1.8 million or 12% of revenues, up from a gross loss of $5.1 million in the prior year. This improvement resulted from increased production volumes and $4.9 million in prior year adjustments related to percentage of completion and inventory valuation in the Food segment. While gross margin dollars increased in International Press due to higher volumes, the gross margin percentages in both the North America Press and International Press declined slightly in fiscal 2004 as compared to fiscal 2003. The decrease in North America Press is related to slightly declining sales and change in product mix. The International Press margin is the result of gross profit recognized on external as well as inter-company sales. The Company’s segment reporting excludes inter-company sales but not the related gross profit margins. The decrease in margin on International Press results from increases on external sales at a greater rate than the increase in inter-company gross profit. Gross margins on International Press external sales were constant in 2004 and 2003.

Marketing Expenses.

Our marketing expense by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,
	2004	2003	Dollar Change	Percent Change
Marketing
Waterjet:
North America	$10,109	$12,713	$(2,604)	(20)%
Asia	3,022	3,008	14	0%
Other International	7,750	10,684	(2,934)	(27)%
Other	1,822	2,780	(958)	(34)%

Waterjet Total	22,703	29,185	(6,482)	(22)%

	Year Ended April 30,
	2004	2003	Dollar Change	Percent Change

Avure:
Food	1,658	3,644	(1,986)	(55)%
North America Press	499	655	(156)	(24)%
International Press	3,562	3,914	(352)	(9)%

Avure Total	5,719	8,213	(2,494)	(30)

Consolidated Total	$28,422	$37,398	$(8,976)	(24)%

Marketing expenses decreased $9.0 million or 24% to $28.4 million for the year ended April 30, 2004, as compared to the prior year marketing expenses of $37.4 million. The majority of this decrease, $6.5 million, was achieved in the Waterjet operations, while $2.5 million of the decrease was recognized in Avure.

Fiscal 2003 included a $4.1 million charge, in the Waterjet operations, to the allowance for doubtful accounts based on our assessment of the financial conditions of our individual customers and general marketplace conditions. The predominance of this increase in the allowance was recorded in the Other International Waterjet segment. The remainder of the reduction in Waterjet marketing expenses over the prior year results from the implementation of cost cutting measures during fiscal 2004 aimed at providing return on invested marketing dollars, as well as the fact that the fiscal 2003 North America Waterjet segment includes the costs of participation at the 2003 bi-annual IMTS tradeshow of approximately $500,000.

Within Avure, the Food segment expense in fiscal 2003 included a $1.2 million discount provided to a customer for early pay-off of long-term notes. All segments experienced decreases in expenses as a result of cost cutting measures in fiscal 2004. Expressed as a percentage of revenue, marketing expenses were 16% and 26% for the years ended April 30, 2004 and 2003, respectively.

Research and Engineering Expenses.

Our research and engineering expense by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,
	2004	2003	Dollar Change	2004
Research and Engineering
Waterjet:
North America	$4,082	$4,332	$(250)	(6)%
Asia	295	278	17	6%
Other International	737	951	(214)	(23)%
Other	337	688	(351)	(51)%

Waterjet Total	5,451	6,249	(798)	(13)%

Avure:
Food	1,583	2,523	(940)	(37)%
North America Press	—	—	—	—%
International Press	3,617	4,729	(1,112)	(24)%

Avure Total	5,200	7,252	(2,052)	(28)%

Consolidated Total	$10,651	$13,501	$(2,850)	(21)%

Research and engineering expenses decreased $2.8 million or 21% to $10.7 million for the year ended April 30, 2004, as compared to the prior year’s research and engineering expenses of $13.5 million. Approximately $2 million of this decrease was achieved in the Avure segments: $.9 million in Food and $1.1 million in International Press. The remaining $.8 million decrease in Waterjet is spread evenly throughout all segments within Waterjet except Asia, which was flat with the prior year. The reductions in all segments, relate to the timing of research and development work and the increased use of engineers on revenue generating projects, where costs are charged to Cost of Sales. Expressed as a percentage of revenue, research and engineering expenses were 6% and 9% for the years ended April 30, 2004 and 2003, respectively.

General and Administrative Expenses.

Our general and administrative expense by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,
	2004	2003	Dollar Change	2004
General and Administrative
Waterjet:
North America	$12,767	$10,835	$1,932	18%
Asia	1,146	983	163	17%
Other International	3,064	3,614	(550)	(15)%
Other	1,842	2,324	(482)	(21)%

Waterjet Total	18,819	17,756	1,063	6%

Avure:
Food	1,245	1,522	(277)	(18)%
North America Press	601	620	(19)	(3)%
International Press	2,596	3,128	(532)	(17)%

Avure Total	4,442	5,270	(828)	(16)%

Consolidated Total	$23,261	$23,026	$235	1%

General and administrative expenses increased $235,000 or 1% to $23.3 million for the year ended April 30, 2004, as compared to the prior year’s general and administrative expenses of $23.0 million. All segments experienced a decrease in general and administrative expense, except for the North America Waterjet segment, up $1.9 million (18%) and the Asia Waterjet segment, up $.2 million (17%). The decreases represent cost cutting measures put in place by management. The increase in North America Waterjet is attributable to higher costs of doing business as a public company following the enactment by Congress of the Sarbanes-Oxley Act of 2002 and include increased directors’ and officers’ liability insurance of $.9 million as well as higher consulting costs for internal control work and other special projects of $.2 million. In addition, we resumed the compensation of our Board members in fiscal 2004 and implemented a performance-based bonus plan for management which together amounted to an increase of $2.9 million. These increases in the North America Waterjet segment were offset in part to general ‘across the board’ cost reductions. The increase in Asia Waterjet is the addition of staff. Expressed as a percentage of revenue, general and administrative expenses were 13% and 16% for the years ended April 30, 2004 and 2003, respectively.

Restructuring and Impairment Charges.

Our restructuring and impairment charges by segment for 2004 and 2003 is summarized as follows:

	Year Ending April 30, 2004 Restructuring	Year Ending April 30, 2003 Impairment
Waterjet:
North America	$1,082	$—
Asia
Other International	1,260	2,113
Other	99	5,032

Waterjet Total	2,441	7,145

	Year Ending April 30, 2004 Restructuring	Year Ending April 30, 2003 Impairment

Avure:
Food	189	3,670
North America Press
International Press	626	—

Avure Total	815	3,670
Consolidated Total	$3,256	$10,815

	North America Waterjet		Other International Waterjet			Other Waterjet	International Press		Consolidated
	Facility Exit Costs	Other	Severance Benefits	Facility Exit Costs	Other	Severance Benefits	Severance Benefits	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Other	Total
Q1 restructuring charge	$—	$—	$248	$—	$—	$—	$—	$—	$248	$—	$—	$248
Q1 cash payments	—	—	(128)	—	—	—	—	—	(128)	—	—	(128)

Balance, July 31, 2003	—	—	120	—	—	—	—	—	120	—	—	120
Q2 restructuring charge	—	178	(120)	105	302	—	201	191	81	296	480	857
Q2 cash payments	—	(178)	—	—	(47)	—	—	—	—	—	(225)	(225)
Q2 charge-offs	—		—	—	(255)	—	—	—	—	—	(255)	(255)

Balance, October 31, 2003	—	—	—	105	—	—	201	191	201	296	—	497
Q3 restructuring charge	407	170	—	85	484	89		—	89	492	654	1,235
Q3 cash payments	(270)	(160)	—	(14)		—	(121)	—	(121)	(284)	(160)	(565)
Q3 charge-offs	—	(10)	—	(85)	(484)	—	—	—	—	(85)	(494)	(579)

Balance, January 31, 2004	137	—	—	91	—	89	80	191	169	419	—	588
Q4 restructuring charge	15	412	—	255		—	234	—	234	270	412	916
Q4 cash payments	(13)	(126)		(13)		(89)	(70)	—	(159)	(26)	(126)	(311)
Q4 charge-offs	—	(286)	—	—		—	—	—	—	—	(286)	(286)

Balance, April 30, 2004	$139	$—	$—	$333	$—	$—	$244	$191	$244	$663	$—	$907

Restructuring Charges.

There were no restructuring charges in fiscal 2003. During the year ended April 30, 2004, we incurred $3.2 million of restructuring-related costs, including severance, lease termination and inventory related charges , primarily in the U.S., Germany and Sweden. The most significant of this total being incurred in the North America Waterjet segment, $1.1 million, Other International Waterjet, $1.3 million and International Press, $.8 million.

Impairment Charges.

There were no impairment charges in fiscal 2004. During fiscal 2003, we conducted a selected review of the carrying value of our goodwill. Statement of Financial Accounting Standard No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets,” requires a company to perform impairment testing when certain “triggering” events affecting a business unit have taken place. The triggering events were the expectation of a sale or full or partial disposal of certain of our divisions and the continuing deterioration of the economic climate. Our review resulted in impairment charges of $7.1 million during the quarter ended January 31, 2003, $5 million was recorded in the Other segment and $2.1 million was recorded in the Other International Waterjet segment. The impairment resulted primarily from continued weakness in the automotive industry, as well as weakness in our European operations. We also prepared an analysis of the fair value of the Company’s reporting units for our required FAS

142 annual assessment. This assessment, performed as of April 30, 2003, revealed no further impairment. At April 30, 2003, we also conducted an impairment review of our long-lived assets in accordance with Statement of Financial Accounting Standard No. 144 (“FAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” This review led to a $3.7 million impairment charge related primarily to the carrying value of the depreciable assets of the Food segment.

Financial Consulting Charges.

During the year ended April 30, 2004, we incurred $1.5 million of professional fees associated with the restructuring of our debt in July 2003. These costs were evaluated under EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving—Debt Arrangements”, and as they were either expenses related to potential senior debt financing with lenders that did not occur, or they related to expenses associated with our subordinated debt and did not result in increase in the facility and accordingly they were expensed. No such costs were incurred for the year ended April 30, 2003.

Operating Income (Loss).

Our operating income (loss) by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,
	2004	2003	Dollar Change	Percent Change
Operating income (loss)
Waterjet:
North America	$(4,390)	$(6,472)	$2,082	(32)%
Asia	5,299	3,433	1,866	54%
Other International	(2,921)	(15,580)	12,659	(81)%
Other	335	(8,503)	8,838	(104)%

Waterjet Total	(1,677)	(27,122)	25,445	(94)%

Avure:
Food	(2,887)	(16,458)	13,571	(82)%
North America Press	9	100	(91)	(91)%
International Press	2,672	(5,219)	7,891	(151)%

Avure Total	(206)	(21,577)	21,371	(99)%

Consolidated Total	$(1,883)	$(48,699)	$46,816	(96)%

We recorded an operating loss of $1.9 million for the year ended April 30, 2004, as compared to a loss of $48.7 million in the prior year. All segments of our business except for North America Press recorded either increases in operating profit or a decrease in the operating loss as compared to fiscal 2003. The reasons for the changes in operating-profit or loss have been described in the paragraphs above addressing changes in sales, gross margin and operating expenses.

Interest and Other Income (Expense), net. Fiscal 2004 interest expense increased $1.3 million or 11% to $13.2 million compared to the prior year of $11.8 million due to increased amounts of amortization of fees from our credit facilities and a higher weighted average cost of capital from interest charged on the deferred and capitalized semi-annual interest payments to our subordinated lender. Included in Other Income, net is a $2.6 million gain from the sale of our investment in WGI Heavy Minerals. In addition, the weaker dollar has positively impacted our foreign transactions and we have thus realized net currency gains of $2.2 million, as well as unrealized currency gains of $2.8 million in fiscal 2004. As the U.S. dollar remains weak, this has also caused other changes in our balance sheet, including an increase in our goodwill and intangible assets due to the translation from foreign currencies. Included in Other Income, net for the year ended April 30, 2003, are $2.1 million of net realized foreign exchange transaction losses offset by $5.3 million of unrealized currency gains. Below is the detail of Other Income (Expense), net.

	Year Ended April 30,
	2004	2003
Net realized foreign exchange gains (losses)	$2,155	$(2,089)
Net unrealized foreign exchange gains (losses)	2,827	5,307
Realized gain on sale of equity securities	2,618	—
Write-off of investment and other assets	—	(35)
Minority Interest in joint venture	(35)	(79)
Other	252	(104)

Total	$7,817	$3,000

Income Taxes. We are providing for income taxes in jurisdictions where we have generated taxable income. During fiscal 2004, as a result of foreign asset collateral requirements and the amended credit agreements discussed in Note 9 to Consolidated Financial Statements, we were no longer able to permanently defer foreign earnings and recorded a $1.9 million liability for withholding taxes payable on future repatriation of foreign earnings. We also recorded a U.S. tax liability of $6.7 million on foreign earnings which we have decided to no longer permanently defer. The total $6.7 million tax liability is offset by a release of the valuation allowance. In addition, we continue to assess our ability to realize our net deferred tax assets. Recognizing the continued losses generated during the quarter and in prior periods, we have determined it appropriate to continue to maintain a valuation allowance on our domestic net operating losses, certain foreign net operating losses and certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. As of April 30, 2004, we had approximately $24.8 million of domestic net operating loss carryforwards to offset certain earnings for federal income tax purposes. All of these net operating loss carryforwards expire in fiscal 2023. Net operating loss carryforwards in foreign jurisdictions amount to $35.1 million and do not expire. See Note 10 to Consolidated Financial Statements for discussion of tax components.

Discontinued Operations, Net of Tax. As of April 30, 2003, we held one of our service subsidiaries for sale and consequently showed its results of operations as discontinued operations for all periods presented. The sale of this subsidiary was consummated May 16, 2003 and resulted in cash proceeds of $1.8 million and a gain of approximately $650,000.

The weighted average number of shares outstanding used for the calculation of basic and diluted loss per share is 15,415,000 for fiscal 2004 and 15,348,000 for fiscal 2003.

Net Loss. Our consolidated net loss for fiscal 2004 amounted to $11.5 million, or $.75 basic and diluted loss per share as compared to a net loss of $70.0 million, or $4.56 basic and diluted loss per share in the prior year.

Fiscal 2003 Comprehensive Financial Review. During fiscal 2003, we revised our approach to receivable collection, inventory reduction and investigated other cash-generating initiatives in response to the continued decline in the economy and our highly leveraged position. We reviewed the carrying values of those assets that we expected to convert to cash in the short-term, as well as long-lived tangible and intangible assets and adjusted the carrying value of such assets to reflect their estimated current net realizable value. In addition, we conducted a review of potential liabilities. The total adjustments for the year ended April 30, 2003 are included in the Consolidated Statement of Operations. These adjustments, which are summarized below, were highly influenced by the economic environment our customers and we are facing.

•	We increased our allowance for doubtful accounts by $4.1 million. This increase was based on extensive collection efforts and the results of a worldwide receivable-by-receivable review, including evaluation of the impact of current economic conditions, which had restricted customers’ ability to pay their account balances.

•	We evaluated our ability to convert inventories, including evaluation and demonstration units, into cash in the short term by their sale or disposition. This evaluation led to a total adjustment of $5.4 million to arrive at the estimated net realizable value of our inventories.

•	We conducted a detailed review of the carrying value of our goodwill in accordance with FAS 142. The triggering events were the expectation of sale or full or partial disposal of certain of our divisions, the continuing deterioration of the economic climate, and our operating losses. Our review resulted in impairment charges of $7.1 million during the third quarter of fiscal 2003. The impairment resulted primarily from continued weakness in the automotive industry, as well poor performance at our European operations. Our required annual FAS 142 review as of April 30, 2003 led to no further impairment charges.

•	We determined that no significant future services would be required of our former CEO. Therefore we accrued and charged to operations all remaining contractual fees and related benefits aggregating approximately $1.1 million.

•	During fiscal 2003, we sold $9.7 million of long-term notes receivable for $8.6 million. This discount of $1.1 million plus an additional accrual of $0.1 million on potential future notes available for sale were recorded in Marketing Expense.

•	We accrued an additional $1.5 million for potential losses related to several recourse/repurchase obligations on European sales. We have from time to time entered into recourse obligations with third party leasing companies. In response to continued concerns about the financial health of several customers, we revised our estimate of potential future exposure. Included in the $1.5 million accrual was $760,000 for the estimated loss on the repurchase and subsequent sale of a flex form press system, where we had a recourse obligation for a bankrupt customer. We sold this unit to an unrelated party in fiscal 2004.

•	We had deferred $0.8 million in professional fees associated with previous ongoing strategic transactions, consisting of a planned equity offering and spin-off of Avure. We have abandoned these plans and accordingly expensed all of these fees.

•	We reversed percentage of completion revenue previously recognized on three food systems (one customer) based on the customer’s failure to fulfil its obligations under the contract terms. The total revenue reversed in the third quarter of fiscal 2003 was $4.3 million with an associated gross margin of $2.3 million. We received new orders for which we plan to deliver already-completed systems from inventory. Accordingly, these specific contracts did not qualify for percentage of completion accounting and the corresponding revenue was recognized upon delivery and acceptance in fiscal 2004.

•	We assessed our ability to realize our net deferred tax assets. Recognizing the magnitude of the losses generated during the fiscal year, we determined it appropriate to establish a valuation allowance for our net deferred tax assets, with the exception of our Swedish operations, amounting to $12.7 million as well discontinuing, in the near term, any future recognition of deferred tax assets resulting from losses.

•	Based upon our proposed strategy to downsize and streamline our operations and convert non-core or excess assets to cash, we adjusted various other asset values and reserves to appropriately reflect their net realizable value on a prospective basis, in accordance with FAS 144. These adjustments totalled $9.1 million for the year.

Fiscal 2003 Compared to Fiscal 2002 (Restated—See Note 2 to the April 30, 2004 Consolidated Financial Statements. See Note 1 to the Consolidated Financial Statements for certain reclassifications made to fiscal 2003 and 2002 amounts.) (Tabular amounts in thousands)

Sales.

Our sales by segment for 2003 and 2002 is summarized as follows:

	Year Ended April 30,
	2003	2002	Dollar Change	Percent Change
Sales
Waterjet:
North America	$53,995	$59,254	$(5,259)	(9)%
Asia	17,667	14,916	2,751	18%
Other International	23,279	31,113	(7,834)	(25)%
Other	26,892	22,480	4,412	20%

Waterjet Total	121,833	127,763	(5,930)	(4)%

Avure:
Food	4,851	11,087	(6,236)	(56)%
North America Press	7,668	12,648	(4,980)	(39)%
International Press	9,763	25,392	(15,629)	(62)%

Avure Total	22,282	49,127	(26,845)	(55)%

Consolidated Total	$144,115	$176,890	$(32,735)	(19)%

Waterjet. For the year ended April 30, 2003, total Waterjet revenue decreased $6.0 million or 4%, to $121.8 million from $127.8 million in the prior year. This decrease was primarily in the North America and Europe Waterjet market and was offset by strength in the Asia Waterjet market as well as in the North America automotive market.

Included in the $5.3 million decrease in fiscal 2003 in North American Waterjet sales is a $2.2 million, or 4%, decrease over the prior year period for sales of our domestic standard waterjet cutting systems, as compared to the domestic machine cutting tool market, which recorded a year over year decline of 19%, according to the Association for Manufacturing Technology (“AMT”). Our shapecutting equipment business outperformed the broader domestic market which demonstrates the ongoing application expansion that Flow waterjets are experiencing resulting from their flexibility and superior machine performance. This decrease in domestic revenues was further exacerbated by weak demand in the domestic aerospace sector which accounted for the remainder of the $5.3 million decrease. North American automotive and automation (our ‘Other’ segment) sales increased 20% or $4.5 million in fiscal 2003 as compared to fiscal 2002 due to the cyclical nature of the automotive industry.

Outside the U.S., Waterjet revenue growth was positively influenced by growth in Asian revenues which were up $2.8 million, or 18%, for the year ended April 30, 2003 to $17.7 million, compared to $14.9 million in the prior year. These increases were driven largely by sales into China. Additionally, in Korea, changes in lending policies have provided capital to small and mid-sized businesses—Flow’s traditional customers, which positively impacted our sales.

Our Other International Waterjet segment represents primarily sales into Europe and South America. Our European operations were negatively impacted during fiscal 2003 by the continued slowing of the overall economy and weakening customer financial stability. These marketplace conditions resulted in a significant decrease in Europe revenues as compared to the prior fiscal year posting a decrease of $5.8 million, or 21%, to $21.2 million compared to $26.8 million in 2002. In an effort to offset any additional future impact, we put in place a new general manager, changed our pricing structure and accelerated payment terms. Sales into South America were down $2.0 million due to weak sales of surface preparation equipment.

We also analyze our Waterjet revenues by looking at system sales and consumable sales. Systems revenues for the year ended April 30, 2003 were $76.3 million, a decrease of $12.6 million or 14%, compared to the prior fiscal year due to the impact of revenue decreases in the US and Europe. Consumables revenues, on the other hand, recorded a 17% or $6.7 million improvement to $45.5 million for the year ended April 30, 2003, compared to the prior year consumable revenue of $38.8 million. This is due to increased machine utilization by our customers which has led to higher parts consumption.

Avure. As expected, a portion of the fiscal 2003 decrease in Avure’s revenues resulted from reduced International and North America Press revenues. For the year ended April 30, 2003, International and North America Press revenues were down 54% from $38.0 million for the prior year to $17.4 million. The majority of this revenue decrease, or $15.6 million, occurred in International Press. Order and production volumes were significantly weaker in 2003 due to lower demand for industrial products following the September 2001 attacks. The sales and production cycle on a Press can range from one to four years.

Similarly, North America Press revenues for the year ended April 30, 2003 decreased 39% or $5.0 million from $12.7 million for the prior year to $7.7 million, on weaker order volume and production.

For the year ended April 30, 2003, revenues for the Food segment were $4.9 million, representing a $7.1 million, or 59% decline, compared to the prior year’s revenue of $11.9 million. A portion of this decrease was attributed to the $4.3 million reversal of percentage of completion revenue previously recognized on three food systems (one customer) based on the customer’s failure to fulfil its obligations under the contract terms. In addition, we received some orders for which we plan to deliver already-completed systems. Accordingly, these specific orders did not qualify for percentage of completion accounting and the corresponding revenue was recognized upon delivery and acceptance in a later period.

Cost of Sales and Gross Margins.

Our gross margin by segment for 2003 and 2002 is summarized as follows:

	Year Ended April 30,		Dollar Change	Percent Change
	2003	2002
Gross Margin
Waterjet:
North America	$21,408	$30,899	$(9,491)	(31)%
Asia	7,702	6,772	930	14%
Other International	1,782	5,352	(3,570)	(67)%
Other	2,321	4,896	(2,575)	(53)%

Waterjet Total	33,213	47,919	(14,706)	(31)%

Avure:
Food	(5,099)	(439)	(4,660)	NM
North America Press	1,375	2,183	(808)	(37)%
International Press	6,552	18,098	(11,546)	(64)%

Avure Total	2,828	19,842	(17,014)	(86)%

Consolidated Total	$36,041	$67,761	$(31,720)	(47)%

NM = Not Meaningful

Our gross margin percentage by segment for 2003 and 2002 is summarized as follows:

	Year Ended April 30,
	2003	2002
Gross Margin Percent
Waterjet:
North America	40%	52%
Asia	44%	45%
Other International	8%	17%
Other	9%	22%
Waterjet Total	27%	38%

Avure:
Food	(105)%	(4)%
North America Press	18%	17%
International Press	67%	71%
Avure Total	13%	40%
Consolidated Total	25%	38%

Gross margin for the year ended April 30, 2003 amounted to $36.0 million or 25% of revenues, as compared to gross margin of $67.8 million or 38% of revenues in the prior year. Fiscal 2003 gross margin was negatively impacted by a number of adjustments posted during the third quarter of that year which totalled $11.1 million and are described above in the Fiscal 2004 to Fiscal 2003 comparison. Waterjet margins represented $33.2 million of the overall margin or 27% of Waterjet revenues which is typically lower than our historical margins of 37% as a result of the adjustments made during the third quarter of Fiscal 2003. Waterjet gross margin was further depressed by weak sales in the automotive and aerospace business which resulted in under absorption of overhead costs. In addition, the weakened European economy has led to a change in estimate on several revenue projects in which we had a financial obligation to a third party. Gross margins were negatively impacted by $1.0 million due to increased revenue reserves based on this change in estimate.

The Avure margins amounted to $2.8 million or 13% of Avure revenues, down from $19.8 million or 40% in the prior year. This decline in margin of $17.0 million related to all segments of Avure. The North America Press segment margin dollar decrease of 37% is the direct result of the decline in revenue of 39% from weaker order and production volumes. North America Press segment margin percentage improved slightly to 18% for fiscal 2003 from 17% in the prior year due to changes in product mix. The International Press segment margin dollars decreased 64% on a 62% revenue decline. The decrease in margin percentage on International Press from 71% in Fiscal 2002 to 67% in Fiscal 2003 resulted from an accrual for the anticipated loss of a general press unit on which the customer defaulted as well as increases on external sales at a greater rate than the increase in inter-company gross profit. Gross margins on International Press external sales were constant in 2003 and 2002. The decrease in the Food segment gross margins dollars and percentage resulted from the revenue reversal of three units due to the customer’s failure to fulfil contractual obligations and from an adjustment made to the carrying value of Food inventories to net realizable value.

Marketing Expenses.

Our marketing expense by segment for 2003 and 2002 is summarized as follows:

	Year Ended April 30,		Dollar Change	Percent Change
	2003	2002
Marketing
Waterjet:
North America	$12,713	$12,248	$465	4%
Asia	3,008	3,158	(150)	(5)%
Other International	10,684	8,114	2,570	32%
Other	2,780	1,916	864	46%

Waterjet Total	29,185	25,436	3,749	15%

Avure:
Food	3,644	2,026	1,618	80%
North America Press	655	697	(42)	(6)%
International Press	3,914	3,245	669	21%

Avure Total	8,213	5,968	2,245	38%

Consolidated Total	$37,398	$31,404	$5,994	19%

Marketing expenses increased $6.0 million or 19% to $37.4 million for the year ended April 30, 2003, as compared to the prior year marketing expenses of $31.4 million. The majority of this decrease, $3.7 million, stemmed from the Waterjet operations, while $2.3 million of the increase was recognized in Avure.

Fiscal 2003 included a $4.1 million charge, in the Waterjet operations, to the allowance for doubtful accounts based on our assessment of the financial conditions of our individual customers and general marketplace conditions. The predominance of this increase in the allowance was recorded in the Other International Waterjet segment.

Within Avure, the Food segment experienced increases in expenses stemming from the discount awarded to a customer of $1.2 million for the early pay-off of long-term notes receivable and completion of the investment in its sales and marketing organization and infrastructure. The increase in International Press is the result of increased efforts to generate sales. Expressed as a percentage of revenue, marketing expenses were 26% and 18% for the years ended April 30, 2003 and 2002, respectively.

Research and Engineering Expenses.

Our research and engineering expense by segment for 2003 and 2002 is summarized as follows:

	Year Ended April 30,		Dollar Change	Percent Change
	2003	2002
Research and Engineering
Waterjet:
North America	$4,332	$4,814	$(482)	(10)%
Asia	278	357	(79)	(22)%
Other International	951	817	134	16%
Other	688	1,087	(399)	(37)%

Waterjet Total	6,249	7,075	(826)	(12)%

Avure:
Food	2,523	2,175	348	16%
North America Press	—	50	(50)	(100)%
International Press	4,729	5,589	(860)	(15)%

Avure Total	7,252	7,814	(562)	(7)%

Consolidated Total	$13,501	$14,889	$(1,388)	(9)%

Research and engineering expenses decreased $1.4 million or 9% to $13.5 million for the year ended April 30, 2003, as compared to the prior year’s research and engineering expenses of $14.9 million. Approximately $826,000 of this decrease was realized in the Waterjet operations: $482,000 in North America Waterjet and $399,000 in the Other segment. The remaining $562,000 decrease in Avure is the result of an $860,000 decrease in the International Press segment offset by a $348,000 increase in Food from continued investment in refining the technology. The reductions in those segments which showed decreases related to our focus global realignment of resources and overall cost cutting efforts. Expressed as a percentage of revenue, research and engineering expenses were 9% and 8% for the years ended April 30, 2003 and 2002, respectively.

General and Administrative Expenses.

Our general and administrative expense by segment for 2003 and 2002 is summarized as follows:

	Year Ended April 30,
	2003	2002	Dollar Change	Percent Change
General and Administrative
Waterjet:
North America	$10,835	$5,451	$5,384	99%
Asia	983	1,152	(169)	(15)%
Other International	3,614	3,738	(124)	(3)%
Other	2,324	2,410	(86)	(4)%

Waterjet Total	17,756	12,751	5,005	39%

Avure:
Food	1,522	1,908	(386)	(20)%
North America Press	620	683	(63)	(9)%
International Press	3,128	1,945	1,183	61%

Avure Total	5,270	4,536	734	16%

Consolidated Total	$23,026	$17,287	$5,739	33%

General and administrative expenses increased $5.7 million or 33% to $23.0 million for the year ended April 30, 2003, as compared to the prior year’s general and administrative expenses of $17.3 million. The majority of the increase, $5.0 million, was recorded in the North America Waterjet segment which includes all of our corporate expenses. The increase includes the accrual of our former CEO’s severance, the write-off of previously deferred professional fees associated with an anticipated equity offering and recruitment and other expenses associated with the hiring of our new President and CEO. These items are discussed in more detail in the Fiscal 2004 compared to Fiscal 2003 analysis. Expressed as a percentage of revenue, general and administrative expenses were 16% and 10% for the years ended April 30, 2003 and 2002, respectively.

Impairment Charges.

Our impairment charges by segment for 2003 and 2002 are summarized as follows:

	Year Ended April 30,
	2003	2002
Waterjet:
Other International	$2,113	$—
Other	5,032	4,296

Waterjet Total	7,145	4,296

Avure:
Food	3,670	—

Avure Total	3,670	—

Consolidated Total	$10,815	$4,296

At January 31, 2003, we conducted a review of the carrying value of our goodwill. FAS 142 requires a company to perform impairment testing when certain “triggering” events affecting a business unit have taken place. The triggering events were the expectation of a sale or full or partial disposal of certain of our divisions and the continuing deterioration of the economic climate. Our review resulted in impairment charges of $7.1 million during the quarter ended January 31, 2003 for the Other International Waterjet and Other segments. The impairment resulted primarily from continued weakness in the automotive industry, as well as weakness in our European operations. With the assistance of a third party valuation firm, we prepared an analysis of the fair value of our reporting units for the required FAS 142 annual assessment. This assessment, performed as of April 30, 2003, revealed no further impairment. During the year ended April 30, 2002, we also recorded a goodwill impairment charge of $4.3 million due to weakness in the automotive industry in our Other segment. At April 30, 2003, we also conducted an impairment review of our long-lived assets in accordance with FAS 144. This review led to a $3.7 million impairment charge related primarily to the carrying value of the depreciable assets of the Food segment.

Operating Income (Loss).

Our operating income (loss) by segment for 2003 and 2002 is summarized as follows:

	Year Ended April 30,
	2003	2002	Dollar Change	Percent Change
Operating income (loss)
Waterjet:
North America	$(6,472)	$8,386	$(14,858)	(177)%
Asia	3,433	2,105	1,328	63%
Other International	(15,580)	(7,317)	(8,263)	(114)%
Other	(8,503)	(4,813)	(3,690)	(77)%

Waterjet Total	(27,122)	(1,639)	(25,483)	NM

Avure:
Food	(16,458)	(6,548)	(9,910)	(151)%
North America Press	100	753	(653)	(87)%
International Press	(5,219)	7,319	(12,538)	NM

Avure Total	(21,577)	1,524	(23,101)	NM

Consolidated Total	$(48,699)	$(115)	$(48,584)	NM

NM = Not Meaningful

We recorded an operating loss of $48.7 million for the year ended April 30, 2003, as compared to $115,000 in the prior year. All segments of our business except for Asia Waterjet recorded decreases in operating profit or an increase in the operating loss as compared to fiscal 2002. The reasons for the changes in operating profit or loss have been described in the paragraphs above addressing changes in sales, gross margin and operating expenses.

Interest and Other Income (Expense), net. Fiscal 2003 interest expense increased $2.6 million or 28% to $11.8 million compared to the prior year of $9.2 million due to a higher weighted average cost of capital and a higher average debt level throughout the first 10 months of the fiscal year. Included in Other Income, net for the year ended April 30, 2003, are $2.1 million of net realized foreign exchange transaction losses offset by $5.3 million of unrealized currency gains. We retain no contingent liabilities associated with this sale. Included in Other Expense, net for the year ended April 30, 2002, are $222,000 of net realized foreign exchange transaction gains, offset by $496,000 of unrealized currency losses and approximately $1.4 million related to the write-down of certain investments. The balance of the change represents other individually insignificant amounts. Below is the detail of other income (Expense), net.

	Year Ended April 30,
	2003	2002
Net realized foreign exchange gains (losses)	$(2,089)	$222
Net unrealized foreign exchange gains (losses)	5,307	(496)
Unrealized loss on equity securities	—	(843)
Write-off of investment and other assets	(35)	(716)
Minority interest in joint venture	(79)	(407)
Other	(104)	(305)

Total	$3,000	$(2,545)

Income Taxes. During fiscal 2003, we assessed our ability to realize our net deferred tax assets. Recognizing the magnitude of the losses generated during the year, we determined it appropriate to establish a valuation allowance to reduce all previously recognized net deferred tax assets to a level offset by deferred tax liabilities, with the exception of our Swedish operation. The valuation allowance of $12.7 million, recorded during the third fiscal quarter, on net deferred tax assets generated in prior periods, is included in the Provision for Income Taxes in the Consolidated Statement of Operations and shown as a reduction of both Current and Long-Term Deferred Income Taxes on the Consolidated Balance Sheet. Further, we did not recognize deferred tax assets associated with any losses generated in the fourth quarter, with the exception of the Swedish operations.

Discontinued Operations, Net of Tax. As of April 30, 2003, we held one of our service subsidiaries for sale and have consequently shown its results of operations under discontinued operations for all periods presented. The sale of this subsidiary was consummated May 16, 2003 and resulted in cash proceeds of $1.8 million and a gain of approximately $650,000.

The weighted average number of shares outstanding used for the calculation of basic and diluted loss per share is 15,348,000 for fiscal 2003 and 15,234,000 for fiscal 2002.

Net Loss. Our consolidated net loss for fiscal 2003 amounted to $70.0 million, or $4.56 basic and diluted loss per share as compared to a net loss of $7.9 million, or $0.52 basic and diluted loss per share in the prior year.

Liquidity and Capital Resources

As of January 31, 2005, approximately $10.9 million of our cash and restricted cash is held by divisions outside the United States. The repatriation of offshore cash balances from certain divisions will trigger tax liabilities. In fiscal 2004, we recorded a $1.9 million liability for withholding taxes on future repatriation of historical foreign earnings. In June 2004, we repatriated $3.5 million from certain foreign subsidiaries and we plan to continue repatriating additional funds in the future.

We have substantially completed the execution of our restructuring plan, which resulted in total cash outlays of $9 million (including amounts accrued as restructuring charges in accordance with generally accepted accounting principles). We have funded the restructuring plan from our cash from operations and foreign debt. As of January 31, 2005, we have spent $9 million which includes completing the construction of our new $5.2 million Taiwanese facility, to which we had committed in July 2000. The facility construction was financed via three unsecured lines of credit with Taiwanese banks. We also obtained a collateralized long-term credit facility and borrowed $4.1 million on this facility in June 2004. We have used the proceeds to repay and reduce the senior credit facility by $3.5 million. All restructuring obligations will be funded with our existing credit facilities and cash from operations. The benefits from our restructuring activities are beginning to be reflected in our operating results for the three and nine months ended January 31, 2005 and, we believe, should continue for the remainder of fiscal 2005.

Our senior credit agreement (“Credit Agreement”) is our primary source of external funding. At January 31, 2005, the balance outstanding on the Credit Agreement is $22.2 million against a maximum borrowing of $42.7 million. Our available credit at January 31, 2005, net of $7.3 million in outstanding letters of credit, was $13.2 million.

On July 28, 2004, we signed an amendment to the current credit agreement (the “Amendment”). The Amendment provides for a revolving line of credit of up to $42.7 million and an extension of the credit agreement through August 1, 2005. The commitment reduces to $41.0 million at April 30, 2005. Interest rates under the Senior Credit Agreement are at Bank of America’s prime rate in effect from time to time plus 4% and increase by one percentage point each quarter beginning November 1, 2004. We are recording interest expense at the estimated effective rate over the term of the borrowing in accordance with EITF 86-15, “Increasing Rate Debt.” The prime rate at January 31, 2005 was 5.25%. The Amendment also required the issuance of 150,000 detachable $.01 warrants to the senior lender as a fee and a quarterly commitment fee of  1/2 of 1% (50 basis points) of the total commitment. In addition, the Amendment specifies compliance with minimum EBITDA and collateral levels and provides limits for spending on research and engineering as well as capital expenditures. The Amendment also has provisions for mandatory commitment reductions in the event of a sale of assets outside the ordinary course of business or in the event of an equity event. Commitment level reductions are based on a percentage of the cash generated by these activities net of applicable fees.

We also amended our Subordinated Debt Agreement effective July 28, 2004. The subordinated lenders agreed to defer the semi-annual interest remittances due on October 31, 2004 and April 30, 2005, which total $5.3 million. This deferred interest balance accrues additional interest at the rate of 15% per annum. The subordinated lenders also received 150,000 detachable $.01 warrants to purchase common stock as an amendment fee.

On December 6, 2004, we signed an additional amendment to our current credit agreement (“Additional Amendment”). The Additional Amendment increased the sub-facility for letters of credit from $5 million to $13 million.

On April 28, 2005 we entered into a new senior debt agreement with Bank of America N.A. and U.S. Bank N.A. Certain other participants in the senior debt agreement did not participate in this new agreement. The agreement provides a $30 million commitment which expires August 1, 2005. This expiration date is consistent with our previous agreement. The new agreement however gave us the ability to pay off our subordinated debt in its entirety, which we did on April 28, 2005. This new senior debt agreement, including covenants, is very similar to the previous senior debt agreement except for the following provisions:

•	Requires the complete pay-off of subordinated debt

•	The interest rate has been reduced from prime + 6% to LIBOR + 2.5%

•	The annualized cost of Letters of Credit has been reduced from 5% to 2.5% of the face amount

•	The total commitment increased to $30 million, up from the prior debt agreement commitment level of $25.1 million.

As the expiration of this new senior debt agreement is August 1, 2005, we have begun negotiations to complete a long term senior debt agreement prior to August 1, 2005.

The Senior Credit Agreement and Subordinated Debt Agreement are collateralized by general liens on all of our assets. We are required to comply with certain covenants in the credit agreement, and subordinated debt agreement, including restrictions on dividends and transactions with affiliates, limitations on additional indebtedness, capital expenditures, research and engineering expenses, and maintenance of EBITDA ratios and collateral values. We were in compliance with all covenants in our amended credit facilities as of January 31, 2005.

We have incurred losses during fiscal 2002, 2003, 2004 and year to date in 2005. In May 2003, we began execution of a comprehensive two-year restructuring plan intended to return us to profitability through reductions in headcount, consolidation of facilities and operations, and closure or divestiture of selected operations. We have been able to satisfy our needs for working capital and capital expenditures, due in part to our ability to access adequate financing arrangements. We expect that operations will continue, with the realization of assets and discharge of liabilities in the ordinary course of business. Compliance with future debt covenants requires us to meet our operating projections, which include achieving certain revenues, costs, consistent operating margins, and working capital targets.

We believe that our existing cash and credit facilities at January 31, 2005 are adequate to fund our operations through August 1, 2005, the expiration date of our Senior Credit Agreement. If we fail to achieve our planned revenues, costs and working capital objectives, management believes it has the ability to curtail capital expenditures and reduce costs to levels that will be sufficient to enable us to meet our cash requirements and debt covenants through July 31, 2005.

Subsequent to the quarter ended January 31, 2005, on March 21, 2005, in a Private Placement in Equity Securities Transaction (“PIPE Transaction”), we sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of more than $59 million. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. Under terms of PIPE Transaction, we are required to file an initial Form S-1 registration of the shares issued and issuable in the PIPE Transaction on or before May 20, 2005 and are required to cause the Form S-1 to go effective on or before September 17, 2005. We are subject to liquidated damages of $650,000 per month, if we fail to meet either date requirement. Because the market price of the common stock was greater than $3.70, we will issue approximately 304,000 anti-dilutional warrants to current warrant holders prior to the PIPE Transaction which have a Black-Scholes value of approximately $1.1 million. Approximately $970,000 of this amounts relates to warrants issued under subordinated debt agreements and $143,000 relates to warrants issued under senior debt agreements. Proceeds of the PIPE are expected to be used to pay down existing debt, including all of the subordinated debt. The current credit agreements however do not allow for an immediate pay down of all of the subordinated debt as either our Senior Credit Agreement needs to be amended to allow pay off of the subordinated debt or we need to enter into a new senior agreement that pays off the existing Senior Credit Agreement and allows for payoff of our Subordinated Debt. In addition, the Subordinated Debt Agreement includes a 30 day notice of pre-payment however there is no pre-payment penalty of the subordinated debt. Upon payoff of the Subordinated Debt, we will also be required to charge to Interest Expense in the Consolidated Statement of Operations any remaining unamortized debt discount, which amounted to $4.3 million at January 31, 2005, plus $970,000 million related to the anti-dilutional warrants issued to subordinated debt warrant holders prior to the PIPE. In addition, capitalized fees related to the Senior Agreement, plus the $143,000 in anti-dilutional warrants will need to be evaluated under EITF 98-14 to determine whether they should be expensed or capitalized.

With authorization from the Board of Directors in September 2004, we engaged the services of Danske Markets, Inc., which is working in Europe in cooperation with CloseAssociates to assist us in the sale of our General Press operations. These businesses are comprised of the North America Press and International Press segments. As these segments do not utilize ultrahigh-pressure water pumps, they are not considered core to our business, and it is our intent to divest ourselves of these operations and use the proceeds to pay down debt. In January 2005 we began to market these segments via sending out confidential information memorandums. There can be no assurance we will receive an offer acceptable to us for the sale of these segments. If we do divest these businesses, it is anticipated that we will enter into a manufacturing agreement providing that the purchaser will continue to provide some of the non high pressure pump components such as the pressure vessel used in the Fresher Under Pressure business, which is considered part of the core UHP pump business. These segments do not meet the accounting criteria to be considered assets held for sale or discontinued operations and accordingly the results of operations are shown as continuing operations and the related assets have not been reported as held for sale.

Presented below is a summary of contractual obligations and other minimum commercial commitments at April 30, 2004, by due date. See Notes 4, 9 and 14 to April 30, 2004 Consolidated Financial Statements for additional information regarding foreign currency contracts, long-term debt, and lease obligations, respectively.

	Maturity by Fiscal Year
	2005	2006	2007	2008	2009	Thereafter	Total
	(in thousands)
Foreign currency contracts(1)	$841	$2,515	$—	$—	$—	$—	$3,356
Inventory purchases(2)	2,351	—	—	—	—	—	2,351
Operating leases	3,978	3,482	3,095	2,448	1,704	5,269	19,976
Other(3)	582	214	137	56	56	56	1,101
Long-term debt and notes payable, including deferred interest(4)	50,622	40,035	1,221	—	—	—	91,878
Interest on long-term debt and notes payable(5)	8,367	135	25	—	—	—	8,527

Total	$66,741	$46,381	$4,478	$2,504	$1,760	$5,325	$127,189

Note:	The Foreign currency contracts, Inventory purchases, Operating leases and Other are as of April 30, 2004. There has not been a significant change in these items as of this Form S-1 filing. The Long-term debt and notes payable and Interest on long-term debt and notes payable amounts have been modified from amounts previously reported in Form 10-K/A to reflect in the 2005 maturity column the pay-off of the subordinated debt as of April 30, 2005.
(1)	As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities and transactions being hedged. As of April 30, 2004, the fair value of the transactions and related hedges amounts to a gain of $354,000 which is included in Accumulated Other Comprehensive Loss on the Consolidated Balance Sheet.
(2)	We have included inventory purchase commitments, which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments exclude open purchase orders.
(3)	These obligations include non-inventory vendor commitments, such as professional retainers and trade show commitments.
(4)	This table is reporting the contractual due dates of the long-term debt and notes payable balances, except that the subordinated debt has been reflected as due in fiscal 2005.

(5)	Interest payments are estimated based on the outstanding debt balances as of October 31, 2004 using the then interest rate in effect through the contractual maturity of the debt instrument. These estimates may change over time as we opt to refinance our debt instruments. See note above.

Long-term debt, notes payable and lease commitments are expected to be met from working capital provided by operations and, as necessary, by other borrowings.

Our capital spending plans currently provide for outlays of approximately $2 million in fiscal 2005, primarily related to information technology spending. It is expected that funds necessary for these expenditures will be generated internally and through available credit facilities.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting estimates are limited to those described below. For a detailed discussion on the application of these estimates and our accounting policies, refer to Note 1 to April 30, 2004 Consolidated Financial Statements.

Revenue Recognition

For standard systems and consumable and services sales, we recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” SAB 104 requires that revenue can only be recognized when it is realized or realizable and earned. Revenue generally is realized or realizable and earned when all four of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criterion (4) is based on our judgments regarding the collectibility of those amounts. Should changes in conditions cause us to determine this criterion is not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

During the second quarter of fiscal 2004, we adopted EITF Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” on a prospective basis. EITF 00-21, which was subsequently included in SAB 104, provides guidance on how to account for arrangements that involve the delivery or performance of single or multiple products, services and/or rights to use assets. For standard systems, our multiple deliverables are: (1) the standard system and (2) the installation thereof. We recognize revenue upon shipment of the standard system at the fair value of that system. Installation revenue is recorded upon completion of the service. In some cases, systems are delivered with payment terms contingent on acceptance of installation. We will recognize revenue for those systems on installation acceptance.

For non-standard and long lead time systems, including the Avure operation, we recognize revenues using the percentage of completion method in accordance with Statement of Position 81-1 (“SOP 81-1”), “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” We use the cost to cost method, measuring the costs incurred on a project at a specified date, as compared to the estimated total cost of the project. Percentage of completion requires management to estimate costs to complete. Accordingly, modifications to estimates will impact percentage of completion revenues and associated gross margins. If, however, the time from order to install is less than three months, revenue is recognized under SAB 104. Shipping revenues and expenses are recorded in revenue and costs of goods sold, respectively.

Product Warranty Reserve

Our products are generally covered by a warranty up to 12 months. We accrue a reserve for estimated warranty costs at the time revenue is recognized. Our estimate of costs to service our warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase resulting in decreased gross profit.

Valuation of Accounts Receivable

We use estimates in determining our allowance for bad debts that are based on our historical collection experience, current trends, credit policy and a percentage of our accounts receivable by aging category. In determining these percentages, we review historical write-offs in our receivables. In determining the appropriate reserve percentages, we also review current trends in the credit quality of our customers, as well as changes in our internal credit policies. If our estimate of our allowance is understated, operating income would be reduced.

Valuation of Obsolete/Excess Inventory

We currently record a reserve for obsolete or excess inventory for parts and equipment that are no longer used due to design changes to our products or lack of customer demand. We regularly monitor our inventory levels and, if we identify an excess condition based on our usage and our financial policies, we record a corresponding reserve. If our estimate for obsolete or excess inventory is understated, gross margins would be reduced.

Valuation of Deferred Tax Assets

We review our deferred tax assets regularly to determine their realizability. When evidence exists that it is more likely than not that we will be unable to realize a deferred tax asset, we set up a valuation allowance against the asset based on our estimate of the amount which will likely not be realizable. Future utilization of deferred tax assets could result in future income.

Impairment of Property and Equipment, Patents, Other Intangibles and Goodwill

We evaluate property and equipment, patents and other intangibles for potential impairment indicators when certain triggering events occur. Our judgments regarding the existence of impairment indicators are based on expected operational performance, market conditions, legal factors and future plans. If we conclude that a triggering event has occurred, we will compare the carrying values of the asset with the undiscounted cash flows expected to be derived from usage of the asset. If there is a shortfall and the fair value of the asset is less than its carrying value, we will record an impairment charge for the difference. We estimate fair value by using a discounted cash flow model. Any resulting impairment charge could have a material adverse impact on our financial condition and results of operations. Many factors will ultimately influence the accuracy of these estimates.

We evaluate goodwill for potential impairment indicators as of our fiscal year-end and when certain triggering events occur. Our judgments regarding the existence of impairment indicators are based on expected operational performance, market conditions, legal factors, and future plans. Future events could cause us to conclude that impairment indicators exist and that goodwill should be evaluated for impairment prior to our fiscal year-end. Our impairment evaluation is based on comparing the fair value of the operating division with its associated carrying value and any shortfalls would require us to record an impairment charge for the difference between the carrying value and implied value of goodwill. We determine fair value by using a discounted cash flow model. Any resulting impairment charge could have a material adverse impact on our financial condition and results of operations. Expected future operational performance is based on estimates and management’s judgment. Many factors will ultimately influence the accuracy of these estimates.

Legal Contingencies

At any time, we may be involved in certain legal proceedings. As of January 31, 2005, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel and is based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions, or the effectiveness of our strategies, related to these proceedings. See Legal Proceedings.

Quantitative and Qualitative Disclosures About Market Risk:

Market risk exists in our financial instruments related to an increase in interest rates, adverse changes in foreign exchange rates relative to the U.S. dollar, as well as financial risk management and derivatives. These exposures are related to our daily operations.

Interest Rate Exposure—At January 31, 2005, we had $76.7 million in interest bearing debt. Of this amount, $44.5 million was fixed rate debt with an interest rate of 15% per annum. The majority of the remaining debt of $22.2 million was variable at a rate of prime + 6% or 11.25% at January 31, 2005. See Note 12 to the January 31, 2005 Condensed Consolidated Financial Statements for additional contractual information on our debt obligations. Market risk is estimated as the potential for interest rates to increase 10% on the variable rate debt. A 10% increase in interest rates would result in an approximate additional annual charge to our pre-tax profits and cash flow of $270,000. At January 31, 2005, we had no derivative instruments to offset the risk of interest rate changes. We may choose to use derivative instruments, such as interest rate swaps, to manage the risk associated with interest rate changes.

Foreign Currency Exchange Rate Risk—We transact business in various foreign currencies, primarily the Canadian dollar, the Eurodollar, the Japanese yen, the New Taiwan dollar, and the Swedish Krona. As all of our foreign operations have functional currencies in other than the U.S. dollar, we translate the assets and liabilities of these operations into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates during the period. Aggregate net foreign exchange gains included in the determination of net loss amounted to $1.2 million for the nine months ended January 31, 2005. Based on our annualized results for the nine months ended January 31, 2005 for our foreign subsidiaries, and based on the net position of foreign assets less liabilities, a near-term 10% appreciation or depreciation of the U.S. dollar in all currencies we operate could impact operating income by $1 million and other income (expense) by $1.5 million. Our financial position and cash flows could be similarly impacted. We have in the past, and may continue to use derivative instruments in the future, such as forward exchange rate contracts, to manage the risk associated with foreign currency exchange rate changes.

BUSINESS

Overview

We design, develop, manufacture, market, install and service ultrahigh-pressure, or UHP, water pumps and UHP water management systems. Our core competency is our UHP water pumps. Our UHP water pumps pressurize water from 40,000 to over 100,000 pounds per square inch (psi) and are integrated with water delivery systems so that water can be used to cut or clean material or pressurize food. Our products include both standard and specialized waterjet cutting and cleaning systems and the Fresher Under Pressure food processing products. In addition to UHP water pumps and related systems, we provide non UHP automation and articulation systems, primarily to the automotive industry, and isostatic and flexform press systems which produce and strengthen advanced materials for the aerospace, automotive and medical industries.

Our mission is to provide the highest value product in the UHP water pump market. This requires our products to be of the highest reliability and provide our customers with a system which maximizes productivity and profitability. We are a developer of productivity technologies and we continually focus on customer support. Our brand promise is to provide reliability, superior value, service and technology through products based on UHP water pump technology. We will strive to continue to improve our customers’ profitability through investment in the development of innovative products and services that expand our customers’ markets and increase their productivity.

Our UHP technology has three broad applications: cutting, cleaning and Fresher Under Pressure or food processing. In cutting and cleaning applications the ultrahigh-pressure created by our pumps is released through a small orifice to create a jet of water. In Fresher Under Pressure, we utilize “contained” pressure. Food is put into a pressure vessel and UHP water is pumped into the vessel. This pressure is used to kill both spoilage bacteria and pathogens in the food.

The primary application of our UHP water pumps is cutting. In cutting applications, pressures from 50,000 to 87,000 psi, create a thin stream of water traveling at three or more times the speed of sound which can cut both metallic and nonmetallic materials for many industries, including aerospace, automotive, disposable products, food, glass, job shop, sign, metal cutting, marble, tile and other stone cutting, and paper slitting and trimming. Waterjet cutting is recognized as a more flexible alternative to traditional cutting methods such as lasers, saws or plasma. It is often faster, has greater versatility in the types of products it can cut and eliminates the need for secondary processing operations. We also manufacture a product line used in waterjet cleaning, where pressures in the range of 40,000 to 55,000 psi, are used in industrial cleaning, surface preparation, construction, and petro-chemical and oil field applications. In food pressurization applications pressures of between 87,000 to 100,000 psi, are used for our Fresher Under Pressure food processing technology to provide food safety, quality and productivity enhancements for food producers.

We analyze our business based on the utilization of UHP, either as released pressure or contained pressure, as follows: Flow Waterjet Systems, or Waterjet, for released pressure applications and Avure Technologies Incorporated, or Avure, for contained pressure applications. In addition to the cutting and cleaning operations, the Waterjet operation also includes the automotive and articulation applications while Avure includes the Fresher Under Pressure technology, as well as the General Press, operations.

Products and Services

We provide UHP systems and related products and services to our target markets: aerospace, automotive, food, job shops, pulp and paper and surface preparation. As previously described, we divide our business into its two UHP operations: Waterjet and Avure, representing the applications of released pressure and contained pressure, respectively.

Waterjet:

The Waterjet operation is comprised of the following segments: North America Waterjet, Asia Waterjet, Other International Waterjet and Other. The Other segment includes the sales of systems for automotive and articulation for non UHP applications.

Systems –

We offer a variety of UHP products, including both waterjet cutting and cleaning systems, as well as accessories and related robotic articulation equipment. UHP water pumps, as well as the related water management systems, are the core components of our technology. We utilize two different technologies to create the water pressure: intensifier and direct drive. In cutting applications a UHP pump pressurizes water up to 100,000 psi and forces it through a small orifice, generating a high-velocity stream of water traveling in excess of 3,000 feet per second. In order to cut metallic and other hard materials, an abrasive substance, usually garnet, is added to the waterjet stream creating an abrasivejet. Abrasivejets cut without heat, cause no metallurgical changes, and leave a high-quality edge that usually requires no secondary operation. In addition to our intensifier pumps which pressurize water up to 100,000 psi, we offer our unique and patented direct drive pressure-compensated pumps which pressurize water up to 55,000 psi utilizing triplex piston technology.

A UHP system consists of a UHP intensifier or direct drive pump and one or more waterjet cutting or cleaning heads with the necessary robotics, motion control and automation systems. We have sold UHP waterjet cutting worldwide. Our cutting systems may also combine waterjet with other applications such as conventional machining, pick and place handling, inspection, assembly, and other automated processes. Our waterjet systems are also used in industrial cleaning applications such as paint removal, surface preparation, factory and industrial cleaning, ship hull preparation, and heat exchanger cleaning.

Our sales are affected by worldwide economic changes. However, we believe that the productivity enhancing nature of our UHP technology and the diversity of our markets enable us to absorb cyclical downturns with less impact than conventional machine tool manufacturers and we are confident that we can continue to gain market share in the machine cutting tool market.

Consumable Parts and Services –

Consumables represent parts used by the pump and cutting head during operation, such as seals, orifices and garnet. Every pump we sell will require consumables to operate, and the sale of consumables is a significant part of our revenues. Many of these consumable or spare parts are proprietary in nature and are patent protected. We also sell various tools and accessories which incorporate UHP technology, as well as aftermarket consumable parts and service for our products.

Avure:

Avure has two primary product lines, food processing and General Press, and is comprised of the Food, North America Press and International Press segments.

Fresher Under Pressure –

Our proprietary UHP water pump and pressure vessel technology is utilized by our customers for food processing and is marketed as Fresher Under Pressure. Our UHP technology exposes foods to pressures from 50,000 to over 100,000 psi for a short time, reducing food-borne pathogens such as Camplyobacter, E. coli, Listeria monocytogenes, Salmonella and Vibro vulnificus. While conventional thermal and chemical preservation methods can ensure safety and longevity, they have a negative impact on fresh foods’ sensory qualities such as nutrition, flavor, color and texture. Avure’s technology which uses UHP to destroy bacteria and other microorganisms found in food without using high temperatures or chemical additives has minimal effects on the nutrition, taste, texture, or color of food, and extends the shelf life of the food. UHP technology addresses: the increasing demand in the U.S. for a post packaging, terminal pasteurization-like step (e.g. packaged ready-to-eat meats); the demand for high quality, minimally processed foods (e.g. fresh guacamole and salsas); and the demand to utilize the productivity enhancing capabilities of UHP in food processing (e.g. shellfish). Our UHP technology can provide benefits to an array of food products including fruits, vegetables, seafood, processed meats and ready-to-eat meals. Governmental regulations, which took effect in October 2003, regarding food processor disclosure of safety methods utilized in the manufacturing process, as well as consumer demand for higher quality, wholesome, more natural, convenience foods, offer a long-term growth opportunity for the Fresher Under Pressure product line. Our technology is also used in food applications where UHP provides some other benefit, such as shucking shellfish.

General Press –

Our isostatic press systems use large pressure vessels, similar to those used for food processing, ranging from 25 to 35 feet in height and weighing between 50 and 200 tons to apply a combination of heat and pressure to produce and strengthen advanced materials for the aerospace, automotive and medical industries. These systems, however, do not use UHP water; they typically use pressurized oil or an inert gas. Examples of customary applications include jet engine components, automotive parts, high performance ceramics and hip joints. Our flexform presses are used to form sheet metal for flexible and cost-effective prototyping and low volume production of structural items, panels and engine components. Our General Presses offer several advantages over other methods for forming metal and composite parts. Isostatic presses produce lighter weight, higher strength parts that have a better metal consistency, density and uniformity as compared to forged or cast parts. Flexform presses allow for cost-effective production, lower tooling costs, flexibility and shorter lead times.

Marketing and Sales

We market and sell our products worldwide through our headquarters in Kent, Washington (a suburb of Seattle) and through subsidiaries, divisions and joint ventures located in Columbus, Ohio; Wixom, Michigan; Jeffersonville, Indiana; Birmingham, England; Bretten, Germany; Burlington and Windsor, Canada; Hsinchu, Taiwan; Shanghai and Beijing, China; Incheon, Korea; Sao Paulo, Brazil; Buenos Aires, Argentina; Lyon, France; Milan, Italy; Madrid, Spain; Yokohama, Nagoya and Tokyo, Japan and Västerås, Sweden. We sell directly to customers in North and South America, Europe, and Asia, and have distributors or agents covering most other countries. No single customer accounted for 10% or more of our revenues during any of the three years ended April 30, 2004.

In late fiscal 2004, we conducted an internal study of our installed waterjet cutting systems and the potential sale opportunities of the market. Based on the significant market potential relative to the installed base, we have concluded that waterjet technology is in the early adoption phase of its product life cycle. To increase waterjet awareness, we expect to focus our marketing efforts on specific target industries, applications and markets. Marketing efforts include increased presence at regional tradeshows, increased advertising in print media and other product placement and demonstration/educational events as well as an anticipated increase in domestic sales representation, including distributors, of 74%. To enhance the effectiveness of sales efforts, our marketing staff and sales force gather detailed information on the applications and requirements in targeted market segments. We also utilize telemarketing and the internet to generate sales leads in addition to lead generation through tradeshows and print media,. This information is used to develop standardized and customized solutions using UHP and robotics technologies. We provide turnkey systems, including system design, specification, hardware and software integration, equipment testing and simulation, installation, start-up services, technical training and service.

We offer our spare parts and consumables through the internet at our Flowparts.com website, and strive to ensure that we are able to ship a large number of parts within 24 hours to our customers.

Patents

We hold a large number of UHP technology and related systems patents. While we believe the patents we hold protect our intellectual property, we do not consider our business dependent on patent protection. In addition, we have over the years developed non-patented proprietary trade secrets and know-how in UHP applications, and in the manufacture of these systems, which we believe allows us to retain a technical lead over our competitors.

We believe the patents we hold and have in process, along with the proprietary application and manufacturing know-how, act as a barrier to entry for other competitors who may seek to provide UHP technology.

See “Legal Proceedings” below for a discussion of certain pending patent litigation.

Backlog

At January 31, 2005, our backlog was $58.4 million compared to the April 30, 2004 backlog of $47.1 million. Generally our products, exclusive of the aerospace and Avure product lines, which account for $40.9 million of the backlog, can be shipped within a four to 16 week period. The aerospace and Avure systems typically have lead times of six to 18 months. The changes in our backlog are not necessarily indicative of comparable variations in sales or earnings. The January 31, 2005, backlog represented 28% of our trailing twelve months sales. The unit sales price for most of our products and services is relatively high (typically ranging from tens of thousands to millions of dollars) and individual orders can involve the delivery of several hundred thousand dollars of products or services at one time. Furthermore, some items in backlog can be shipped more quickly than others, some have higher profit margins than others, and some may be cancelled by customers.

Competition—Waterjet

Waterjet technology has been developed to provide manufacturers with an alternative to traditional cutting or cleaning methods, that utilize lasers, saws, knives, shears, plasma, routers, drills and abrasive blasting techniques. Many of the companies that provide these competing methods are larger and better funded than Flow. Within the manufacturing setting, several firms, including Flow, have developed tools for cleaning and cutting based on waterjet technology.

Waterjet cutting systems offer manufacturers many advantages over traditional cutting machines including an ability to cut in any direction, faster throughput times, minimal impact on the material being cut and a continuously expanding range of applications. These factors, in addition to the elimination of secondary processing in most circumstances, enhance the manufacturing productivity of our systems.

We believe increased market acceptance of waterjet cutting systems by the aerospace, automotive, and machining (job shop) industries will encourage other manufacturers, including those in other industries, to adopt waterjet solutions. We estimate the worldwide waterjet cutting systems market size at $350 million and the waterjet cleaning systems market at $335 million. The recent slowdown in many of the major world economies created a difficult operating environment for waterjet systems manufacturers, as new investments in infrastructure projects were curtailed and customers reduced capital expenditures. Low demand, coupled with price-based competition among waterjet manufacturers, caused many firms in the industry to restructure operations, lay off employees, and close plants. We believe the strengthening global economies are improving demand.

We believe we are the leader in the global waterjet cutting systems market with a market share estimated at more than 40%. In North America, together with another supplier, we have a combined market share of approximately 75%. The remaining 25% of the market is divided among 10 firms. The European market is also highly concentrated, with the top three companies controlling 50% of the market. We compete in the high-end and mid-tier segments of the waterjet cutting market.

Waterjet cleaning offers many advantages over other cleaning methods, such as the ability to remove difficult coatings or deposits from a surface without damaging such surface or adding potentially hazardous chemicals to the cleaning process. A UHP waterjet system is an environmentally-friendly answer to many difficult cleaning applications and can often be justified solely on the basis of hazardous material containment or reduction of secondary operations in the cleaning process.

We believe we are a major competitor in the ultrahigh-pressure (greater than 40,000 psi) segment of the waterjet cleaning systems market with an estimated global market share of 27%. We have a significant share of the market in North and South America and Asia. We also have an opportunity to build share and grow our business in Europe where waterjet cleaning had not previously been a market priority for us.

The automobile and aerospace industry and other industries that rely heavily on assembly-based manufacturing processes are primary consumers of robotics systems equipment and services. Using waterjet and other suitable technologies such as laser, robotics systems manufacturers provide custom engineered robotic systems designed for material separation and removal. The market for robotic systems is concentrated among a few select companies in the U.S. and Europe.

Competition—Avure

Pasteurization is the primary method used to help ensure that fresh food is safe to eat. Avure’s Fresher Under Pressure represents a break-through technology which destroys harmful pathogens and increases shelf life while ensuring a safe, healthy product. There are other companies developing a similar UHP processing technology. To date, these companies have had little commercial success, and we believe our patents and know-how make us the world leader in this technology. There are also other technologies being developed for food safety, including irradiation and ultra-violet light. Of the alternative technologies, irradiation is the most developed. The primary target market for irradiation is the raw meat industry, while Avure is targeting the ready-to-eat meat market, i.e., sliced deli meats, etc., as well as the premium food market, such as fresh fruits and vegetables.

Our General Presses represent a niche segment of the industrial press market that use our technology for specialized applications, primarily to produce high strength and precision or low volume parts. We compete in this market against forging and casting methods of production which currently represent a significantly larger market than our technology. However, our press technology is necessary to produce high quality parts with high material density, no internal voids or cracks and beneficial isotropic properties.

Overall, we believe that Flow’s consolidated competitive position is enhanced by:

•	Technically advanced, proprietary products that provide excellent reliability, low operating costs, and user-friendly features;

•	A strong application-oriented, problem-solving marketing and sales approach;

•	An active research and development program that allows us to maintain technological leadership;

•	The ability to provide complete turnkey systems;

•	A physical presence in key markets, such as in the U.S., Canada, Japan, southeast Asia and Europe;

•	Strong OEM customer ties, and

•	Efficient production facilities.

Research and Engineering

We have devoted between 6% and 9% of revenues in research and engineering during each of the three years ended April 30, 2004. Research and engineering expenses were $10.7 million, $13.5 million, and $14.9 million, in fiscal 2004, 2003 and 2002, respectively and $6.7 million and $8.8 million for the nine months ended January 31, 2005 and 2004 respectively. While we will continue a robust research and engineering program to maintain our technological leadership position through development of new products and applications, as well as enhancement of our current product lines, a more focused effort has allowed us to decrease our research and engineering expenses as a percent of revenue to 4.4% for the nine months ended January 31, 2005.

Employees

As of April 31, 2005, we employed 776 full time and 30 part time personnel. We are not a party to any material collective bargaining agreements.

Legal Proceedings

At any time, we may be involved in certain legal proceedings. As of January 31, 2005, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel and is based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions, or the effectiveness of our strategies, related to these proceedings.

Omax Corporation (“Omax”) filed suit against us on November 18, 2004. The suit alleges that Flow’s products infringe Omax’s Patent Nos. 5,508,596 entitled “Motion Control with Precomputation” and 5,892,345 entitled “Motion Control for Quality in Jet Cutting.” The suit also seeks to have our Patent No. 6,766,216 entitled “Method and System for Automated Software Control of Waterjet Orientation Parameters” declared invalid, unenforceable and not infringed. Omax manufactures waterjet equipment that competes with Flow’s equipment. Both the Omax and the Flow patents are directed at the software that controls operation of the waterjet equipment. Although the suit seeks damages of over $100 million, Flow believes Omax’s claims are without merit and intends not only to contest Omax’s allegations of infringement but also to vigorously pursue its claims with regard to its own patent.

INFORMATION CONCERNING OFFICERS AND DIRECTORS

Our Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers as of March 31, 2005.

Name	Age	Position
Stephen R. Light	58	President, Chief Executive Officer and Director
D. Patterson Adams, Jr.	51	President and Chief Executive Officer, Avure Technologies, Incorporated
Thomas C. Johnson	52	Senior Vice President of Operations
Richard A. LeBlanc	49	Executive Vice President of Sales
John S. Leness	45	General Counsel and Corporate Secretary
Rick L. Nicholson	56	Vice President Human Resources
Stephen D. Reichenbach	43	Chief Financial Officer
Felix M. Sciulli	53	Senior Vice President of Global Engineering and Research and Development
Ronald D. Barbaro	73	Director
Richard P. Fox	57	Director
Kathryn M. Munro	56	Chairman of the Board and Director
Arlen I. Prentice	67	Director
J. Michael Ribaudo	62	Director
Kenneth M. Roberts	58	Director
Sandra F. Rorem	64	Director
Jan K. Ver Hagen	67	Director

D. Patterson Adams, Jr. (age 51) joined the Company in 2001 as President and Chief Executive Officer of Avure Technologies Incorporated, the Company’s wholly-owned subsidiary that runs the food safety technologies and general press businesses. Prior to joining the Company, Mr. Adams was President of IBA’s Food Safety Division from 1998 to 2001, where he led the expansion of IBA’s food irradiation business. From 1995 through 1998, Mr. Adams was President of VestCorp, a private investment consortium and holding company. Mr. Adams has managed companies in the sterilization industry since 1976.

Thomas C. Johnson (age 52) joined the Company in August 1996 as Vice President of Manufacturing. Mr. Johnson became Senior Vice President, Manufacturing Technology in October of 1999 and Senior Vice President of Operations in June of 2003. Prior to joining the Company, he was employed by the Kenworth Truck Company Division of PACCAR for sixteen years, serving as Plant Manager and before that as Assistant Plant Manager.

Richard A. LeBlanc (age 49) joined the Company in 1994 as Vice President of Sales. Mr. LeBlanc became Executive Vice President in August 1998. Prior to joining the Company, he was employed by the ASI Robotic Systems Division of Cargill Detroit Corporation for ten years, serving as Manager of Sales and Marketing and before that in direct sales.

John S. Leness (age 45) joined the Company in June 1990 as its Corporate Counsel, became General Counsel in December 1990, and was appointed Assistant Secretary in January 1991 and Secretary in February 1991. From 1986 until joining the Company, Mr. Leness had been associated with the Perkins Coie law firm.

Stephen R. Light (age 58) became President and Chief Executive Officer of the Company in January 2003. He was appointed to the Board in January of 2003 and his current term expires in 2006. Prior to joining the Company, from 2000 to 2002, Mr. Light was President and Chief Executive Officer of Omniquip Textron Group, Inc., a manufacturer of material handling equipment, aerial work platforms and hydraulic systems. From 1998 to 1999 he was President and Chief Executive Officer of Bucyrus International, Inc. From 1997 to 1998 he was Vice President and General Manager of Operations at P&H Mining Equipment Co., a subsidiary of Harnischfeger Industries; from 1986 to 1996 he served in various positions at Emerson Electric Company; from 1985 to 1986, he served as General Manager of North American Philips’ Mexican consumer electronics manufacturing business; and from 1968 to 1985 at General Electric Company. Mr. Light earned a B.S.M.E. in 1968 from Colorado State University.

Rick L. Nicholson (age 56) joined the Company in 2005 as Vice President, Human Resources. From 2003 until he joined the Company, Mr. Nicholson had been a private consultant. From 2001 to 2003 he was the Chief Human Resources Executive at Milgard Manufacturing, Inc., a manufacturer of windows and patio doors, and from 1998 to 2001 he was Vice President of Human Resources at U.S. Marine Corporation a builder of boats. Prior to 1998 Mr. Nicholson was employed by Weyerhaeuser Company and Tektronix.

Stephen D. Reichenbach (age 43) joined the Company in September 1992 when the Company acquired Spider Staging Corporation, was appointed Treasurer in March 1993, Vice President of Finance and Chief Financial Officer in 1996 and Executive Vice President in March 1997. Mr. Reichenbach became Chief Financial Officer of Avure Technologies Incorporated in September of 2001 and was appointed Chief Financial Officer of Flow International in October 2003. Prior to joining the Company, Mr. Reichenbach had been associated since 1989 with Spider Staging Corporation as its Controller and had been with Ernst & Young from 1985 to 1989.

Felix M. Sciulli (age 53) joined the Company in October 1995 as Vice President of Engineering. Mr. Sciulli became Senior Vice President, Engineering and Research and Development in June 2000. Prior to joining the Company, he was with Equimeter, Inc., a division of BTR plc (acquired from Rockwell International Corporation), for six years as Director of Engineering and Research and Development. Mr. Sciulli also spent thirteen years with Rockwell in various engineering and research roles, and three years with Westinghouse Electric Corporation.

Ronald D. Barbaro (age 73) was the Chair and Chief Executive Officer, Ontario Lottery and Gaming Corporation from 1998-2003. Prior to this, he was President of The Prudential Insurance Company of America; responsible for worldwide operations (retired 1993). He was responsible for Prudential’s Canadian operation from 1985 to 1990. Mr. Barbaro was elected to the Company’s Board of Directors in 1995 and his current term expires in 2007. Mr. Barbaro currently chairs the Premier of Ontario’s Economic Recovery Council and Chairman, Board of Trustees for The Brick Group Income Fund. He also serves on the boards of The Thomson Corporation International Group of Companies and TransGlobal Life Insurance Company (Alberta).

Richard P. Fox (age 57) is a Partner in RavenFire LLC, which provides consulting services to entrepreneurs and the financial services industry. Mr. Fox was appointed to the Company’s Board of Directors in 2002 and his current term expires with the 2006 Annual Meeting. He was President and Chief Operating Officer of CyberSafe Corporation, responsible for the overall financial services and operations of the company. Prior to joining CyberSafe, Mr. Fox was Chief Financial Officer and a member of the Board of Directors of Wall Data where he was responsible for the company’s finances, operations, and human resources activities. Mr. Fox spent 28 years at Ernst & Young, last serving as Managing Partner of the Seattle Office. He serves on the Board of Directors of Premera, a Blue Cross managed-care provider, aQuantive (NASDAQ—AQNT), an on line marketing company, as well as Shurgard Storage Centers, Inc. (NYSE—SHU), a real estate investment trust. In addition, he serves as Treasurer and is on the Board of Trustees of the Seattle Foundation and is on the Board of Visitors of the Fuqua School of Business, Duke University. Mr. Fox received a B.A. degree in Business Administration from Ohio University and an M.B.A. from Fuqua School of Business, Duke University. He is a Certified Public Accountant in Washington State.

Jan K. Ver Hagen (age 67) is the retired Chairman of the Board (non-executive) of Wolverine Tubing Corporation, a copper tubing manufacturer and processor of specialty heat transfer products, and continues to serve as Director and Chair of the Audit Committee of Wolverine. Mr. Ver Hagen was elected to the Company’s Board of Directors in 2003, and his current term expires in 2005. He worked for Emerson Electric Co. from 1977 to 1994 including serving as Vice-Chairman and Director from 1987 to 1994. From 1994 to 1999 he was a director of United Dominion Industries, a multinational manufacturing group, and was President and Chief Operating Officer from 1994 to 1998. He returned to Emerson to serve as Senior Vice President from 1999 to 2002. He also serves as director of Plexus, an electronic design and build engineering oriented manufacturer; as a director, Chair of the Nominating and Governance Committee and trustee of the Wisconsin Alumni Research Foundation and the University of Wisconsin Foundation. He received a B.S.M.E. in 1961 from the University of Wisconsin—Madison.

Kathryn L. Munro (age 56) is Principal of Bridge West, a technology investment company. She previously held a variety of senior management positions in both the commercial and retail areas of Seafirst Bank and Bank of America, most recently as Chief Executive for Bank of America’s Southwest Banking Group. Ms. Munro began her banking career in 1980. She was elected to the Company’s Board of Directors in 1996 and her current term expires in 2005. Ms. Munro currently serves on the corporate boards of Pinnacle West (NYSE—PNW) and Capitol Bancorp (NYSE—CBC). She also serves on the board of The Bank Administration Institute in Chicago and numerous community boards in Phoenix, including Valley of the Sun United Way and the national board of advisors for University of Arizona School of Business. Ms. Munro holds a B.S. degree from Auburn University and an M.B.A. from the University of Washington.

Arlen I. Prentice (age 67) is Chairman and Chief Executive Officer of Kibble & Prentice, which provides insurance and financial consulting services. He has served as a director of the Company since 1993 and his current term expires in 2007. He founded Kibble & Prentice 32 years ago. Mr. Prentice serves as a director of Northland Telecommunications Corporation and is a past director of the Starbucks Coffee Corporation, a position he held for 19 years.

J. Michael Ribaudo (age 62) is Chairman and Chief Executive Officer of Surgical Synergies, Inc., a national company that develops, acquires and operates ambulatory surgery centers. Dr. Ribaudo was elected to the Company’s Board of Directors in 1995, and his current term expires in 2007. Dr. Ribaudo graduated from

Louisiana State University in 1963 and Louisiana State Medical School in 1967 with graduate medical school training at Emory University, Washington University and New York University. He received postgraduate training at Harvard Law School, Kellogg Business School and Stanford Graduate School of Business.

Kenneth M. Roberts (age 58) is President and Chief Investment Officer of Ken Roberts Investment Management, Inc., an investment advisory firm. Mr. Roberts is also President and Chief Executive Officer of Ken Roberts Financial Services, Inc. Mr. Roberts was appointed to the Company’s Board of Directors in 1991 and his current term expires with the 2006 Annual Meeting. Mr. Roberts was, until November 1994, President and Chief Investment Officer of Ken Roberts Advisory Group, an investment advisory firm and subsidiary of the Spokane, Washington, office of Smith Barney Shearson, Inc. From 1981 to 1991, he was Vice President of Shearson Asset Management and Foster & Marshall Management, investment advisors, and President of Shearson Lehman Fundamental Value Fund, a registered investment company. From 1987 to 1991, Mr. Roberts was also a director of Shearson Lehman Fundamental Value Fund. Mr. Roberts currently serves on the Finance Advisory Board of Washington State University. He is also past President and Treasurer of the Spokane Chapter of the Seattle Society of Chartered Financial Analysts. Mr. Roberts received a B.A. from Whitworth College in 1968 and an M.B.A. from the Harvard Graduate School of Business in 1971.

Sandra F. Rorem (age 64) is President and Chief Executive Officer of Accium BioSciences. Accium BioSciences is a technology driven Clinical Research Organization (CRO) offering specialized analytical services and expertise for preclinical drug studies and Phase 0/1 clinical trials. She was a founder and remains a principal in Distinctive Solutions, LLC where she currently serves in an advisory capacity. Ms. Rorem was first elected to the Company’s Board of Directors in 1996 and her current term expires in 2005. She was President and Chief Executive Officer of ClearMedical, Inc., a medical device manufacturing and reprocessing company from 2000 to 2003 and was Chief Executive Officer of Medalia HealthCare, LLC in Seattle, Washington from 1994 to 1999. Prior to joining Medalia, she was a Senior Executive and served 17 years with the Providence Health System; and prior to this with the Fairview Health System and the University of Minnesota, both in Minneapolis, Minnesota. She is a Board Certified Member and Diplomat in the American College of HealthCare Executives and a member of the American College of Medical Practice Administrators. Ms. Rorem holds an M.B.A. from the University of Washington.

The Board of Directors consists of a majority of “independent directors” as such term is defined under Rule 4200(a)(15) of the NASDAQ Stock Market Inc.’s Marketplace Rules. The Board of Directors has determined that Messrs. Barbaro, Fox, Munro, Roberts, Ribaudo, Rorem and Ver Hagen are independent directors.

BOARD STRUCTURE, COMMITTEES AND COMPENSATION AND COMPOSITION

Currently, 9 individuals are serving as our directors. Our board of directors is divided into three classes of directors as provided in our articles of incorporation and bylaws and as set forth below.

Expiration Class of Term Directors
I	2005 Kathryn A. Munro, Sandra F. Rorem, Jan K. Ver Hagen
II	2006 Richard P. Fox, Stephen R. Light, Kenneth M. Roberts
III	2007 Ronald D. Barbaro, Arlen I. Prentice, J. Michael Ribaudo

Directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Board Committees

The Company has an Audit Committee, a Compensation and Plan Administrator Committee, a Mergers, Acquisitions and Dispositions Committee and a Nominating and Governance Committee. In addition to these standing committees, the Board, from time to time, may form ad hoc committees. During fiscal 2004, the Board appointed a Restructuring Committee which has reviewed matters related to the Company’s capital structure.

Audit Committee. The primary function of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of financial information provided to shareholders and others, its review of the adequacy of the system of internal controls established by the Company and its monitoring of the audit process. In performing these functions, the Audit Committee reviews the Company’s financial reporting process and internal controls, reviews and appraises the audit efforts of the Company’s independent registered public accounting firm and internal auditors. The Audit Committee also provides open lines of communication between the directors, the independent registered public accounting firm, the internal auditors and the financial and senior management of the Company. The Audit Committee has adopted a charter (a copy of which is attached as Appendix A), hereinafter “Charter,” requiring, among other things, that members of the Committee be independent of Management, free of any relationship that would interfere with their independent judgment and have a minimum level of financial competency. The members of the Audit Committee are Richard P. Fox (Chair), Kathryn L. Munro, Kenneth M. Roberts, and Jan K. Ver Hagen, each of whom are all independent directors as defined under the NASDAQ’s Marketplace Rules and each of whom are also experienced in financial matters. The members of the Audit Committee, in addition to the foregoing criteria, meet the additional criteria of SEC Rule 10A-3 that they neither (1) accept any direct compensation from the Company other than director and committee fees and pension or other deferred compensation for prior service, nor (2) are an affiliated person of the Company. The Board of Directors has determined that Richard P. Fox is an “audit committee financial expert” as defined in the rules of the Securities and Exchange Commission. The Audit Committee held eleven meetings in the fiscal year ended April 30, 2005.

Compensation and Plan Administrator Committee. The primary function of the Compensation and Plan Administrator Committee is to assist the Board of Directors to ensure that all officers and key management personnel of the Company and its subsidiaries are effectively compensated in terms of salary, supplemental compensation, and benefits which are internally equitable and externally competitive. The Committee establishes and maintains a competitive, fair, and equitable compensation and benefits policy designed to retain personnel, to stimulate their useful and profitable efforts on behalf of the Company, and to attract necessary additions to the staff with appropriate qualifications. The Committee also acts as Administrator of the Company’s stock option plans, determining the terms, amounts and recipients of stock option grants. For fiscal 2005 J. Michael Ribaudo (Chair), Richard P. Fox, Sandra F. Rorem, and Kathryn L. Munro serve on the Committee. For fiscal 2005, all members of the Committee are independent directors as defined under the NASDAQ’s Marketplace Rules. Arlen I. Prentice, who was a member of the Committee during fiscal 2004, is Chief Executive Officer of Kibble & Prentice, Inc., a company that, together with its wholly-owned subsidiary, provides insurance brokerage and employee benefits, administrative and consulting services to the Company. During fiscal 2005, premiums paid by the Company for insurance placed by Kibble & Prentice totalled $2,152,833, and payments by the Company to Kibble & Prentice, Inc. and such subsidiary for commissions totaled $227,539. Mr. Prentice abstained from participating in matters where he may have had a conflict of interest. There were six meetings of the Compensation and Plan Administrator Committee during the fiscal year ended April 30, 2005.

Mergers, Acquisitions and Dispositions Committee. The primary function of the Mergers, Acquisitions and Dispositions Committee is to assist the Board of Directors to review potential opportunities for acquisitions, mergers, dispositions, divestitures or similar transactions and to assist the Board of Directors in analyzing equity or debt financings or other capital raising opportunities. Kenneth M. Roberts (Chair), Ronald D. Barbaro, Arlen I. Prentice, and Jan K. Ver Hagen serve on the Committee. There were four meetings of the Mergers, Acquisitions and Dispositions Committee during the fiscal year ended April 30, 2005.

Nominating and Governance Committee. The primary function of the Nominating and Governance Committee is to assist the Board of Directors in matters of Board organization and composition and to locate and recommend to the Board individuals to fill vacancies on the Board. Sandra F. Rorem (Chair), Ronald D. Barbaro, J. Michael Ribaudo, and Kenneth M. Roberts serve on the Committee, each of whom are independent directors as defined under the NASDAQ’s Marketplace Rules. The Nominating and Governance Committee met nine times during the fiscal year ended April 30, 2005.

Restructuring Committee. The Restructuring Committee was formed during fiscal 2004 to review matters related to the Company’s capital structure. The Committee reviews the Company’s banking arrangements, capital structure and related transactions. The members of the Restructuring Committee are Kathryn L. Munro, Richard P. Fox and Kenneth M. Roberts. The Restructuring Committee met nine times during the fiscal year ended April 30, 2005.

Compensation Committee Interlocks and Insider Participation

No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers performing similar functions, and employees, in accordance with applicable rules and regulations of the SEC and the Nasdaq National Market.

Board Compensation

The Compensation and Plan Administrator Committee is charged with ensuring that the Company will be able to continue to attract and retain directors having the qualifications necessary to serve the interest of the Company’s shareholders. To achieve this goal and based on a thorough review of director compensation at a peer group of 16 companies conducted by a nationally recognized independent compensation consulting firm, the Committee has adopted the following compensation program for Directors.

Directors who are not employees of the Company receive an annual retainer of $20,000, payable quarterly, $1,500 per meeting for attendance at Board meetings and $1,000 per meeting for attendance at Committee meetings. The Company also reimburses directors for their travel expenses in connection with their attendance at Board and Committee meetings.

In addition, Committee Chairs are paid an additional annual retainer of $5,000 with the exception of the Audit Committee Chair who is paid an additional annual retainer of $10,000, and the non-executive Chairperson of the Board who is paid an additional annual retainer of $15,000.

Non-employee Directors will also receive annual grants of shares of common stock that are vested at the time of grant. The annual grants of shares of company stock will have a value equal to $30,000. The grants will be made at each Annual Meeting of Shareholders, and the shares will be valued based on the average closing price over the twenty trading days preceding the Annual Meeting.

For Directors serving prior to 2003, the Company had adopted a post retirement policy providing that Directors may receive, if they agree to provide consultation services to the officers and directors of the Company (and execute a consultation agreement in that regard), annual amounts for a period equal to the director’s years of service on the Board, up to a maximum of nine years. The annual amounts to be paid will equal the annual Director retainer in place at the time of his or her retirement. If a Director agrees to provide services, but does no subsequently provide such services, the Director will lose his or her eligibility to receive payments. This policy will not apply to newly-appointed directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information for the years ended April 30, 2004, 2003 and 2002, with respect to the Chief Executive Officer and each of the four other highest paid executive officers of the Company whose aggregate cash compensation in fiscal 2004 exceeded $100,000:

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation(1)	Restricted Stock Awards		Number of Stock Options	All Other Compensation(2)
Stephen R. Light(3) President and Chief Executive Officer	2005 2004 2003	$480,008 450,008 200,772	$337,444 264,061 0		$184,679 181,438 0	$168,615 321,000 0	(4)	21,250 21,250 321,250	$0 40,760 21,072

D. Patterson Adams, Jr. President and Chief Executive Officer, Avure Technologies, Incorporated	2005 2004 2003	$250,016 249,054 250,016	$90,476 119,477 0		$57,574 66,148 0	$0 0 0		0 0 0	$104,859 104,059 111,946	(5) (5) (5)

Thomas C. Johnson Senior Vice President of Operations	2005 2004 2003	$190,008 190,008 188,469	$70,380 83,620 0		$56,253 57,445 0	$0 39,000 0	(6)	0 0 0	$58,629 32,314 11,506

Richard A. LeBlanc Executive Vice President of Sales	2005 2004 2003	$220,002 220,002 215,043	$93,656 96,824 30,856	(7)	$59,596 66,527 0	$0 39,000 0	(6)	0 0 0	$58,629 32,690 12,025

Stephen D. Reichenbach Chief Financial Officer	2005 2004 2003	$209,997 196,154 180,003	$87,774 98,773 0		$58,512 57,152 0	$0 39,000 0	(6)	0 0 0	$67,200 6,600 11,385

(1)	Represents shares of Company stock received in lieu of cash bonus.
(2)	Includes Company contributions to the Voluntary Pension and Salary Deferral Plan and the Flow International Corporation Executive Deferral Plan and amounts paid in connection with retention agreements.
(3)	Mr. Light joined the Company in December 2002 and became President and CEO on January 2, 2003.
(4)	Includes 200,000 restricted stock units granted in connection with a retention agreement and vesting December 31, 2006, and 20,000 shares granted pursuant to an employment agreement.
(5)	Includes reimbursement of moving expenses and interest paid on a relocation loan made to Mr. Adams when he joined the Company in August 2001.
(6)	Includes stock granted in connection with a retention agreement and vesting December 31, 2006.
(7)	Amounts paid based on sales commissions.

Stock Option Grants in 2005

Option Grants Table

Fiscal 2005

The following table sets forth certain information regarding options granted to the Company’s Chief Executive Officer during the fiscal year ended April 30, 2005. No options were granted to the other four highest paid executives during fiscal 2005.

Individual Grants
Name	Number of Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (10 Years)
					5%	10%
Stephen R. Light	21,250	100%	$5.92	04/23/15	$29,401	$74,507

Aggregated Option Exercises in Fiscal 2005

and Fiscal Year-End Option Values

The following table sets forth certain information regarding options exercised during the year ended April 30, 2005, by the Company’s Chief Executive Officer and each of the individuals named in the Summary Compensation Table.

	Shares Acquired on Exercise	Value Realized	Total Number of Unexercised Options at Fiscal Year-End		Value of Unexercised in-the-Money Options at Fiscal Year-End(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Stephen R. Light	0	0	140,207	123,543	$352,489	$233,861
D. Patterson Adams, Jr.	0	0	100,000	0	0	0
Thomas C. Johnson	0	0	55,000	0	0	0
Richard A. LeBlanc	0	0	156,000	0	0	0
Stephen D. Reichenbach	0	0	213,775	0	0	0

(1)	Calculated using $5.92, the closing price of the Company’s Common Stock as reported by NASDAQ on April 30, 2005.

Stock Based Plans

Equity Compensation Plan Information

The following table presents the number of stock options and warrants that were and were not approved by our shareholders as of April 30, 2004.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	1,875,299		$9.65	1,389,468
Equity compensation plans not approved by shareholders	100,000	(1)	—	—

Total	1,875,299		$9.65	1,389,468

(1)	Represents maximum number of shares that are issuable in connection with consulting services to be provided by Mr. Chrismon Nofsinger.

Compensation and Plan Administrator Committee Report

Introduction. The Compensation and Plan Administrator Committee of the Board of Directors (the “Compensation Committee”) establishes and directs the administration of all programs under which executive compensation is paid or awarded to the Company’s executive officers. In addition, the Compensation Committee evaluates executive officer performance and assesses the overall effectiveness of the Company’s executive compensation programs.

Compensation Philosophy and Objectives. The Company’s compensation and benefits programs are designed to:

•	Attract and retain top-level executive talent required to attain the Company’s short- and long-term goals.

•	Motivate executives to achieve the goals of the Company’s business strategy.

•	Link executive and shareholder financial interests through appropriate long-term incentives.

•	Provide executives with a compensation package that recognizes individual contributions and overall business results.

Elements of Executive Compensation. The elements of executive compensation currently include base salary, an annual incentive program and a retention program. The Compensation Committee’s decisions with respect to each of these elements are discussed below. While the elements of compensation described in this report are considered separately, the Compensation Committee takes into account the full compensation package afforded by the Company to the individual, including salary, incentive compensation, retirement and other benefits. In reviewing the individual performance of the executives whose compensation is detailed in this Proxy Statement, other than the Chief Executive Officer (“CEO”), the Compensation Committee takes into account the views of the CEO. The Compensation Committee reviews the Company’s executive compensation program to ensure that there is appropriate linkage between Company performance and executive compensation and that pay practices are competitive with the external market. For fiscal 2004 the Compensation Committee made no adjustments to salaries of executive officers or the CEO, except in connection with Mr. Reichenbach’s promotion to Chief Financial Officer.

Base Salaries. Base salaries of the executive officers other than for the CEO had been determined by the Compensation Committee in a prior fiscal year using the CEO’s recommendations and data provided by the Committee’s consultants. The CEO’s pay is set by contract and discussed below.

Annual Incentive Compensation. The Company’s executive officers are eligible for cash bonuses under the Company’s annual incentive program. The annual incentive program emphasizes the achievement of goals that are aligned with the interest of the Company’s shareholders. For fiscal 2005 these goals include a revenue, operating profit and working capital as a percentage of revenue. Bonus payouts under the plan were made on a sliding scale beginning with achievement of 90% of targets. Executives’ target bonus levels have been set at percentages of base salary, and the CEO’s target bonus level set by his employment contract is at 60% of base salary. Payouts will be made half in stock and half in cash, with executives having the option to increase the proportion of stock they receive.

The Company exceeded its goals for fiscal 2005 and annual incentive payouts were made for the fiscal year.

Long-Term Incentive Compensation. Long-term incentives are provided pursuant to the Company’s 1995 Long-Term Incentive Plan, which provides for the grant of stock options, stock appreciation rights, restricted stock awards, performance units and performance shares.

The purpose of long-term incentives is to promote the success and enhance the value of the Company by linking the personal interest of employees to those of the Company’s shareholders, and by further providing employees that receive awards under the Plan with an incentive for outstanding performance. When awarding long-term incentives, the Compensation Committee considers competitive practices, general industry data, and the executives’ level of responsibility, prior experience and historical award data.

Stock option and restricted stock grants were made to the CEO in accord with his contract. The CEO’s equity awards are discussed below. Executives receive restricted stock units in connection with their retention agreements, as discussed below. Shares of stock were also awarded to executives in connection with the bonus plan, as discussed above.

Retention Award. During fiscal year 2003, the Company began to implement a comprehensive restructuring program intended to return the Company to profitability. The Compensation Committee determined that during this implementation it was critical to ensure key executives remain employed at the Company and focused on the day-to-day operations to successfully turnaround the Company. As a result, the Compensation Committee adopted a retention program to achieve these goals. The program includes six executives including the CEO. The CEO’s retention award is discussed below. Each participating executive who remains in the Company’s employ is eligible to receive retention awards in both cash and restricted stock units. The cash retention awards began six months after the plan inception and provide for seven equal semi-annual increments. The executive must be employed at the payment date to receive the cash portion of the award. The restricted stock unit awards vest 42 months after plan inception. Each executive must remain a full-time employee for the entire 42-month period to vest in the restricted stock units.

Chief Executive Officer Compensation. In September 2002, Ronald W. Tarrant, the Company’s Chairman, President and CEO, retired from the Company. A nationwide search was conducted and as a result, Stephen R. Light joined the Company as President and CEO in January 2003. On November 25, 2002, Mr. Light entered into an employment agreement with the Company with a term ending on April 30, 2005 (the “Light Agreement”). The Light Agreement provides for automatic extensions beginning on May 1, 2003 (unless notice not to extend is given by either party) so that the remaining term shall always be two years. Under the terms of the Light Agreement, Mr. Light’s annual base salary is $450,000 and he is eligible for target annual performance bonuses equal to 60% of base salary. One-half of the bonus is payable in shares of common stock. Mr. Light’s annual performance bonuses are based on the same factors as the executives’ bonuses. The Board has established additional goals for the CEO. These include development of succession plans, development of a customer satisfaction survey and successful resolution of the Company’s financing.

In determining the terms of the Agreement, the Compensation Committee considered marketplace trends and Mr. Light’s leadership abilities.

Policy on Deductibility of Compensation. Section 162(m) of the Internal Revenue Code limits the Company’s federal income tax deduction for compensation to its CEO and any of its four other highest paid executive officers to $1 million. Qualified performance-based compensation is not subject to the $1 million limitation, provided certain requirements of Section 162(m) are satisfied. These requirements include shareholder approval and periodic re-approval of the material terms of performance goals in plans such as the Company’s 1995 Long-Term Incentive Plan. The Compensation Committee presently anticipates that the Company’s executive compensation will either be below such levels or will be structured to qualify as “performance-based compensation” which is exempt from such limitation.

Conclusion. After its review of the total compensation program for the executives of the Company, the Compensation Committee continues to believe that these executive compensation policies and practices serve the interests of the shareholders and the Company effectively. The Committee also believes that the various compensation programs offered are appropriately balanced to provide increased motivation for executive officers to contribute to the Company’s overall future success, thereby increasing the value of the Company for the shareholders’ benefit. The Compensation Committee will continue to monitor the effectiveness of the Company’s total compensation program to meet the ongoing needs of the Company.

This report is submitted by the members of the Compensation and Plan Administrator Committee. This report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not be deemed filed under such acts.

COMPENSATION AND PLAN

ADMINISTRATOR COMMITTEE

J. Michael Ribaudo—Chairman

Richard P. Fox

Sandra Rorem

Kathryn L. Munro

MARKET INFORMATION

The principal market for our common stock is the over-the-counter market. Our stock is traded on the NASDAQ National Market under the symbol “FLOW.” The range of high and low sales prices for our common stock for the first quarter of fiscal 2006 through May 19, 2005 and the four quarters for fiscal 2005, 2004 and 2003 is set forth in the following table.

	Fiscal Year 2006		Fiscal Year 2005		Fiscal Year 2004		Fiscal Year 2003
	High	Low	High	Low	High	Low	High	Low
First Quarter	$7.21	$5.84	$3.66	$1.90	$1.94	$1.13	$10.90	$5.05
Second Quarter			3.75	2.54	3.11	1.36	5.60	2.12
Third Quarter			3.20	2.57	4.11	2.40	3.80	2.13
Fourth Quarter			6.90	2.85	3.74	2.20	3.28	1.08

Director and Officer Indemnification

Article XII of the Articles of Incorporation of Flow International Corporation authorizes Flow International Corporation to indemnify any present or former director or officer to the fullest extent not prohibited under the WBCA, public policy or other applicable law. Chapter 23B.08.510 and .570 of the WBCA authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the 1933 Act.

The directors and officers of Flow International Corporation are entitled to limited indemnification from the Selling Shareholders against any losses based upon the failure of the selling shareholder to comply with the prospectus delivery requirements under the federal securities laws or upon any untrue statement or alleged untrue statement or omission or alleged omission made in this Registration Statement and the Prospectus contained therein, as the same shall be amended or supplemented, made in reliance upon or in conformity with written information furnished to Flow International Corporation by such Selling Shareholder.

STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

The following tables sets forth information as of April 30, 2005, with respect to each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of any class of voting securities of the Company, each director, those executive officers listed in the Summary Compensation Table below and all directors and executive officers of the Company as a group. Currently, the Company’s sole class of voting securities outstanding is Common Stock. Except as noted below, each person has sole voting and investment powers with respect to the shares shown. The address for each of the persons listed below is 23500 64th Avenue South, Kent, Washington 98032.

Except as otherwise indicated by footnote, and subject to applicable community property laws, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares. Beneficial ownership is determined in accordance with the rules of the SEC. The table below assumes the conversion of all of the outstanding shares of our convertible preferred stock into common stock, which will occur immediately prior to the completion of this offering.

The number of shares of common stock outstanding, on an as converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of April 30, 2005 or upon completion of this offering, but excludes common stock underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based as of April 30, 2005 and is on a non-diluted basis.

STOCK OWNERSHIP OF MANAGEMENT

Name and Position	Number of Shares		Percent of Outstanding Shares
D. Patterson Adams, Jr., President and Chief Executive Office, Avure	127,110	(1)	0.4%
Ronald D. Barbaro, Director	97,780	(2)	0.3
Richard P. Fox, Director	17,905		0.1
Thomas C. Johnson, Senior Vice President of Operations	78,547	(3)	0.2
Richard A. LeBlanc, Executive Vice President of Sales	184,131	(4)	0.5
John S. Leness, General Counsel and Corporate Secretary	204,171	(5)	0.6
Stephen R. Light, President and Chief Executive Officer	356,233	(6)	1.0
Kathryn L. Munro, Director	87,780	(7)	0.3
Rick L. Nicholson, Vice President Human Resources	1,875	(8)	0.0
Arlen I. Prentice, Director	228,859	(9)	0.7
Stephen D. Reichenbach, Chief Financial Officer	241,966	(10)	0.7
J. Michael Ribaudo, Director	221,954	(11)	0.6
Kenneth M. Roberts, Director	301,875	(12)	0.9
Sandra F. Rorem, Director	79,680	(13)	0.2
Felix M. Sciulli, Senior Vice President of Global Engineering and Research and Development	91,442	(14)	0.3
Jan K. VerHagen, Director	35,405		0.1
All directors and officers—as a group (16 persons)	2,484,264	(15)	7.3

(1)	Includes options exercisable within 60 days for 100,000 shares of Company Common Stock.
(2)	Includes options exercisable within 60 days for 69,875 shares of Company Common Stock.
(3)	Includes options exercisable within 60 days for 55,000 shares of Company Common Stock.
(4)	Includes options exercisable within 60 days for 156,000 shares of Company Common Stock.
(5)	Includes options exercisable within 60 days for 176,000 shares of Company Common Stock.
(6)	Includes options exercisable within 60 days for 148,540 shares of Company Common Stock.
(7)	Includes options exercisable within 60 days for 59,875 shares of Company Common Stock.
(8)	Includes options exercisable within 60 days for 1,250 shares of Company Common Stock.
(9)	Includes options exercisable within 60 days for 64,875 shares of Company Common Stock.
(10)	Includes options exercisable within 60 days for 213,775 shares of Company Common Stock.
(11)	Includes options exercisable within 60 days for 69,875 shares of Company Common Stock.
(12)	Includes options exercisable within 60 days for 64,875 shares of Company Common Stock.
(13)	Includes options exercisable within 60 days for 59,875 shares of Company Common Stock
(14)	Includes options exercisable within 60 days for 68,000 shares of Company Common Stock
(15)	Includes options exercisable within 60 days for 1,372,690 shares of Company Common Stock

Stock Ownership of 5% Owners

Name and Address	Number of Shares		Percent of Outstanding Shares
Pinnacle Fund LP(1) 4965 Preston Park Blvd. Suite 240 Plano, Texas 75093	2,200,000	(2)	6.4%

Third Point LLC (f/k/a Third Point Management Company L.L.C.) and Daniel S. Loeb(1)(3) 360 Madison Ave. 24th Floor New York, New York 10017.	4,436,300	(4)	12.9%

Third Point Offshore Fund(1)(5) 360 Madison Ave. 24th Floor New York, New York 10017	3,014,220	(6)	8.8%

JLF FUNDS 601 W. Main Avenue, Suite 600, Spokane, WA 99201	4,033,000		11.8%

ICM Asset Management, Inc. 601 W. Main Avenue Suite 600 Spokane, Washington 99201	1,647,150		4.8%

1	Based on filings made pursuant to Sections 13 (g) of the Exchange Act.
2	Includes 200,000 shares issuable upon exercise of warrants.
3*	Third Point LLC, a Delaware limited liability company (the “Management Company”) serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”), with respect to shares of Common Stock directly beneficially owned by the Funds. Mr. Daniel S. Loeb is the managing member of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position.
4*	Includes 403,300 shares issuable upon exercise of warrants.
5*	Shares are included in the totals for Third Point LLC.
6*	Includes 274,020 shares issuable upon exercise of warrants.

SELLING SHAREHOLDERS

Set forth below is the name of each Selling Shareholder and the amount of Common Stock owned by each (including shares that can be acquired on the exercise of outstanding warrants). All such shares are to be offered for sale pursuant to the registration statement of which this prospectus is a part, so that if all such shares are sold, the Selling Shareholders will own none of our shares. For information concerning material relationships between selling shareholders and the Company, see “Certain Relationships and Related Transactions.”

Selling Shareholder	Number of Shares Offered
J. Patterson McBaine(1)	55,000
Gruber & McBaine International(1)	126,500
Hamilton College(1)	71,500
Donaghy Sales Inc.(1)	33,000
Potomac Capital Partners(1)	477,400
Lagunitas Partners(1)	561,000
Potomac Capital International(1)	263,560
Pleiades Investment Partners(1)	294,140
Crestview Capital Master LLC(1)	591,397
Presidio Partners(1)	226,083
Brady Retirement Fund(1)	49,206
Geary Partners(1)	168,011
SRB Greenway Capital (QP) LP(1)	238,658
SRB Greenway Capital LP(1)	32,378
SRB Greenway Offshore Operating Fund(1)	24,661
Westpark Capital(1)	297,000
Pacific Asset Partners(1)	147,849
BTG Investments(1)	82,783
Third Point Partners Qualified LP(1)	142,560
Third Point Partners(1)	752,620
Third Point Offshore Fund(1)	3,014,220
Points West International Investments(1)	526,900
JLF Offshore Fund(1)	2,642,200
JLF Partners II(1)	129,800
JLF Partners I(1)	1,664,300
The Pinnacle Fund(1)	2,200,000
Trustman c/o Arthur V Davis Foundation(1)	23,980
Trustman c/o STI Classic Small Cap Growth Fund(1)	1,899,700
Trustman c/o TUA Troyal G Brooks(1)	4,840
Zeke, LP(1)	1,183,600
SF Capital Partners(1)	1,100,000
Wallace Foundation(1)	44,000
Jon and Linda Gruber(1)	132,000
Linsday Gruber Dunham(1)	8,800
Jon Gruber Trustee J.W. Gruber Trust(1)	8,800
Trustman c/o TUA Sandra Brooks(1)	1,980
John Hancock Life Insurance Company(2)	384,765
John Hancock Variable Life Insurance Company(2)	27,479
Hare & Co., as nominee for Signature Four Limited(2)	13,744
Hare & Co., as nominee for Signature Five Limited(2)	55,093
Bank of America Securities(2)	118,156
Bank of America Securities(2)	683,646
General Electric Capital Corporation(3)	81,527
Bank of America(3)	107,523

(1)	On March 21, 2005, we sold securities to each such person under a Securities Purchase Agreement and entered into a Registration Rights Agreement. The securities were units consisting of one share of common stock and a warrant to purchase one-tenth of a share at $4.07 per share. Units were sold for $3.72 per unit. The number of shares listed above includes the shares issuable on the exercise of the warrants. Pursuant to the Registrant Rights Agreement, we agreed to file a registration statement on Form S-1 registering the resale of the shares of common stock issued and the shares issuable on exercise of the warrants and to keep the registration statement effective until the earlier of two years and the date that all the common shares may be sold by the investors pursuant to Rule 144 promulgated under the Securities Act of 1933. The Registration Rights Agreement also provides that if we do not register for resale the common shares by September 17, 2005, then upon such failure to register the shares, we must pay each of the investors a fee equal to 1% of the aggregate purchase price paid by each such investor pursuant to the Securities Purchase Agreement for the shares of common stock then held by each such investor, and for each month after such date that the common shares are not registered, we must additionally pay each of the investors a fee equal to 1% of the aggregate purchase price paid by each such investor pursuant to the Securities Purchase Agreement for the shares of common stock then held by each such investor. Pursuant to such agreement, we filed the registration statement of which this prospectus is a part with the Securities and Exchange Commission to register for resale the shares of common stock identified in this prospectus and owned by the selling stockholders.
(2)	In May 2001, the Company signed a $35 million subordinated debt agreement (the “Hancock Agreement”) with The John Hancock Life Insurance Company and affiliated entities, including John Hancock Variable Life Insurance Company, Signature Four Limited, and Signature Five Limited (collectively “Hancock”). The Hancock Agreement required semi-annual interest only payments at 13% (subsequently increased to 15%). The Agreement specified that the entire principal balance was due April 30, 2008, with a mandatory prepayment of $17,500,000 due on April 30, 2007. There were amendments in 2003 and 2004 to capitalize certain interest payments. At the time the Hancock Agreement was executed, the Company also issued 867,891 warrants to purchase Flow common stock at $.01 per share to Hancock. In July 2004, the Company issued an additional 150,000 warrants to purchase Flow common stock at $.01 per share to Hancock, in connection with an amendment of the Hancock Agreement. Hancock sold its interest in the loans and a portion of the warrants to Bank of America Securities in December, 2004. The loan was paid off in full in the amount of $40,736,770.31 on April 28, 2005.
(3)	In 2001, the Company entered into a credit agreement with Bank of America, N.A. and other lenders (the “Senior Credit Agreement”). The Senior Credit Agreement, as amended provided for a revolving line of credit of up to $42,736,100 and a final maturity date of August 1, 2005. Interest rates under the Senior Credit Agreement were at the Bank of America’s prime rate in effect from time to time plus 4% and increased by one percentage point each quarter beginning November 1, 2004. The credit agreement as amended also required a quarterly commitment fee of 1/2 of 1% (50 basis points) of the total commitment, and issuance of 150,000 detachable $.01 warrants as a fee. The Company also paid an annual letter of credit fee equal to 5% of the amount available to be drawn under each outstanding letter of credit. In 2004, the lenders other than Bank of America transferred their interests in the loan to Bank of America, N.A., and to General Electric Capital Corporation along with 150,000 warrants. On April 28, 2005 the Senior Credit Agreement was paid off and replaced with a $30 million credit agreement with Bank of America N.A. and U.S. Bank National Association. This new short-term facility has the same expiration date as the previous facility and similar terms, except that the interest rate has been decreased from prime rate plus 6% to LIBOR plus 2.5% and the commitment is for $30 million. This new facility, however, allowed the Company to payoff its outstanding subordinated debt, which the Company did on April 28, 2005.

The number of selling shareholder warrants to which footnotes (2) and (3) apply have also been adjusted upon closing of the PIPE pursuant to the anti-dilution provisions of those warrants.

DESCRIPTION OF CAPITAL STOCK

General

The Company’s current Certificate of Incorporation provides for the authorization of 49,000,000 shares of Common Stock, plus 1,000,000 shares reserved for the issuance of shares of preferred stock with a per value of $0.01 per share. As of April 30, 2005, based on the number of shares of Common Stock currently outstanding and the number of shares eligible for issuance under all of the Company’s stock option plans and outstanding warrants, there were 39,017,439 shares of Common Stock either outstanding or reserved, leaving 9,982,561 authorized, but unissued, and unreserved shares of Common Stock available for other corporate purposes or opportunities.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our articles of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. The Company’s Board of Directors is classified into three classes, which are staggered and each of which serves a three year term. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up of us, the holders of our common stock are entitled to share rateably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

The Company has only one class of capital stock outstanding entitled to be voted at the Annual Meeting, Common Stock with voting rights.

Preferred Stock

Pursuant to our articles of incorporation, our board of directors has the authority, without action by our shareholders, to issue up to 1,000,000 shares of preferred stock. The board of directors may issue this stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up.

Antitakeover Effects of Washington Law and Certain Provisions of Our Articles of Incorporation and Our Bylaws

Washington RCW 23B.19. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an “acquiring person”) for a period of five years after the acquisition of the securities, unless the transaction of securities is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person; termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur, as long as it complies with certain “fair price” provisions of the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of us.

Vote Required for Merger. Our Articles of Incorporation require the affirmative approval of a merger, share exchange or sale of substantially all of the Corporation’s assets by 2/3 of the Corporation’s shares entitled to vote, or if separate voting groups is required then by not less than a majority of all of the votes entitled to be cast by that voting group.

Issuance of preferred stock. As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock. The preferred stock could be issued with terms calculated to delay or prevent a change in control or to make removal of management more difficult, if, for example, our board of directors designated and issued a series of preferred stock in an amount that sufficiently increased the number of outstanding shares to overcome a vote by the holders of our common stock or with rights and preferences that included special voting rights to veto a change in control, merger or similar transaction.

Preferred Share Rights Purchase Plan. On June 7, 1990 the Board of Directors of the Company adopted a Preferred Share Rights Purchase Plan, which Plan was amended and restated as of September 1, 1999. Pursuant to the Plan a Preferred Share Purchase Right (a “Right”) is attached to each share of Company common stock. The Rights will be exercisable only if a person or group acquires 10% or more of the Company’s common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of the common stock. Each Right entitles shareholders to buy one one-hundredth of a share of Series B Junior Participating Preferred Stock (the “Series B Preferred Shares”) of the Company at a price of $45. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase a number of the acquiring company’s common shares having a value equal to twice the exercise price of the Right. If a person or group acquires 10% or more of the Company’s outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to receive, upon exercise, a number of the Company’s common shares having a value equal to two times the exercise price of the Right. Following the acquisition by a person or group of 10% or more of the Company’s common stock and prior to an acquisition of 50% or more of such common stock, the Board of Directors may exchange each Right (other than Rights owned by such person or group) for one share of common stock or for one one-hundredth of a Series B Preferred Share. Prior to the acquisition by a person or group of 10% of the Company’s common stock, the Rights are redeemable, at the option of the Board, for $.0001 per Right. The Rights expire on September 1, 2009. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the earnings of the Company.

Effective October 29, 2003, Flow International Corporation amended its Preferred Share Purchase Rights Plan and the Rights issued pursuant to the Plan. The amendment modifies the definition of “Acquiring Person” to exclude certain persons who inadvertently acquire in excess of 10% of the outstanding common shares if such person enters into a standstill agreement in form and substance satisfactory to the Company and agrees to divest a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person within no more than one year from the date of such agreement.

The amended terms of the Rights are set forth in the Amendment No. 1 dated as of October 29, 2003 between Flow International Corporation and Mellon Human Resource and Investor SolutionsServices LLC (formerly ChaseMellon Shareholder Services, L.L.C.) to the Amended and Restated Rights Agreement dated as of September 1, 1999 between Flow International Corporation and Mellon Human Resource and Investor SolutionsServices LLC (formerly ChaseMellon Shareholder Services, L.L.C.). The Amended and Restated Rights Agreement is otherwise unchanged.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

LEGAL MATTERS

Preston Gates & Ellis LLP, Seattle, Washington, will pass upon the validity of the common stock offered hereby. Partners of Preston Gates & Ellis LLP hold an aggregate of 3,300 shares of our common stock.

EXPERTS

The consolidated financial statements as of April 30, 2003 and 2004, and for each of the three years in the period ended April 30, 2004 included in this prospectus have been so included in reliance on the report (which includes an emphasis of a matter paragraph relating to the expiration of the Company’s Senior Credit Facility as described in Note 1 to the financial statements and an explanatory paragraph relating to the restatement of the Company’s financial statements as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock registered pursuant to this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Flow International Corporation and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Washington, DC 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at:

Flow International Corporation

Attn: Corporate Secretary

23500 64th Avenue South

Kent, Washington 98032

(253) 850-3500

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDING JANUARY 31, 2005

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2004

All other schedules are omitted because they are not applicable or the disclosures are made in the footnotes to the consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited; in thousands, except share amounts)

	January 31, 2005	April 30, 2004
ASSETS
Current Assets:
Cash and Cash Equivalents	$12,210	$11,734
Restricted Cash	629	1,101
Receivables, Net	41,088	44,860
Inventories, Net	29,584	26,384
Deferred Income Taxes	1,017	970
Other Current Assets	8,047	5,562

Total Current Assets	92,575	90,611
Property and Equipment, Net	12,390	14,200
Patents and Other Intangible Assets, Net	14,867	14,251
Goodwill	12,017	11,260
Other Assets	4,377	4,749

	$136,226	$135,071

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Notes Payable	$4,155	$8,687
Current Portion of Long-Term Obligations	22,287	40,040
Accounts Payable	13,958	15,123
Accrued Payroll and Related Liabilities	8,246	7,734
Other Accrued Taxes	3,081	4,212
Deferred Revenue	6,163	3,028
Customer Advances	24,321	10,181
Other Accrued Liabilities	13,510	10,666

Total Current Liabilities	95,721	99,671
Long-Term Obligations, Net	45,958	38,081
Other Long-Term Liabilities	3,992	4,511

Total Liabilities	145,671	142,263

Commitments and Contingencies
Minority Interest	2,513	2,360

Shareholders’ Deficit
Series A 8% Convertible Preferred Stock—$.01 par value, 1,000,000 shares authorized, none issued	—	—
Common Stock—$.01 par value, 49,000,000 shares authorized, 15,967,662 shares outstanding at January 31, 2005 and 15,509,853 shares outstanding at April 30, 2004	160	156
Capital in Excess of Par	57,021	54,686
Accumulated Deficit	(66,080)	(59,965)
Accumulated Other Comprehensive Loss
Cumulative Translation Adjustment, net of income tax of $0 and $0	(3,237)	(4,684)
Unrealized Gains on Cash Flow Hedges, net of income tax of $69 and $99	178	255

Total Shareholders’ Deficit	(11,958)	(9,552)

	$136,226	$135,071

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited; in thousands, except per share data)

	Nine Months Ended January 31,
	2005	2004
		(restated)
Sales	$154,321	$123,253

Cost of Sales	99,557	77,870

Gross Margin	54,764	45,383

Expenses:
Sales and Marketing	23,916	19,694
Research and Engineering	6,677	8,790
General and Administrative	18,149	16,844
Restructuring	239	2,340
Financial Consulting	623	1,274

	49,604	48,942

Operating Income (Loss)	5,160	(3,559)

Interest Expense, Net	(10,632)	(9,625)
Other (Expense) Income, Net	1,064	6,816

Income (Loss) Before Provision for Income Taxes	(4,408)	(6,368)

Provision for Income Taxes	(1,707)	(2,075)

Loss Before Discontinued Operations	(6,115)	(8,443)

Discontinued Operations, Net of Tax	—	526

Net Loss	$(6,115)	$(7,917)

Basic and Diluted Loss Per Share:
Loss Before Discontinued Operations	$(.39)	$(.55)
Effect of Discontinued Operations, Net of Tax	—	03

Net Loss	$(.39)	$(.52)

Weighted Average Shares Used in Computing Basic and Diluted Loss Per Share
Basic	15,847	15,359
Diluted	15,847	15,359

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited; in thousands)

	Nine Months Ended January 31,
	2005	2004
		(restated)
Cash Flows from Operating Activities:
Net Loss	$(6,115)	$(7,917)
Adjustments to Reconcile Net Loss to Cash Provided by Operating Activities:
Depreciation and Amortization	3,954	4,817
Gain on Sale of Discontinued Operations	—	(650)
Gain on Sale of Equity Securities	—	(2,618)
Foreign Currency Gains, Net	(1,203)	(3,642)
Amortization of Debt Discount	812	662
Stock Compensation Expense	691	365
Other Non-Cash Items	(85)	866
Changes in Operating Accounts:
Receivables	5,242	4,054
Inventory	(2,201)	13,572
Other Operating Assets	(1,873)	56
Customer Advances	13,807	6,161
Accounts Payable	(1,646)	(602)
Deferred Revenue	2,945	(3,272)
Other Operating Liabilities	3,700	3,223

Cash Provided by Operating Activities	18,028	15,075

Cash Flows from Investing Activities:
Expenditures for Property and Equipment	(761)	(5,009)
Restricted Cash	972	—
Proceeds from Sale of Discontinued Operations	—	1,837
Proceeds from Sale of Equity Securities	—	3,275
Other	671	356

Cash Provided by Investing Activities	882	459

Cash Flows from Financing Activities:
(Repayments) Borrowings of Notes Payable, Net	(5,023)	2,775
Payments on Senior Credit Agreement	(48,889)	(36,975)
Borrowings on Senior Credit Agreement	31,100	21,952
Payments of Long-Term Obligations	(59)	(1,036)
Borrowings on Long-Term Obligations	4,180	156

Cash Used In Financing Activities	(18,691)	(13,128)

Effect of Changes in Exchange Rates on Cash	257	(1,082)

Increase in Cash and Cash Equivalents	476	1,324
Cash and Cash Equivalents at Beginning of Period	11,734	15,045

Cash and Cash Equivalents at End of Period	$12,210	$16,369

Supplemental Disclosure of Noncash Financing Activity
Issuance of warrants to lenders	$960	$—
Issuance of compensatory common stock on fiscal 2004 executive incentive compensation plan	$680	$—
Conversion of Interest Payable to Long-Term Obligations	$2,625	$2,625
Supplemental Disclosure of Cash Flow Information
Cash paid for interest expense	$2,897	$3,481

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

(unaudited, in thousands)

	Nine Months Ended January 31,
	2005	2004
		(restated)
Net Loss	$(6,115)	$(7,917)

Other Comprehensive Income (Loss):
Reclassification Adjustment for Sale of Equity Securities, net of income tax of $819 and $417	—	(809)
Reclassification Adjustment for Settlement of Cash Flow Hedges, net of income tax of $0, $16 and $21	42	55
Unrealized Gain (Loss) on Cash Flow Hedges, net of income tax of $129, $192, $46 and $201	(118)	516
Cumulative Translation Adjustment	1,447	(2,867)

Comprehensive Loss	$(4,744)	$(11,022)

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended January 31, 2005

(unaudited)

1.	Basis of Presentation

In the opinion of the management of Flow International Corporation (the “Company”), the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring items and accruals necessary to fairly present the financial position, results of operations and cash flows of the Company. These interim financial statements do not include all information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States, and should be read in conjunction with the April 30, 2004 consolidated financial statements included herein. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company’s financial statements. Actual results may differ from these estimates under different assumptions or conditions. Operating results for the nine months ended January 31, 2005 may not be indicative of future results.

Reclassifications

Certain fiscal 2004 amounts have been reclassified to conform to the fiscal 2005 presentation. Such reclassifications had no impact on net loss, shareholders’ deficit or cash flows as previously reported.

The reclassifications consist of a reduction in restructuring of $1,274,000 and a corresponding increase in financial consulting.

2.	Restatement

As previously reported, the Company identified errors in the Condensed Consolidated Financial Statements for the nine months ended January 31, 2004 related to the application of Statement of Financial Accounting Standards No. 52 (“FAS 52”), “Foreign Currency Translation,” to inter-company balances, reconciliation of inter-company accounts, and the preparation of the Condensed Consolidated Statements of Cash Flows. In addition, the Company has reduced its interest expense, net in the Condensed Consolidated Statements of Operations resulting from a correction in the allocation of proceeds between the subordinated debt and warrants. The Company restated its Consolidated Balance Sheet as of April 30, 2004 as described in the April 30, 2004 consolidated financial statements included herein. The following discussion relates to the restatement of the nine months ended January 31, 2004:

•	The Company has reviewed its treatment of foreign currency gains and losses on inter-company balances under FAS 52. The Company had been including such gains and losses in Accumulated Other Comprehensive Loss when translating the financial statements of foreign subsidiaries. Such gains and losses should have been reported in the Condensed Consolidated Statement of Operations because the related inter-company balances were not of a long-term investment nature. The Company has reflected appropriate adjustments in Other Income, net.

•	The Company determined that certain of its inter-company accounts were not properly reconciled. As a result, certain historical entries that were previously recorded as foreign currency translation losses in Accumulated Other Comprehensive Loss should have been recorded to Cost of Sales in the Condensed Consolidated Statement of Operations.

•	In addition, the Company has corrected the reporting in its Condensed Consolidated Statements of Cash Flows for the effects of foreign exchange rate changes on cash. The impact of this correction in treatment is to record the effects of foreign exchange rate changes in the appropriate categories in the Condensed Consolidated Statement of Cash Flows.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	The Company also determined that the allocation of proceeds received from the subordinated debt and detachable warrants in May 2001 was incorrect. The correction resulted in a reduction in debt discount of $1.9 million in May 2001 and related reductions in Interest Expense, net in the Condensed Consolidated Statements of Operations in the subsequent periods.

As a result of the matters described above, the Company has restated its condensed consolidated financial statements for the nine months ended January 31, 2004 to include the following: an increase to Cost of Sales of $238,000 for the nine months ended January 31, 2004, resulting from the Company’s review of historical inter-company reconciliations. These adjustments represent certain reconciling items that were treated as translation losses at the time of reconciliation and recorded to Accumulated Other Comprehensive Loss on the Condensed Consolidated Balance Sheet. These restatements properly reflect the transactions in Cost of Sales. In addition, the Company is restating its condensed consolidated financial statements for the nine months ended January 31, 2004 to include a gain of $4.0 million, in Other Income, net in the related to unrealized foreign currency gains. The Company had previously recorded unrealized foreign currency gains and losses from inter-company accounts to Accumulated Other Comprehensive Loss. The Company has also reduced its interest expense $151,000 for the nine months ended January 31, 2004, related to the adjustment of debt discount. In addition to the corrections, the Company has provided for appropriate tax benefits (provisions) related to the restated amounts.

The Company has restated its Condensed Consolidated Statements of Cash Flows for the nine months ended January 31, 2004 to correctly reflect the impact of exchange rate changes on cash as described above.

The following items in the Condensed Consolidated Statements of Operations and Condensed Consolidated Statement of Cash Flows have been restated as follows:

	Nine Months Ended January 31, 2004
	As previously Reported	Restated
Condensed Consolidated Statement of Operations:
Cost of Sales	$77,681	$77,919
Gross Margin	45,572	45,334
Operating Income (Loss)	(3,321)	(3,559)
Interest Expense, Net	(9,776)	(9,625)
Other Income, net	2,771	6,816
(Loss) Income Before Provision for Income Taxes	(10,326)	(6,368)
Provision for Income Taxes	(1,780)	(2,075)
Loss Before Discontinued Operations, Net of Tax	(12,106)	(8,443)
Net Loss	(11,580)	(7,917)

Loss per Share Basic and Diluted:
Loss Before Discontinued Operations	$(.78)	$(.55)
Net Loss	(.75)	(.52)

Condensed Consolidated Statement of Cash Flows:
Cash Provided by Operating Activities	$13,196	$15,075
Effect of Changes on Exchange Rates on Cash	940	(1,082)

3.	Liquidity

The Company has incurred losses since fiscal 2002. The Company has been able to satisfy its needs for working capital and capital expenditures, due in part to its ability to access adequate financing arrangements. The

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company expects that operations will continue, with the realization of assets and discharge of current liabilities in the ordinary course of business. Compliance with debt covenants in the future requires the Company to meet its operating projections, which include achieving certain revenues, costs, consistent operating margins, and working capital targets.

However, demand for the Company’s products and timing of cost reductions are difficult to project. If the Company is unable to comply with the amended debt covenants, and the lenders are unwilling to waive or amend the debt covenants or a material adverse change occurs, the senior credit facility and certain notes payable would become callable, and the Company would be required to seek alternative financing. In addition, we are operating under an amended credit agreement which expires August 1, 2005. We are in discussions with a number of potential lenders regarding a new, multi-year credit agreement extending beyond August 1, but we do not have an agreement in place and do not know what the terms of such an agreement would be. We expect that we will enter into a long term credit agreement with terms and conditions similar to our existing agreement. However, completion of a new lending agreement is not certain and if we are unable to obtain terms as favorable as we have now with respect to amounts, covenants and interest, our interest expense levels could increase and our operations and cash flows would be adversely affected. If a replacement credit facility is not obtained prior to August 1, 2005, we may be unable to pay the outstanding amounts related to the senior credit facility that are due on that date.

Subsequent to the quarter ended January 31, 2005, on March 21, 2005, the Company, in a Private Placement in Equity Securities Transaction (“PIPE Transaction”), sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of $59.5 million. A unit consists of one share of the Company’s common stock and one warrant to buy 1/10th of a share of the Company’s common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. Under terms of the PIPE Transaction, the Company is required to file an initial Form S-1 registration of the shares issued and issuable in the PIPE Transaction on or before May 20, 2005 and is required to cause the Form S-1 to go effective on or before September 17, 2005. The Company is subject to cash liquidated damages of $650,000 per month, if it fails to meet either date requirement. Under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19”), the fair value of the warrants will be reported initially as a liability due to the liquidated damages provisions until the Form S-1 which registers the shares and warrants sold in the PIPE is declared effective. Upon effectiveness of the Form S-1, the fair value of the warrants will be reclassified to the Shareholders’ Deficit section of the Consolidated Balance Sheet. The warrants have an initial valuation of $3.5 million using the Black-Scholes method, and the unregistered shares have been recorded $56.0 million, or the difference between the net proceeds and the value of the warrants. The warrants are considered a derivative financial instrument under EITF 00-19, and accordingly will be marked to fair value each quarter until this Form S-1 is declared effective. Any changes in fair value of the warrants will be recorded through the Statement of Operations. The assumptions utilized in computing the fair value of the warrants were as follows:

Contractual life	5 years
Estimated volatility	63%
Risk Free interest rate	4.34%

Because the market price of the common stock on March 21, 2005 was greater than $3.70 on the date the PIPE Transaction agreement was entered into, the Company will issue approximately 304,000 anti-dilutional warrants to current warrant holders which have a Black-Scholes value of approximately $1.1 million.

4.	Restructuring and Financial Consulting

Since May 2003, the Company has been executing a plan intended to return it to profitability through reductions in headcount, consolidation of facilities and operations, and closure or divestiture of selected operations.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes accrued restructuring activity (in thousands):

	North America Waterjet	Other Inter- national Waterjet	Food		International Press		Consolidated
	Facility Exit Costs	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Total
Balance, April 30, 2004	$139	$333	$–	$–	$244	$191	$244	$663	$90
Q1 restructuring charge	–	–	–	–	–	–	–	–	–
Q1 cash payments	(9)	(4)	–	–	(68)	(3)	(68)	(16)	(84)

Balance, July 31, 2004	130	329	–	–	176	188	176	647	823
Q2 restructuring charge	–	–	–	–	–	–	–	–	–
Q2 cash payments	(9)	(4)	–	–	(64)	(3)	(64)	(16)	(80)

Balance, October 31, 2004	121	325	–	–	112	185	112	631	743
Q3 restructuring charge	–	–	120	119	–	–	120	119	239
Q3 cash payments	(9)	(10)	(17)	(39)	(39)	(3)	(56)	(61)	(117)

Balance, January 31, 2005	$112	$315	$103	$80	$73	$182	$176	$689	$865

During the three months ended January 31, 2005, the Company closed its sales and marketing office for its Food segment and terminated two employees. In connection with this restructuring, the Company accrued lease termination costs, net of expected sublease income, of $119,000 which will be paid over two years and severance benefits of $120,000 which will be paid over the next six months.

The remaining accrued severance costs in International Press of $73,000 as of January 31, 2005 will be paid over the next six months and the remaining accrued facility exit costs for all segments other than Food of $609,000, which consist of long-term lease commitments, net of expected sublease income, will be paid primarily over the next several years.

For the nine months ended January 31, 2005 and 2004, the Company has respectively incurred $623,000 and $1.3 million of financial consulting costs.

5.	Discontinued Operations

At April 30, 2003, the Company reported one of its subsidiaries as a discontinued operation. This wholly owned subsidiary of the Company was involved in the decommissioning of oil wells. On May 16, 2003, the Company consummated the sale of the subsidiary’s assets, recording proceeds of $1.8 million and a gain on the sale of $650,000. The Company retains no future interest in the subsidiary. The Company presented the subsidiary’s results of operations as discontinued operations, net of applicable taxes, on the Condensed Consolidated Statement of Operations for the nine months ended January 31, 2004. The results of discontinued operations, for the nine months ended January 31, 2004, are summarized below:

(in thousands)	Nine Months Ended January 31, 2004
Net Sales	$0
Loss Before Tax	(124)
Net Loss	(124)

6.	Loss Per Share and Stock-Based Compensation

Basic earnings (loss) per share represents net income (loss) available to common shareholders divided by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share represents

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

net income (loss) available to common shareholders divided by the weighted average number of shares outstanding including the potentially dilutive impact of stock options and warrants, where appropriate. Potential common share equivalents of stock options and warrants are computed by the treasury stock method and are included in the denominator for computation of earnings per share if such equivalents are dilutive.

The effect of all stock options (a total of 2,121,480 and 2,193,802 at January 31, 2005 and 2004, respectively) and warrants (a total of 1,167,891 shares and 860,000 shares at January 31, 2005 and 2004, respectively) have been excluded from the diluted weighted average share denominator for the nine months ended January 31, 2005 and 2004, as their effect would be anti-dilutive.

The Company has engaged an independent third party in a Consulting Agreement effective March 1, 2003 to provide executive coaching and organizational services. In partial consideration for such services, the Company issued 25,303 unregistered shares of common stock, valued at $70,000 which was expensed during the nine months ended January 31, 2005.

As further described in Note 12, on July 28, 2004, in connection with the execution of amendments to its Senior Credit Agreement, the Company issued the senior lenders 150,000 detachable $.01 warrants as a fee. Also, in connection with the July 28, 2004 amendment of its Subordinated Debt Agreement, the Company issued the subordinated lender 150,000 detachable $.01 warrants as a fee. The 300,000 warrants have been valued at $960,000 and are being amortized to interest expense for the period from August 1, 2004 through July 31, 2005. The issuance of shares and warrants was exempt from registration under Section 4(2) of the Securities Act of 1933 because these were not transactions involving a public offering.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards No. 123 (“FAS 123”), “Accounting for Stock Based Compensation” to stock-based employee compensation. Based on the Company’s current NOL position, the tax effects on stock-based compensation items below are $0.

	Nine Months Ended January 31,
(in thousands, except per share data)	2005	2004
		(restated)
Net loss, as reported	$(6,115)	$(7,917)
Add: Employee stock-based compensation under APB 25 included in net loss, net of related tax effects	621	365
Deduct: Total employee stock-based compensation expense determined under fair value based method for all awards, net of tax related effects	(678)	(884)

Pro forma net loss	$(6,172)	$(8,436)

Loss per share—basic and diluted:
As reported	$(.39)	$(.52)
Pro forma	$(.39)	$(.55)

To determine compensation expense under FAS 123, the Company used the following assumptions:

	Fiscal 2005	Fiscal 2004
Risk-free interest rates	4.34%	3.7%
Expected lives	Six years	Six years
Expected dividend yields	0%	0%
Expected volatility	62.0%	61.1%

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the nine months ended January 31, 2005 and 2004, the Company recorded total employee non-cash compensation expense of $621,000 and $365,000, respectively, related to various compensatory arrangements which provide common stock or restricted stock units, rather than options, to the Board of Directors and executive management.

The table below presents the expense components related to the various common stock arrangements for employees and Directors for the nine months ended January 31, 2005 and 2004.

	Nine Months Ended January 31,
	2005	2004
Accrual for annual compensatory stock award to Board members	$180	$—
Executive employment and retention contracts	441	365

	$621	$365

7.	Segment Information

The Company has identified seven reportable segments. Four segments, North America Waterjet, Asia Waterjet, Other International Waterjet and Other (together known as Waterjet), utilize the Company’s released pressure technology. The remaining three segments, Food, North America Press and International Press (together known as Avure), utilize the Company’s contained pressure technology. The Waterjet operation includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation and paper industries. The Avure operation includes the Fresher Under Pressure™ food processing technology, as well as the isostatic and flexform press (“General Press”) operations. The Fresher Under Pressure technology provides food safety and quality enhancement solutions for food producers, while the General Press business manufactures systems which produce and strengthen advanced materials for the aerospace, automotive and medical industries. Segment operating results are measured by the Company’s Chief Executive Officer based on operating income (loss).

A summary of operations by reportable segment is as follows:

	Nine Months Ended January 31,
(in thousands)	2005	2004
Sales
North America Waterjet	$57,967	$42,656
Asia Waterjet	18,681	15,210
Other International Waterjet	23,686	21,155
Other*	23,802	18,838
Food	8,881	9,159
North America Press	11,215	4,784
International Press	10,089	11,451

	$154,321	$123,253

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Nine Months Ended January 31,
	2005	2004
		(restated)
Operating Income (Loss)
North America Waterjet	$1,215	$(3,806)
Asia Waterjet	4,705	4,056
Other International Waterjet	(385)	(1,970)
Other*	(469)	474
Food	(1,992)	(2,567)
North America Press	273	(66)
International Press	1,813	320

	$5,160	$(3,559)

*	The Other segment is comprised of divisions which do not make primary use of the Company’s ultrahigh-pressure water pump technology. These divisions provide automation and robotic system solutions to the automotive market.

8.	Restricted Cash

The Company maintains amounts which are restricted in a separate bank account to provide customer performance guarantees as well as vendor guarantees. At January 31, 2005 and April 30, 2004, the Company had $1.3 million and $2.2 million of cash pledged on such guarantees of which $629,000 and $1.1 million have restrictions which will lift within the next twelve months, respectively. The remaining restricted cash balances have been reported in Other Assets on the Condensed Consolidated Balance Sheets.

9.	Receivables

Receivables consist of the following:

(in thousands)	January 31, 2005	April 30, 2004
Trade Accounts Receivable	$32,657	$27,649
Unbilled Revenues	12,977	21,988

	45,634	49,637

Less Allowance for Doubtful Accounts	4,546	4,777
	$41,088	$44,860

10.	Inventories

Inventories consist of the following:

(in thousands)	January 31, 2005	April 30, 2004
Raw Materials and Parts	$16,058	$14,849
Work in Process	7,745	6,223
Finished Goods	8,270	7,811

	32,073	28,883
Less Provision for Slow-Moving and Obsolete Inventories	2,489	2,499

	$29,584	$26,384

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	Income Taxes

Due to a history of losses and uncertainty of future earnings, the Company continues to provide a full valuation allowance against its net operating losses and other net deferred tax assets, arising in all tax jurisdictions except Sweden because the realization of such assets is not more likely than not. The domestic net operating losses can be carried forward 20 years to offset domestic profits in future periods and expire in fiscal 2023 and other net operating losses do not have an expiration date.

In fiscal 2004, the Company determined it was no longer able to permanently defer foreign earnings and recorded a $1.9 million liability for withholding taxes payable on future repatriation of foreign earnings. During the nine months ended January 31, 2005, the Company repatriated $3.5 million from certain foreign subsidiaries and plans to continue to repatriate additional earnings in the future.

For the nine months ended January 31, 2005 and 2004, the tax provision consists of current expense related to operations in foreign jurisdictions which are profitable. In addition, certain operations in jurisdictions (principally Germany and the United States) reported net operating losses for which no tax benefit was recognized as it is more likely than not that such benefit will not be realized.

12.	Notes Payable and Long-Term Obligations

	January 31, 2005	April 30, 2004
Long Term Obligations:
Subordinated Debt	$44,500	$41,875
Less Original Issue Discount on Subordinated Debt	(4,260)	(5,070)

Net Subordinated Debt	40,240	36,805
Senior Credit Agreement	22,191	39,980
Term Loans Payable	5,814	1,336

	68,245	78,121
Less Current Portion	(22,287)	(40,040)

	$45,958	$38,081

Notes Payable	$4,155	$8,687

On July 28, 2004, the Company signed an amendment to its current Senior Credit Agreement (the “Amendment”). The Amendment provides for a revolving line of credit of up to $42.7 million and an extension of the credit agreement through August 1, 2005. The Company evaluated the Amendment under EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements,” and concluded that the borrowing capacity increased under the Amendment. The commitment reduces to $41.0 million at April 30, 2005. Interest rates under the Senior Credit Agreement are at Bank of America’s prime rate in effect from time to time plus 4% and increase by one percentage point each quarter beginning November 1, 2004. The Company follows EITF 86-15, “Increasing Rate Debt” when recording interest expense at a constant estimated effective rate over the term of the Senior Credit Agreement. The prime rate at January 31, 2005 was 5.25%. The Amendment also requires the issuance of 150,000 detachable $.01 warrants as a fee and a quarterly commitment fee of  1/2 of 1% (50 basis points) of the total commitment. The Amendment requires compliance with minimum EBITDA and collateral levels and provides limits for spending on research and engineering as well as limits on capital expenditures. In addition, the Company’s agreements with its senior and subordinated lenders include subjective acceleration clauses which permit the lenders to demand payment in the event of a material adverse

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

change. The Amendment also has provisions for mandatory commitment reductions in the event of a sale of assets outside the ordinary course of business or in the event of an equity financing. Commitment level reductions are based on a percentage of the cash generated by these activities net of applicable fees. The Company also pays an annual letter of credit fee equal to 5% of the amount available to be drawn under each outstanding letter of credit. The annual letter of credit fee is payable quarterly in arrears. The Company makes use of its Senior Credit Agreement to fund its operations during the course of the year. As of January 31, 2005, the Company had borrowed $22.2 million against the Senior Credit Agreement and had $13.2 million of domestic unused line of credit, net of outstanding letters of credit of $7.3 million and subject to covenant restrictions. The process whereby the Company’s current excess cash receipts directly reduce the outstanding senior credit facility balance combined with material adverse change language in the Amendment results in the balance outstanding being classified as a current liability at January 31, 2005 and April 30, 2004.

On July 28, 2004, the subordinated lenders amended the Subordinated Debt Agreement to continue to defer interest through April 30, 2005, which will total an additional $5.3 million. At January 31, 2005, $2.6 million of the $5.3 million has been deferred and included in the principal balance. All deferred payments accrue interest at the rate of 15%. In addition the subordinated lenders received 150,000 detachable $.01 warrants as an amendment fee. As of January 31, 2005, the balance outstanding under the Subordinated Debt Agreement includes principal, net of unamortized discount of $4.3 million, of $40.2 million. Half of the principal is due on each of April 30, 2007 and 2008. The debt discount is being amortized to Interest Expense over the contractual life of the Subordinated Debt. If the Subordinated Debt is paid off early, any remaining unamortized debt discount will be written off to Interest Expense.

The 300,000 warrants discussed above allow for purchase of common stock and were recorded at a total estimated fair value of approximately $960,000. The 150,000 warrants issued to the senior lenders have a five year contractual life and are exercisable at the earlier of: 1) July 31, 2005 or 2) a time when our total outstanding debt balance has been reduced to $6 million or less. The 150,000 warrants issued to the subordinated lenders are immediately exercisable and have a seven year contractual life. The estimated fair value of the warrants was determined using the Black-Scholes valuation method and the following additional assumptions: a) risk-free rate of 4.23%, b) volatility of 62.0%, c) grant date stock price of $3.21, and d) expected lives consistent with the contractual lives.

On December 6, 2004, the Company signed an additional amendment to its Senior Credit Agreement (“Additional Amendment”). The Additional Amendment increases the sub-facility for letters of credit from $5 million to $13 million.

The Senior Credit Agreement and Subordinated Debt Agreement are collateralized by a general lien on all of the Company’s assets. The Company is required to comply with certain covenants in the Senior Credit Agreement, and Subordinated Debt Agreement, including restrictions on dividends and transactions with affiliates, limitations on additional indebtedness, capital expenditures, research and engineering expenses, and maintenance of EBITDA ratios and collateral values. The Company was in compliance with all covenants in its amended credit facilities as of January 31, 2005.

The Company has three unsecured credit facilities in Taiwan with a commitment totaling 160 million New Taiwanese Dollars (US$5.0 million at January 31, 2005), bearing interest at rates ranging from 1.6% to 2% per annum. The credit facilities have maturities between 12 and 36 months and can be extended for like periods, as needed, at the bank’s option. At January 31, 2005, the balance outstanding under these credit facilities amounts to US$3.5 million, $2.3 million of which is shown under Notes Payable while the remaining $1.2 million is classified under Term Loans Payable.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has also obtained a seven-year collateralized long-term loan, expiring in 2011, in the amount of 179 million New Taiwanese Dollars (US$5.6 million at January 31, 2005) bearing interest at an annual rate of 2.6%. The loan is collateralized by the Company’s recently completed manufacturing facility. In June 2004, the Company borrowed $4.1 million against this facility and repatriated $3.5 million to the U.S. to reduce amount outstanding under the senior credit facility. The balance of $4.4 million at January 31, 2005 is included in Term Loans Payable.

The Company has an unsecured credit facility in Sweden totalling 25 million Swedish Krona (US$3.6 million at January 31, 2005), bearing interest at the rate of 4.25% per annum. At January 31, 2005, the balance outstanding amounts to US$1.8 million and is included in Notes Payable. The facility, which had an expiration date of December 2004, has been extended to December 2005 and can be extended for another 12 months at the bank’s option.

13.	Warranty Obligations

The Company’s estimated obligations for warranty are accrued concurrently with the revenue recognized. The Company makes provisions for its warranty obligations based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company’s warranty obligations, including changing product designs and specifications, the ultimate amount incurred for warranty costs could change in the near term from the current estimate.

The following table shows the fiscal 2005 year-to-date activity for the Company’s warranty accrual:

(in thousands)
Accrued warranty balance as of April 30, 2004	$1,204
Accruals for warranties on fiscal 2005 year-to-date sales	1,356
Warranty labor and materials provided fiscal 2005 year-to-date	(922)

Accrued warranty balance as of January 31, 2005	$1,638

14.	Foreign Currency

The Company’s subsidiaries have adopted the local currency of the country in which they operate as the functional currency. All assets and liabilities of these foreign subsidiaries are translated at year-end rates. Income and expense accounts of the foreign subsidiaries are translated at the average rates in effect during the year. Assets and liabilities (including inter-company accounts that are transactional in nature) of the Company which are denominated in currencies other than the functional currency of the entity are translated based on current exchange rates and gains or losses are included in the Consolidated Statement of Operations.

The following table shows the amount of net realized and unrealized foreign exchange gains (losses) included in Other Income (Expense), net, in the accompanying Consolidated Statements of Operations:

	Nine Months Ended January 31,
(in thousands)	2005	2004
Realized Foreign Exchange Gains, Net	$2,993	$842
Unrealized Foreign Exchange Gains (Losses), Net	(1,838)	3,527

	$1,155	$4,369

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	Commitments and Contingencies

At any time, the Company may be involved in certain legal proceedings in addition to the Omax matter described below. As of January 31, 2005, the Company has accrued its estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with legal counsel and is based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. The Company does not believe these proceedings will have a material adverse effect on its consolidated financial position. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in the Company’s assumptions, or the effectiveness of its strategies, related to these proceedings.

The Company has been notified by the pension plan administrator of its Swedish pension plan that it is required to fund $800,000 of its accrued but unfunded pension obligation of $2.9 million based on the financial performance of the Company. The Company funded this obligation with payments made in June 2004 and in August 2004. The remaining unfunded obligation is classified as a long term liability.

On November 18, 2004, Omax Corporation (“Omax”) filed suit against the Company alleging that the Company’s products infringe on Omax’s patents. The suit also seeks to have a specific patent held by the Company declared invalid. The Company filed its response on December 8, 2004. In its answer, the Company asserts that it does not infringe Omax’s patents and Omax’s patents are invalid and unenforceable. In its counterclaim, the Company seeks damages from Omax for violation of antitrust laws and injunctive relief and damages for infringement of the Company’s patent. Although the Omax suit seeks damages of over $100 million, the Company believes Omax’s claims are without merit and intends not only to contest Omax’s allegations of infringement but also to vigorously pursue its claims with regard to its own patent. Accordingly, the Company has not provided any loss contingency accrual related to the Omax lawsuit as of January 31, 2005. The Company will incur legal expenses as part of this lawsuit and will expense them as incurred. While an exact amount of legal fees is not known at this time, the total fees are expected to be more than $1 million over the next year to two years.

16.	New Accounting Pronouncements

In March 2004, the EITF reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than- temporary impairment models for marketable debt and equity securities accounted for under SFAS 115 and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. In September 2004, the FASB approved the issuance of FASB Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1. The adoption of this accounting principle is not expected to have a significant impact on the Company’s financial position or results of operations.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs—an Amendment of ARB No. 43, Chapter 4.” This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage, requiring these items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and will become effective for the Company beginning in May 2006. The full impact that the adoption of this statement will have on the Company’s financial position and results of operations has not yet been determined.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment (Revised 2004).” This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company’s equity instruments or liabilities that are based on the fair value of the company’s equity securities or may be settled by the issuance of these securities. SFAS 123R eliminates the ability to account for share-based compensation using APB 25 and generally requires that such transactions be accounted for using a fair value method. The provisions of this statement are effective for for the Company beginning with the first quarter of fiscal 2007. The Company has not yet determined which transition method it will use to adopt SFAS 123R. The full impact that the adoption of this statement will have on the Company’s financial position and results of operations will be determined by share-based payments granted in future periods.

17.	Other Income (Expense), net

Other Income (Expense), net consists of the following:

	Nine Months Ended January 31,
(in thousands)	2005	2004
Net realized foreign exchange gains	$2,993	$842
Net unrealized foreign exchange gains (losses)	(1,838)	3,527
Realized gain on sale of equity securities		2,618
Minority interest in joint venture	(153)	10
Other	62	(181)

Total	$1,064	$6,816

18.	Subsequent Events

On November 18, 2004, Omax Corporation (“Omax”) filed suit against the Company alleging that the Company’s products infringe on Omax’s patents. The suit also seeks to have a specific patent held by the Company declared invalid. Although the suit seeks damages of over $100 million, the Company believes Omax’s claims are without merit and intends not only to contest Omax’s allegations of infringement, but also to vigorously pursue its claims with regard to its own patent. Accordingly, the Company has not provided for any loss contingency accrual related to the Omax lawsuit as of January 31, 2005. The Company will incur legal fees as part of this lawsuit and will expense them as incurred. While an exact amount of legal fees is not known at this time, the total fees are expected to be more than $1 million over the next year to two years.

On March 21, 2005, in a Private Placement in Equity Securities Transaction (“PIPE Transaction”), we sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of $59.5 million. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. Proceeds of the PIPE were used to pay down existing debt of $59.5 million, including all of the subordinated debt. Under terms of PIPE Transaction, we are required to file an initial Form S-1 registration of the shares issued and issuable in the PIPE Transaction on or before May 20, 2005 and are required to cause the Form S-1 to go effective on or before September 17, 2005. We are subject to liquidated damages of $650,000 per month, if we fail to meet either date requirement. Under the terms of warrants previously issued to our senior and subordinated lenders, we are obligated to issue additional warrants if shares of our common stock are issued for prices less than market price. Because the market price of the common stock on March 21, 2005 was greater than $3.70 on the date the PIPE

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transaction agreement was entered into, we issued approximately 304,000 anti-dilutional warrants to our lenders in March of 2005. These warrants have a Black-Scholes value of approximately $1.1 million.

On April 28, 2005 we entered into a new senior debt agreement with Bank of America N.A. and U.S. Bank N.A. Certain other participants in the senior debt agreement did not participate in this new agreement. The agreement provides a $30 million commitment which expires August 1, 2005. This expiration date is consistent with our previous agreement. The new agreement however gives us the ability to pay off our subordinated debt in its entirety, which we did on April 28, 2005. This new senior debt agreement is very similar to the previous senior debt agreement except for the following provisions:

•	Requires the complete pay-off of subordinated debt

•	The interest rate has been reduced from prime + 6% to LIBOR + 2.5%

•	The annualized cost of Letters of Credit has been reduced from 5% to 2.5% of the face amount

•	The total commitment increased to $30 million, up from the prior debt agreement commitment level of $25.1 million.

As the expiration of this new senior debt agreement is August 1, 2005, we have begun negotiations to complete a long term senior debt agreement prior to August 1, 2005.

With authorization from the Board of Directors in September 2004, we engaged the services of Danske Markets, Inc., which is working in Europe in cooperation with CloseAssociates to assist us in the sale of our General Press operations. These businesses are comprised of the North America Press and International Press segments. As these segments do not utilize ultrahigh-pressure water pumps, they are not considered core to our business, and it is our intent to divest ourselves of these operations and use the proceeds, in part, to pay down debt. In January 2005 we began to market these segments by distributing confidential information memorandums. We have received several indications of interest for our General Press business and we have made two management presentations to potential purchasers. Detailed due diligence by one or more potential purchasers has not yet begun. There can be no assurance we will receive an offer acceptable to us for the sale of these segments. If we do divest these businesses, it is anticipated that we will enter into a manufacturing agreement providing that the purchaser will continue to provide some of the non-high pressure pump components, such as the pressure vessel, used in the Fresher Under Pressure business, which is considered part of the core UHP pump business. These segments do not meet the accounting criteria to be considered assets held for sale and accordingly the results of operations are shown as continuing operations and the related assets have not been reported as assets held for sale.

CONSOLIDATED FINANCIAL STATEMENTS

for the Year Ended April 30, 2004

All other schedules are omitted because they are not applicable or the disclosures are made in the footnotes to the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Flow International Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Flow International Corporation (“the Company”) and its subsidiaries at April 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the Company adopted the provisions of EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” effective August 1, 2003, and the provisions of FIN 46R, “Consolidation of Variable Interest Entities,” effective February 1, 2004.

As further described in Note 1, the Company’s senior credit facility expires on August 1, 2005. The Company has not obtained a replacement credit facility at May 19, 2005. If a replacement credit facility is not obtained prior to August 1, 2005, the Company may be unable to pay the outstanding amounts related to the senior credit facility that are due on that date.

As described in Note 2, the Company has restated its consolidated financial statements and financial statement schedule as of April 30, 2004 and 2003 and for each of the three years in the period ended April 30, 2004.

/s/ PRICEWATERHOUSECOOPERS LLP

Seattle, Washington

August 10, 2004, except for Note 2, as to which the date is December 16, 2004, and as to the fourth, fifth and last paragraphs of Note 1 and Note 19, as to which the date is May 19, 2005

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	April 30,
	2004	2003
	(restated)	(restated)
ASSETS:
Current Assets:
Cash and Cash Equivalents	$11,734	$15,045
Restricted Cash	1,101	—
Receivables, net	44,860	34,600
Inventories, net	26,384	40,883
Deferred Income Taxes	970	1,616
Assets of Discontinued Operations	—	1,191
Other Current Assets	5,562	7,646

Total Current Assets	90,611	100,981
Property and Equipment, net	14,200	12,987
Intangible Assets, net	14,251	13,941
Goodwill	11,260	10,737
Other Assets	4,749	9,055

	$135,071	$147,701

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY:
Current Liabilities:
Notes Payable	$8,687	$4,610
Current Portion of Long-Term Obligations	40,040	56,446
Accounts Payable	15,123	12,250
Accrued Payroll and Related Liabilities	7,734	4,512
Taxes Payable and Other Accrued Taxes	4,212	1,943
Deferred Revenue	3,028	4,803
Customer Deposits	10,181	5,159
Other Accrued Liabilities	10,666	17,967

Total Current Liabilities	99,671	107,690
Long-Term Obligations, net	38,081	29,023
Other Long-Term Liabilities	4,511	3,791

	142,263	140,504

Commitments and Contingencies

Minority Interest	2,360	2,325

Shareholders’ (Deficit) Equity:
Series A 8% Convertible Preferred Stock—$.01 par value, 1,000,000 shares authorized, none issued Common Stock—$.01 par value, 29,000,000 shares authorized, 15,509,853 shares outstanding at April 30, 2004 15,358,759 shares outstanding at April 30, 2003	156	154
Capital in Excess of Par	54,686	53,925
Accumulated Deficit	(59,965)	(48,443)
Accumulated Other Comprehensive Loss:
Cumulative Translation Adjustment, net of income tax of $0	(4,684)	(1,584)
Unrealized gain on equity securities available for sale net of income tax of $0 and $417	—	809
Unrealized Gains on Cash Flow Hedges, net of income tax of $99 and $4	255	11

Total Shareholders’ (Deficit) Equity	(9,552)	4,872

	$135,071	$147,701

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended April 30,
	2004	2003	2002
	(restated)	(restated)	(restated)
Sales	$177,609	$144,115	$176,890
Cost of Sales	112,382	108,074	109,129

Gross Margin	65,227	36,041	67,761

Operating Expenses:
Marketing	28,422	37,398	31,404
Research and Engineering	10,651	13,501	14,889
General and Administrative	23,261	23,026	17,287
Restructuring Charges	3,256	—	—
Financial Consulting Charges	1,520
Impairment Charges	—	10,815	4,296

	67,110	84,740	67,876

Operating Loss	(1,883)	(48,699)	(115)
Interest Expense	(13,171)	(11,848)	(9,247)
Interest Income	386	686	540
Other Income (Expense), net	7,817	3,000	(2,545)

Loss Before (Provision) Benefit for Income Taxes	(6,851)	(56,861)	(11,367)
(Provision) Benefit for Income Taxes	(5,197)	(12,603)	3,123

Loss Before Discontinued Operations	(12,048)	(69,464)	(8,244)
Discontinued Operations, Net of Tax	526	(523)	391

Net Loss	$(11,522)	$(69,987)	$(7,853)

Loss Per Share
Basic and Diluted
Loss Before Discontinued Operations	$(.78)	$(4.53)	$(.54)
Discontinued Operations, Net of Tax	.03	(.03)	.02

Net Loss	$(.75)	$(4.56)	$(.52)

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended April 30,
	2004	2003	2002
	(restated)	(restated)	(restated)
Cash Flows from Operating Activities:
Net Loss	$(11,522)	$(69,987)	$(7,853)
Adjustments to Reconcile Net Loss to Cash Provided by Operating Activities:
Depreciation and Amortization	6,167	10,112	6,476
Deferred Income Taxes	646	11,208	(2,617)
Minority Interest	35	79	206
Gain on Sale of Equity Securities	(2,618)	—	—
Gain on Sale of Discontinued Operations	(650)	—	—
Provision for Losses on Trade Accounts Receivable	—	4,072	96
Provision for Slow Moving and Obsolete Inventory	—	2,554	188
Tax Effect of Exercised Stock Options	—	49	124
Stock Compensation	763	235	13
Impairment Charges	—	10,815	4,296
Loss on Disposal and Write-Down of Operating Assets	1,613	8,052	1,327
Foreign Currency (Gains) Losses	(2,791)	(5,420)	270
Amortization of Debt Discount	907	801	617
Changes in Operating Assets and Liabilities:
Receivables	(8,886)	28,578	(741)
Inventories	14,812	6,231	9,000
Other Current Assets	2,135	2,622	(2,577)
Other Long-Term Assets	981	4,578	(6,530)
Accounts Payable	2,366	(1,725)	(1,850)
Accrued Payroll and Related Liabilities	3,028	(711)	(1,553)
Deferred Revenue	(2,059)	584	(226)
Customer Deposits	4,805	(4,096)	2,416
Other Accrued Liabilities and Other Accrued Taxes	1,979	3,186	4,808
Other Long-Term Liabilities	526	(1,561)	501

Cash Provided by Operating Activities	12,237	10,256	6,391

Cash Flows From Investing Activities:
Expenditures For Property and Equipment	(5,863)	(4,671)	(8,752)
Proceeds from Sale of Equity Securities	3,275	—	—
Proceeds from Sale of Discontinued Operations	1,837	—	—
Proceeds from Sale of Property and Equipment	—	2,176	—
Restricted Cash	(2,156)	—	—
Other	500	—	631

Cash Used in Investing Activities	(2,407)	(2,495)	(8,121)

Cash Flows from Financing Activities:
Borrowings (Repayments) Under Notes Payable, net is net proper	3,697	3,753	(3,447)
Payments on Senior Credit Agreement	(46,530)	(51,998)	(93,966)
Borrowings on Senior Credit Agreement	30,087	53,250	72,622
Payments of Long-Term Obligations	(1,054)	(4,877)	(8,654)
Borrowings on Long-Term Obligations	1,200	—	27,667
Proceeds from Issuance Of Warrants	—	—	7,333
Proceeds from Issuance Of Common Stock	—	428	1,631

Cash (Used in) Provided by Financing Activities	(12,600)	556	3,186

Effect of Exchange Rate Changes	(541)	(392)	(1,144)

(Decrease) Increase in Cash And Cash Equivalents	(3,311)	7,925	312
Cash and Cash Equivalents at Beginning of Period	15,045	7,120	6,808

Cash and Cash Equivalents at End of Period	$11,734	$15,045	$7,120

Supplemental Disclosures of Cash Flow Information
Cash Paid during the Year for:
Interest	$7,472	$8,161	$9,309
Income Taxes	2,940	2,179	1,395
Supplemental Disclosures of Noncash Financing Activity
Conversion of Interest Payable to Long-Term Obligations	$7,875	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

AND COMPREHENSIVE LOSS

(In thousands)

	Common Stock		Capital In Excess of Par	Retained Earnings (Accumulated Deficit) (restated)	Accumulated Other Comprehensive Loss (restated)	Total Shareholders’ Equity (Deficit) (restated)
	Shares	Par Value
Balances, April 30, 2001	15,103	$151	$44,115	$29,397	$(4,908)	$68,755
Components of Comprehensive Loss:
Net Loss				(7,853)		(7,853)
Reclassification Adjustment on Write-down of Equity Securities Available for Sale, Net of Income Tax of $0					925	925
Unrealized Loss on Cash Flow Hedges, Net of Income Tax Benefit of $4					(10)	(10)
Cumulative Translation Adjustment, Net of Income Tax of $0					136	136

Total Comprehensive Loss						(6,802)

Exercise of Stock Options	179	2	1,629			1,631
Issuance of Stock Warrants			7,333			7,333
Other			137			137

Balances, April 30, 2002	15,282	153	53,214	21,544	(3,857)	71,054
Components of Comprehensive Loss:
Net Loss				(69,987)		(69,987)
Unrealized Gain on Equity Securities Available for Sale, Net of Income Tax of $417					809	809
Unrealized Gain on Cash Flow Hedges, Net of Income Tax of $8					20	20
Cumulative Translation Adjustment, Net of Income Tax of $0					2,264	2,264

Total Comprehensive Loss						(66,894)

Exercise of Stock Options	77	1	427			428
Stock Compensation			284			284

Balances, April 30, 2003	15,359	154	53,925	(48,443)	(764)	4,872
Components of Comprehensive Loss:
Net Loss				(11,522)		(11,522)
Reclassification Adjustment for Sale of Equity Securities, Net of Income Tax of $417					(809)	(809)
Unrealized Gain on Cash Flow Hedges, Net of Income Tax of $300					771	771
Cumulative Translation Adjustment, Net of Income Tax of $0					(3,627)	(3,627)

Total Comprehensive Loss						(15,187)

Stock Compensation	151	2	761			763

Balances, April 30, 2004	15,510	$156	$54,686	$(59,965)	$(4,429)	$(9,552)

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three years ended April 30, 2004

(All tabular dollar amounts in thousands, except per share and option amounts)

Note 1—The Company and Summary of Significant Accounting Policies:

Operations and Segments

Flow International Corporation (“Flow” or the “Company”) designs, develops manufactures, markets, installs and services ultrahigh-pressure (“UHP”) water pumps and UHP water management systems. Flow’s core competency is UHP water pumps. Flow’s UHP water pumps pressurize water from 40,000 to over 100,000 pounds per square inch (psi) and are integrated with water delivery systems so that water can be used to cut or clean material or pressurize food. Flow’s products include both standard and specialized waterjet cutting and cleaning systems together with the Fresher Under Pressure® food processing technology. In addition to UHP water systems, the Company provides automation and articulation systems and isostatic and flexform press systems. The Company provides technologically-advanced, environmentally-sound solutions to the manufacturing, industrial, marine cleaning and food markets.

The Company has changed its reportable segments from fiscal 2003 to fiscal 2004 to reflect a refined approach to managing and reporting the different global operations. The Company has identified seven reportable segments. Four segments, North America Waterjet, Asia Waterjet, Other International Waterjet and Other (together known as Waterjet), utilize the Company’s released pressure technology. The remaining three segments, Food, North America Press and International Press (together known as Avure), utilize the Company’s contained pressure technology. The Waterjet operation includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation and paper industries. The Avure operation includes the Fresher Under Pressure food processing technology, as well as the isostatic and flexform press (“General Press”) operations. The Fresher Under Pressure technology provides food safety and quality enhancement solutions for food producers, while the General Press business manufactures systems which produce and strengthen advanced materials for the aerospace, automotive and medical industries. Equipment is designed, developed, and manufactured at the Company’s principal facilities in Kent, Washington, and at manufacturing facilities in Burlington, Canada; Columbus, Ohio; Hsinchu, Taiwan; Jeffersonville, Indiana; Wixom, Michigan and Västerås, Sweden. The Company markets its products to customers worldwide through its principal offices in Kent and its support offices in Argentina, Brazil, Canada, China, France, Germany, Italy, Japan, Korea, Spain, Sweden, Switzerland, Taiwan, and the United Kingdom.

Principles of Consolidation

The Consolidated Financial Statements include Flow International Corporation (“Flow” or the “Company”), and its wholly-owned subsidiaries, Flow Europe GmbH (“Flow Europe”), Foracon Maschinen und Anlagenbau GmbH & CO.KG (“Foracon”), Flow Asia Corporation (“Flow Asia”), Flow Automation Inc. (“Flow Automation”), Flow Japan Corporation (“Flow Japan”), Avure Technologies, Inc. (“Avure”), Flow Software Technologies Ltd. (“Flow Software”), Avure Technologies AB (“Avure AB”), formerly Flow Pressure Systems Västerås AB, Flow Holdings GmbH (SAGL) Limited Liability Company (“Flow Switzerland”), Spearhead Automated Systems (“Flow Robotic Systems”), Flow Latino Commercio Limitada (“Flow South America”), and a 50% owned joint venture, Flow Autoclave Systems, Inc. (“Flow Autoclave”). All significant intercompany transactions have been eliminated.

Liquidity

The Company has incurred losses since fiscal 2002. The Company has been able to satisfy its needs for working capital and capital expenditures, due in part to its ability to access adequate financing arrangements. The Company expects that operations will continue, with the realization of assets and discharge of current liabilities in the ordinary course of business. Compliance with debt covenants in the future requires the Company to meet

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

its operating projections, which include achieving certain revenues, costs, consistent operating margins, and working capital targets.

However, demand for the Company’s products and timing of cost reductions are difficult to project. If the Company is unable to comply with the amended debt covenants, and the lenders are unwilling to waive or amend the debt covenants or a material adverse change occurs, the senior credit facility and certain notes payable would become callable, and the Company would be required to seek alternative financing. In addition, we are operating under an amended credit agreement which expires August 1, 2005. We are in discussions with a number of potential lenders regarding a new, multi-year credit agreement extending beyond August 1, but we do not have an agreement in place and do not know what the terms of such an agreement would be. We expect that we will enter into a long term credit agreement with terms and conditions similar to our existing agreement. However, completion of an new lending agreement is not certain and if we are unable to obtain terms as favorable as we have now with respect to amounts, covenants and interest, our interest expense levels could increase and our operations and cash flows would be adversely affected. If a replacement credit facility is not obtained prior to August 1, 2005, we may be unable to pay the outstanding amounts related to the senior credit facility that are due on that date.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” SAB 104 requires that revenue can only be recognized when it is realized or realizable and earned. Revenue generally is realized or realizable and earned when all four of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criterion (4) is based on the Company’s judgment regarding the collectibility of those amounts. Should changes in conditions cause us to determine this criterion is not met for future transactions, revenue recognized for any reporting period could be adversely affected.

During the second quarter of fiscal 2004, the Company adopted EITF Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” on a prospective basis. EITF 00-21, which was subsequently included in SAB 104, provides guidance on how to account for arrangements that involve the delivery or performance of single or multiple products, services and/or rights to use assets. For standard systems, the Company’s multiple deliverables are: (1) the standard system and (2) the installation thereof. We recognize revenue upon shipment of the standard system at the fair value of that system. Installation revenue is recorded upon completion of the service. In some cases, systems are delivered with payment terms contingent on acceptance of installation. We will recognize revenue for those systems on installation acceptance. The adoption of EITF 00-21 did not have a significant effect on the consolidated financial statements. Revenue for consumables is recognized at the time of shipment. System sales are substantiated by signed customer contracts which quote a fixed price. Revenue related to the installation portion of a system sale is recognized when the service has been rendered. Collectibility of accounts is reasonably assured at the time of sale.

For non-standard and long lead time systems, including the Avure operation, the Company recognizes revenues using the percentage of completion method in accordance with Statement of Position 81-1 (SOP 81-1), “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Typical lead times for non-standard systems can range from six to 18 months. The Company uses the cost to cost method, measuring the costs incurred on a project at a specified date, as compared to the estimated total cost of the project. As manufacturing costs are incurred, a corresponding amount of unbilled revenue is recorded. The balance is reclassified to trade accounts receivable when a milestone is achieved and a customer billing is issued. The balance of trade accounts receivables and unbilled revenues will therefore vary based on the timing of completion on non-standard systems as well as the timing of the related billings to the respective customers.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cost of Sales

Cost of sales includes direct and indirect costs associated with the manufacture, installation and service of its systems and consumable parts sales. Direct costs include material and labor, while indirect costs include, but are not limited to, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs of our distribution network.

Cash Equivalents

The Company considers highly liquid short-term investments with original or remaining maturities from the date of purchase of three months or less, if any, to be cash equivalents. The Company’s cash consists of demand deposits in large financial institutions. At times, balances may exceed federally insured limits.

Inventories

Inventories are stated at the lower of cost, determined by using the first-in, first-out method, or market. Costs included in inventories consist of materials, labor and manufacturing overhead, which are related to the purchase or production of inventories.

Property and Equipment

Property and equipment are stated at the lower of cost or net realizable value. Additions, leasehold improvements and major replacements are capitalized. When assets are sold, retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets, which range from three to eleven years for machinery and equipment; three to nine years for furniture and fixtures and 19 years for buildings. Leasehold improvements are amortized over the shorter of the related lease term, or the life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets and Goodwill

Effective May 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 141 (“FAS 141”), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets.” FAS 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangibles in a business combination be recognized as assets separate from goodwill. In accordance with FAS 142, the Company amortizes identified definite-lived intangible assets over their expected useful lives and does not amortize goodwill. At least once per year, the Company will compare the fair value of its reporting units, and, if necessary, the implied fair value of goodwill, with the corresponding carrying values. If necessary, the Company will record an impairment charge for any shortfall. The Company determines the fair value of its reporting units using a discounted cash flow model. If certain criteria are satisfied, the Company may also carry forward the fair value valuation from the prior year. In accordance with FAS 142, the Company conducted its annual impairment review of goodwill at April 30, 2004, which did not result in any impairment charges.

Intangible assets consist of acquired and internally developed patents and are amortized on a straight-line basis over the shorter of fifteen years, or the estimated remaining life of the patent. The total carrying amount of intangible assets was $26,100,000 and $24,351,000 at April 30, 2004 and 2003, respectively. Accumulated amortization was $11,849,000 and $10,410,000 at April 30, 2004 and 2003, respectively.

Aggregate amortization expense for the year ended April 30, 2004, 2003 and 2002 amounted to $1,439,000, $1,611,000, and $933,000, respectively. The estimated annual amortization expense is $1,100,000 for each year through April 30, 2008.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal 2003, the Company conducted an interim detailed review of the carrying value of its goodwill. FAS 142 requires a company to perform impairment testing when certain “triggering” events affecting a business unit have occurred. The triggering events were the expectation of sale or full or partial disposal of certain Flow divisions and the continuing deterioration of the economic climate. The Company’s review resulted in impairment charges of $7.1 million during the quarter ended January 31, 2003. The impairment resulted primarily from continued weakness in the automotive industry, as well as poor performance at the Company’s European operations. The fair value of those reporting units and the estimated fair value of goodwill was estimated using the expected present value of future cash flows. During the year ended April 30, 2002, the Company recorded a $4.3 million goodwill impairment charge, resulting from weakness in the automotive industry.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standard No. 144 (“FAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amounts of assets may not be recoverable. The carrying value of long-lived assets is assessed for impairment by evaluating operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the fair value, which the Company determines as the sum of the expected future net cash flows, is less than carrying value. Accordingly, actual results could vary significantly from such estimates. The Company’s review resulted in no impairment charges during the year ended April 30, 2004 and 2002 and charges of $3.7 million during the year ended April 30, 2003.

Fair Value of Financial Instruments

The carrying amount of all financial instruments on the balance sheet as of April 30, 2004 and 2003 approximates fair value. The carrying value of variable-rate long-term obligations and notes payable approximates the fair value because interest rates reflect current market conditions. Estimated fair value of the subordinated debt is $41.9 million at April 30, 2004.

Concentration of Credit Risk

In countries or industries where the Company is exposed to significant credit risk, sufficient collateral, including cash deposits and/or letters of credit, is required prior to the completion of a transaction. The Company does not believe there is a material credit risk beyond that provided for in the consolidated financial statements in the ordinary course of business. The Company makes use of foreign exchange contracts to cover some transactions denominated in foreign currencies, and does not believe there is an associated material credit or financial statement risk.

Warranty Liability

Products are warranted to be free from material defects for a period of one year from the date of installation. Warranty obligations are limited to the repair or replacement of products. The Company’s warranty accrual is reviewed quarterly by management for adequacy based upon recent shipments and historical warranty experience. Credit is issued for product returns upon receipt of the returned goods, or, if material, at the time of notification and approval.

Product Liability

The Company is obligated under terms of its product liability insurance contracts to pay all costs up to deductible amounts. These costs are reported in general and administrative expenses and include insurance, investigation and legal defense costs. Legal settlements, if any, are also reported in general and administrative expenses.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

Minority Interest in Joint Venture

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” as revised in December 2003 by FIN 46R. The new rule requires that companies consolidate a variable interest entity (“VIE”) if the company is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the entity’s residual returns or both. Based upon the Company’s analysis, the Company is associated with one VIE, Flow Autoclave, and has determined that it is the primary beneficiary and should, therefore, continue to include the VIE in its consolidated financial statements. Flow Autoclave is a joint venture with an unrelated third party and is involved with the domestic sales of the Company’s general press technology. Flow Autoclave’s sales to third party customers were less than 8% of the Company’s consolidated sales for the years ended April 30, 2004, 2003 and 2002. None of Flow Autoclave’s assets are collateralized on behalf of its obligations and the general creditors of Flow Autoclave do not have any recourse to the Company. The Company includes income or expense associated with the minority interest in its joint venture as part of Other Income (Expense), net in the accompanying Consolidated Statements of Operations. The implementation of FIN 46R in the fourth fiscal quarter of 2004 had no effect on the consolidated financial statements.

Foreign Currency Translation

The Company’s subsidiaries have adopted the local currency of the country in which they operate as the functional currency. All assets and liabilities of these foreign subsidiaries are translated at year-end rates. Income and expense accounts of the foreign subsidiaries are translated at the average rates in effect during the year. Adjustments resulting from the translation of the investments in Flow Asia, Flow Automation, Flow Europe, Foracon, Flow Japan, Flow South America, and Avure AB financial statements are recorded in the Accumulated Other Comprehensive Loss account in the Shareholders’ (Deficit) Equity section of the accompanying Consolidated Balance Sheets.

Assets and liabilities (including inter-company accounts that are transactional in nature) of the Company which are denominated in currencies other than the functional currency of the entity are translated based on current exchange rates and gains or losses are included in the Consolidated Statement of Operations. For the years ended April 30, 2004, 2003 and 2002, a net realized and unrealized foreign exchange gain (loss) of $5.0 million, $3.2 million, and ($274,000), respectively, is included in Other Income (Expense), net, in the accompanying Consolidated Statements of Operations.

Basic and Diluted Loss Per Share

Basic loss per share represents net loss available to common shareholders divided by the weighted average number of shares outstanding during the period. Diluted loss per share represents net loss available to common shareholders divided by the weighted average number of shares outstanding including the potentially dilutive impact of stock options, where appropriate. Common stock equivalents include stock options and warrants. Potential common share equivalents of stock options and warrants are computed by the treasury stock method and are included in the denominator for computation of earnings per share if such equivalents are dilutive.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the computation of basic and diluted loss per share for the years ended April 30, 2004, 2003 and 2002:

	Year Ended April 30,
	2004	2003	2002
	(restated)	(restated)	(restated)
Numerator:
Net loss	$(11,522)	$(69,987)	$(7,853)

Denominator:
Denominator for basic loss per share—weighted average shares	15,415	15,348	15,234
Dilutive potential common shares from employee stock options	—	—	—
Dilutive potential common shares from warrants	—	—	—

Denominator for diluted loss per share—weighted average shares and assumed conversions	15,415	15,348	15,234

Basic and diluted loss earnings per share	$(0.75)	$(4.56)	$(0.52)

There were 2,089,412, 2,500,682 and 3,262,185 of potentially dilutive common shares from employee stock options and 860,000, 860,000 and 789,000 of potentially dilutive shares from warrants which have been excluded from the diluted weighted average share denominator for fiscal 2004, 2003 and 2002, respectively, as their effect would be anti-dilutive.

Stock-Based Compensation

At April 30, 2004, the Company has three stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” and related interpretations. No stock-based employee compensation cost is reflected in the Company’s net loss to the extent options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of grant. Awards under the Company’s plans typically vest over two years. Therefore, the cost related to stock-based employee compensation included in the determination of net loss for the three years ended April 30, 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective of Financial Accounting Standards No. 123 (“FAS 123”), “Accounting for Stock Based Compensation.” The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year Ended April 30:
	2004	2003	2002
	(restated)	(restated)	(restated)
Net loss, as reported	$(11,522)	$(69,987)	$(7,853)
Add: Stock compensation included in net loss, net of related tax effects	504	155	9
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax related effects	(878)	(414)	(1,969)

Pro forma net loss	$(11,896)	$(70,246)	$(9,813)

Loss per share—basic and diluted:
As reported	$(0.75)	$(4.56)	$(0.52)
Pro forma	$(0.77)	$(4.58)	$(0.64)

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates that are susceptible to significant change in the near term are the percentage of completion estimates and the adequacy of the allowance for obsolete inventory, warranty obligations, doubtful accounts receivable, and deferred tax assets.

Reclassifications

Certain fiscal 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation. These reclassifications had no effect on previously reported net loss or cash flows.

These reclassifications were as follows:

(In Thousands)	Fiscal 2003	Fiscal 2002
Increase to other (expense) income, net	$2,042	$227

Increase to sales and marketing expense	1,218	—
Increase to general and administrative expense	824	227

	$2,042	$227

In addition $1,520,000 of financial consulting costs were reclassified from restructuring to a separate line item in fiscal 2004.

Note 2—Restatement:

The Company has identified errors in the Consolidated Financial Statements related to the application of Statement of Financial Accounting Standards No. 52 (“FAS 52”), “Foreign Currency Translation,” to inter-company balances, reconciliation of inter-company accounts, the provision for income taxes in the fiscal year 2003 financial statements, the preparation of the Consolidated Statements of Cash Flows and the classification of certain current and long-term debt balances.

•	The Company has reviewed its treatment of foreign currency gains and losses on inter-company balances under FAS 52. The Company had been including such gains and losses in Accumulated Other Comprehensive Loss when translating the financial statements of foreign subsidiaries. Such gains and losses should have been reported in the Consolidated Statement of Operations because the related inter-company balances were not of a long-term investment nature. The Company has reflected the appropriate adjustments in Other Income (Expense) net.

•	The Company determined that certain of its inter-company accounts were not properly reconciled. As a result, certain historical entries that were previously recorded as foreign currency translation losses in Accumulated Other Comprehensive Loss should have been recorded to Cost of Sales and Provision for Income Taxes in the Consolidated Statement of Operations.

•	In addition, the Company has corrected the reporting in its Consolidated Statements of Cash Flows for the effects of foreign exchange rate changes on cash for each of the three years in the period ended April 30, 2004. The impact of this correction in treatment is to record the effects of foreign exchange rate changes in the appropriate categories in the Consolidated Statement of Cash Flows.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	The Company also determined that the allocation of proceeds received from the subordinated debt and detachable warrants in May 2001 was incorrect. The original accounting resulted in an over allocation of value to the warrants. The correction resulted in a reduction in debt discount of $1.9 million and related reductions in Interest Expense, net in the Consolidated Statements of Operations in the subsequent periods. The effect on the Consolidated Balance Sheets is an increase in Long-Term Obligations, net and corresponding reduction in Capital in Excess of Par.

•	The Consolidated Balance Sheets as of April 30, 2004 and 2003 also reflect a revision in classification, from long-term to current liabilities, related to the Company’s senior credit facility of $40.0 million and $56.4 million, respectively, and a $1.2 million reclassification from Notes Payable to Long-Term Obligations, net related to a note payable that was improperly included in current liabilities as of April 30, 2004. The revision in classification of the Company’s senior credit facility has been made because of the existence of a subjective acceleration clause in the credit agreement and the use of current cash receipts to directly reduce the liability. The reclassification of notes payable had not previously been made because its effect was considered immaterial.

As a result of the matters described above, the Company is restating its fiscal 2004, 2003 and 2002 financial statements to include charges to Cost of Sales of $412,000, $0 and $1.3 million, respectively, as well as a $3.7 million charge to Provision for Income Taxes in fiscal 2003. These entries result from the Company’s review of historical inter-company reconciliations of which on a limited basis were not completed appropriately. The adjustments above represent certain reconciling items that were treated as translation gains and losses at the time of reconciliation and recorded to Accumulated Other Comprehensive Loss on the Consolidated Balance Sheet. This restatement properly reflects the transactions in Cost of Sales and Provision for Income Taxes. In addition, the Company is restating its fiscal 2004, 2003 and 2002 financial statements to include in Other Income (Expense), net in the Consolidated Statement of Operations a $3.4 million gain, $5.3 million gain and $.5 million loss, respectively. The Company had previously recorded unrealized foreign currency gains and losses from inter-company accounts to Accumulated Other Comprehensive Loss on the Consolidated Balance Sheets. Retained Earnings at May 1, 2001 has been reduced by $5.8 million net of taxes to adjust for the correction of inter-company reconciliations and corrections on the amounts of translation gains or losses in prior years. In addition to these corrections, the Company has provided for appropriate tax benefits (provisions) related to the restated amounts.

The Company has restated its Consolidated Statements of Cash Flows for the year ending April 30, 2004, 2003 and 2002 to correctly reflect the impact of exchange rate changes on cash as described above.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Balance Sheets have been restated as follows:

	Year Ended April 30,
	2004		2003		2002
	As previously reported	Restated	As previously reported	Restated	As previously reported	Restated
Consolidated Statement of Operations:
Cost of Sales	$111,970	$112,382	*	*	$107,819	$109,129
Gross Margin	65,639	65,227	*	*	69,071	67,761
Operating (Loss) Income	(1,471)	(1,883)	*	*	1,422	115
Interest Expense, net	(12,995)	(12,785)	(11,319)	(11,162)	(8,823)	(8,707)
Other Income (Expense), net	4,413	7,817	(4,333)	3,000	(2,276)	(2,545)
Loss Before Provision for Income Taxes	(10,053)	(6,851)	(62,309)	(56,861)	(9,677)	(11,367)
(Provision) Benefit for Income Taxes	(5,099)	(5,197)	(7,180)	(12,603)	3,290	3,123
Loss Before Discontinued Operations, Net of Tax	(15,152)	(12,048)	(69,489)	(69,464)	(6,387)	(8,244)
Net Loss	(14,626)	(11,522)	(70,012)	(69,987)	(5,996)	(7,853)

Loss per Share:
Basic and Diluted
Loss Before Discontinued Operations	(.98)	(.78)	*	*	(.42)	(.54)
Net Loss	(.95)	(.75)	*	*	(.39)	(.52)
Consolidated Statement of Cash Flows:
Cash Provided by Operating Activities	12,331	12,237	8,400	10,256	6,851	6,391
Cash Used in Investing Activities	*	*	*	*	(8,055)	(8,121)
Effect of Exchange Rate Changes	(635)	(541)	1,464	(392)	(1,670)	(1,144)

	As of April 30, 2004		As of April 30, 2003
	As previously reported	Restated	As previously reported	Restated
Consolidated Balance Sheets:
Restricted Cash	2,156	1,101	*	*
Deferred Income Taxes	536	970	957	1,616
Other Current Assets	5,606	5,562	7,464	7,646
Total Current Assets	91,276	90,611	100,140	100,981
Goodwill	10,664	11,260	10,141	10,737
Other Assets	3,694	4,749	*	*
Total Assets	134,085	135,071	146,264	147,701
Notes Payable	9,887	8,687	*	*
Current Portion of Long-Term Obligations	60	40,040	23	56,446
Taxes Payable and Other Accrued Taxes	*	*	1,590	1,943
Total Current Liabilities	60,891	99,671	50,914	107,690
Long-Term Obligations	75,400	38,081	83,775	29,023
Total Liabilities	140,802	142,263	138,480	140,504
Capital in Excess of Par	56,629	54,686	55,869	53,925
(Accumulated Deficit) Retained Earnings	(55,432)	(59,965)	(40,806)	(48,443)
Accumulated Other Comprehensive Loss	(10,431)	(4,429)	(9,758)	(764)
Total Shareholders’ (Deficit) Equity	(9,077)	(9,552)	5,459	4,872
Total Liabilities and Shareholder’s (Deficit) Equity	134,085	135,071	146,264	147,701

*	The restatements described above did not result in a restatement of this line item in this fiscal year in the Company’s previously reported financial statements.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Warranty Obligations:

The Company’s obligations for warranty are accrued concurrently with the revenue recognized. The Company makes provisions for its warranty obligations based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company’s warranty obligations, including changing product designs and specifications, the ultimate amount incurred for warranty costs could change in the near term from the current estimate.

The following table shows the fiscal 2004 and 2003 activity for the Company’s warranty accrual:

Accrued warranty balance as of April 30, 2002	$552
Accruals for warranties on fiscal 2003 sales	1,262
Accruals related to pre-existing warranties (including changes in estimates)	495
Warranty labor and materials provided in fiscal 2003	(1,236)

Accrued warranty balance as of April 30, 2003	1,073
Accruals for warranties on fiscal 2004 sales	1,258
Warranty labor and materials provided in fiscal 2004	(1,127)

Accrued warranty balance as of April 30, 2004	$1,204

Note 4—Derivative Financial Instruments:

Effective May 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Company uses derivative instruments to manage exposures to foreign currency risks. The Company’s objective for holding derivatives is to minimize foreign currency fluctuation risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not enter into speculative hedges. Counterparties to the Company’s derivative financial instruments are credit worthy major financial institutions. The Company has not experienced any losses due to counterparty default.

Certain forecasted transactions and assets are exposed to foreign currency risk. The Company monitors its foreign currency exposures regularly to maximize the overall effectiveness of its foreign currency hedge positions. The currency hedged is the Swedish Krona. As of April 30, 2004, the Company had $354,000 of net pre-tax unrealized gains on foreign currency cash flow hedges of which $382,000 is expected to be realized into earnings over the next 12 months when the associated transactions are recorded as revenue. The actual amounts realized will vary based on future changes in foreign currency rates. The fair value of the forward exchange contracts is estimated by obtaining market rates from selected financial institutions.

The total notional amount of the forward exchange contracts at April 30, 2004 is $18.3 million and these expire at various times through June 2005. The total notional amount of the forward exchange contracts at April 30, 2003 was $1.3 million and these expired at various times through April 2004.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hedge ineffectiveness, determined in accordance with FAS 133, had no impact on earnings for the years ended April 30, 2004 and 2003. No fair value hedges or cash flow hedges were derecognized or discontinued for the years ended April 30, 2004 and 2003.

Derivative gains and losses included in Other Comprehensive Loss (OCL) are reclassified into earnings each period as the related transactions are recognized into earnings. During the three years ended April 30, 2004, the amount transferred from OCL to Other Income (Expense), net, was not significant.

Note 5—Investments and Related Parties:

In August 1992, the Company entered into a stock purchase agreement with Phenix and contributed cash and certain equipment valued at cost. This investment was accounted for under the cost method. At April 30, 2002, the Company wrote off its entire $484,000 investment as Phenix was in bankruptcy and the Company believed its investment was not recoverable and the assessment has not changed since. This write-down was included in Other Income (Expense), net.

In January 2004, the Company sold its investment in marketable securities of WGI Heavy Minerals for $3.3 million and realized a gain of $2.6 million on the transaction which is reflected in Other Income (Expense), net on the Consolidated Statement of Operations for the year ended April 30, 2004. All proceeds were used to pay down outstanding borrowings and permanently reduce the available borrowing capacity of the senior credit facility. In addition, the Company relinquished its seat on the Board of Directors of WGI Heavy Minerals. This investment was originally made to secure a long-term relationship with the Company’s supplier of its high quality garnet. Garnet is sold by the Company as a consumable used in abrasivejet cutting. All transactions with WGI Heavy Minerals were conducted on an arms-length basis at the then current market prices for garnet.

As of April 30, 2003, the value of the WGI investment was as follows:

April 30, 2003
Aggregate Fair Value	$1,858
Unrealized Gain, Net of Tax	809
Tax Component	392

In fiscal 2002, the Company reported in Other Expense, net a pre-tax charge of $843,000 related to the other than temporary impairment of the investment in WGI Heavy Minerals as the stock price had decreased and remained below cost for a period exceeding six months.

Arlen I. Prentice, a director, is Chief Executive Officer of Kibble & Prentice, Inc., a company that, together with its wholly owned subsidiary, provides insurance brokerage and employee benefits, administrative and consulting services to the Company. Commission payments by the Company to Kibble & Prentice, Inc. and such subsidiary for such services have totaled $228,000, $209,000 and $140,000 for the fiscal years ended April 2004, 2003 and 2002, respectively. Such payments were for various categories of insurance and included both the brokerage commissions and the premiums that Kibble passes on to the underwriter. Mr. Prentice abstains from participating in the approval of matters where he may have a conflict of interest

Note 6—Receivables:

Receivables are recorded at the invoiced amount and most do not bear interest. For certain customers, the Company accepts an interest-bearing note receivable as payment. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses on existing receivables. The Company

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determines the allowance based on historical write-off experience and current economic data. The allowance for doubtful accounts is reviewed quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged against the allowance when the Company determines that it is probable the receivable will not be recovered. For notes receivable, the Company monitors the customers’ payment performance when evaluating the collectibility of the note, as well as whether or not to continue accruing interest income. The Company does not have any off-balance-sheet credit exposure related to our customers.

Receivables consist of the following:

	April 30,
	2004	2003
Trade Accounts Receivable	$27,649	$31,107
Unbilled Revenues	21,988	8,512

	49,637	39,619
Less Allowance for Doubtful Accounts	4,777	5,019

	$44,860	$34,600

Unbilled revenues do not contain any amounts which are expected to be collected after one year.

Note 7—Inventories:

Inventories consist of the following:

	April 30,
	2004	2003
Raw Materials and Parts	$14,849	$22,658
Work in Process	6,223	10,859
Finished Goods	7,811	11,702

	28,883	45,219
Less Provision for Slow-Moving and Obsolete Inventories	2,499	4,336

	$26,384	$40,883

Note 8—Property and Equipment:

Property and Equipment are as follows:

	April 30,
	2004	2003
Land and Buildings	$5,881	$300
Machinery and Equipment	34,368	32,150
Furniture and Fixtures	4,839	3,799
Leasehold Improvements	7,531	7,883
Construction in Progress	362	2,987

	52,981	47,119
Less Accumulated Depreciation and Amortization	38,781	34,132

	$14,200	$12,987

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended April 30, 2004, 2003 and 2002, the Company capitalized interest of $8,000, $115,000, and $184,000 respectively.

In accordance with FAS 144, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amounts of assets may not be recoverable. The carrying value of long-lived assets are assessed for impairment by evaluating future operating performance and expected undiscounted cash flows of the underlying assets. Adjustments are made if the estimated fair value is less than carrying value. Accordingly, actual results could vary significantly from such estimates. The Company’s review resulted in no impairment charges during the years ended April 30, 2004 and 2002 and charges of $3.7 million during the quarter ended April 30, 2003 related to the Avure operation.

Note 9—Long-Term Obligations, Notes Payable and Liquidity:

Long-term obligations and notes payable are as follows:

	April 30,
	2004	2003
Subordinated Debt	41,875	35,000
Less Original Issue Discount on Subordinated Debt	(5,070)	(5,977)

Net Subordinated Debt	36,805	29,023
Credit Agreement	39,980	56,423
Term Loans Payable	1,336	23

	78,121	85,469
Less Current Portion	(40,040)	(56,446)

	$38,081	$29,023

Notes Payable	$8,687	$4,610

On July 28, 2004, the Company signed an amendment to its current credit agreement (the “Amendment”). The Amendment provides for a revolving line of credit of up to $42.7 million and an extension of the credit agreement through August 1, 2005. The commitment reduces to $41.0 million at April 30, 2005. Interest rates under the credit facility are at the Bank of America’s prime rate in effect from time to time plus 4% and increase by one percentage point each quarter beginning November 1, 2004. The prime rate at April 30, 2004 was 4.00%. The Amendment also requires a quarterly commitment fee of  1/2 of 1% (50 basis points) of the total commitment, and issuance of 150,000 detachable $.01 warrants as a fee. In addition, the Amendment requires compliance with minimum EBITDA and collateral levels and provides limits for spending on research & engineering as well as limits on capital expenditures. The Amendment also has provisions for mandatory commitment reductions in the event of a sale of assets outside the ordinary course of business or in the event of an equity financing. Commitment level reductions are based on a percentage of the cash generated by these activities net of applicable fees. The Company also pays an annual letter of credit fee equal to 5% of the amount available to be drawn under each outstanding letter of credit. The annual letter of credit fee is payable quarterly in arrears. The Company makes use of its credit facility to fund its operations during the course of the year. In fiscal 2004, the Company borrowed an aggregate of $30.0 million on the credit facility while repaying $46.5 million. In fiscal 2003 and 2002, the Company borrowed an aggregate of $53.2 million and $70.5 million, respectively, on the credit facility while repaying $52.0 million and $94.0 million, respectively. As of April 30, 2004, the Company had $2.8 million of domestic unused line of credit, subject to covenant restrictions. For recent developments on the Credit Agreement, see Note 19. The process whereby the Company’s current excess cash receipts directly reduce the

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

outstanding senior credit facility balance combined with material adverse change language discussed below, results in the balance outstanding being classified as a current liability.

In May 2001, the Company signed a $35 million subordinated debt agreement with The John Hancock Life Insurance Company and affiliated entities (“Hancock”). The agreement as previously amended requires semi-annual interest only payments at 15% and two equal principal payments due on April 30, 2007, and April 30, 2008. In addition, the Company issued 859,523 warrants to purchase Flow common stock at $.01 per share to Hancock. The value of the warrants relative to the total value of the transaction was 21% or $7.3 million which was recorded to Capital in Excess of Par. Accordingly, the value assigned to the warrants results in a discount to the carrying value of the Long-Term Obligations in the accompanying Consolidated Balance Sheets. The debt discount is amortized over the term of the debt by the effective interest method and the fully vested warrants expire on April 30, 2008. The unamortized discount balance is $5.1 million and $6.0 million at April 30, 2004 and 2003, respectively. As of April 30, 2003, Hancock had agreed to capitalize required semi-annual interest payments, beginning with April 30, 2003, until April 30, 2004, which total $6.9 million. On July 28, 2004, Hancock amended the agreement to continue to capitalize interest through April 30, 2005, which totals an additional $5.3 million. All deferred and capitalized payments accrue interest at the rate of 15%. In addition Hancock received 150,000 detachable $.01 warrants as a fee. For recent developments on the Hancock Agreement, see Note 19.

Both senior and subordinated credit facilities require payment of significant additional fees if certain reductions in outstanding debt levels do not occur. The credit agreement and subordinated debt agreement are collateralized by a general lien on all of the Company’s assets. In addition, the agreements with the Company’s senior and subordinated lenders include subjective acceleration clauses which permit the lenders to demand payment on the determination of a material adverse change in the business. The Company is required to comply with certain covenants relating to the credit agreement, and subordinated debt agreement, including restrictions on dividends and transactions with affiliates, limitations on additional indebtedness, capital expenditures, research and engineering expenses, and maintenance of EBITDA ratios and collateral values. The Company was in compliance with all covenants during fiscal 2004.

The Company has been able to satisfy its needs for working capital and capital expenditures, due in part to its ability to access adequate financing arrangements. The Company expects that operations will continue, with the realization of assets and discharge of liabilities in the ordinary course of business. Compliance with amended future debt covenants for the credit agreement and the subordinated debt agreement requires the Company to meet its operating projections, which include achieving certain revenues and consistent operating margins. If the Company is unable to comply with the amended debt covenants or the subjective acceleration clause is asserted and the Company’s lenders are unwilling to waive or amend the debt covenants, amounts owed under the Company’s credit agreement and subordinated debt agreement would become current, and the Company would be required to seek alternative financing. Alternative sources of financing may not be available if required or, if available, may not be on terms satisfactory to the Company. If the Company is unable to obtain alternative financing on satisfactory terms, it could have a material adverse effect on the Company’s business, and the Company may be required to curtail capital spending, further reduce expenses and otherwise modify its planned operations.

The Company has accessed its three unsecured credit facilities in Flow Asia to fund the construction of its new manufacturing facility. The total availability under these facilities is 160 million New Taiwanese Dollars ($4.8 million) and the facilities bear interest ranging from 1.6% to 2%. The credit facilities have maturities of between 12 and 36 months and can be extended for like periods, as needed, at the bank’s option. At April 30, 2004, $3.6 million is outstanding. Notes Payable includes $2.4 million of the balance with the remaining $1.2 million included in Term Loans Payable within Long-Term Obligations.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes Payable also include a $6.6 million (50 million Swedish Krona) Avure AB line of credit which is collateralized by trade accounts receivable and inventory, at an interest rate of Swedish prime (3.4% at April 30, 2004) plus 0.75%. The line of credit expires annually on December 31 and is renewable in yearly increments at the bank’s option. As of April 30, 2004, Avure AB has approximately $0.3 million available under this credit facility and had borrowed $6.3 million.

Principal payments under all debt obligations for the next four years are as follows: $8,747,000 in 2005, $40,035,000 in 2006, $22,158,000 in 2007 and $20,938,000 in 2008. There are no principal payments due subsequent to 2008. These amounts report the contractual due dates of all debt obligations.

Note 10—Income Taxes:

The components of consolidated (loss) income before income taxes and the provision (benefit) for income taxes are as follows:

	Year Ended April 30,
	2004	2003	2002
(Loss) Income Before Provision (Benefit) for Income Taxes:
Domestic	$(16,910)	$(35,166)	$(10,564)
Foreign	10,059	(21,695)	(803)

Total	$(6,851)	$(56,861)	$(11,367)

The provision (benefit) for income taxes comprises:

	Year Ended April 30,
	2004	2003	2002
		(restated)	(restated)
Current:
Domestic	$121	$—	$(2,155)
State and Local	87	68	139
Foreign	4,343	1,327	1,510

Total	4,551	1,395	(506)
Deferred	646	11,208	(2,617)

Total	$5,197	$12,603	$(3,123)

Net deferred tax assets (liabilities) comprise the following:

	April 30, 2004	April 30, 2003
Current:
Accounts receivable allowances	$331	$297
Inventory capitalization	103	288
Obsolete inventory	613	718
Vacation accrual	262	226
Net operating loss carryover	537	957
Unrealized loss	433	720
Business tax credits	193	269

Subtotal	2,472	3,475
Valuation allowance	(1,502)	(1,859)

Total Current Deferred Taxes	970	1,616

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	April 30, 2004	April 30, 2003
Long-term:
Fixed assets	520	1,727
Net operating loss carryover	19,369	19,769
Goodwill	554	733
State and foreign taxes	(491)	(491)
AMT credits	564	564
Unrealized loss	—	287
All other	1,909	1,320

Subtotal	22,425	23,909
Valuation allowance	(22,425)	(23,909)

Total Long-Term Deferred Taxes	—	—

Total Net Deferred Tax Assets	$970	$1,616

A reconciliation of income taxes at the federal statutory rate to the provision (benefit) for income taxes is as follows:

	Year Ended April 30,
	2004	2003	2002
Income taxes at federal statutory rate	(34.0)%	(34.0)%	(34.0)%
Extra territorial income exclusion	0.0	(0.3)	(1.4)
Foreign tax rate differences	6.2	1.7	3.8
Change in valuation allowances	(28.4)	47.5	0.7
State and local tax rate differences	0.8	0.1	0.8
Original issue discount amortization	5.0	0.5	1.8
Non deductible meals	0.6	0.1	0.7
Foreign earnings not previously subject to U.S. tax	93.3	0.0	0.0
Foreign withholding taxes	26.9	0.0	0.0
Minimum tax	1.8	0.0	0.0
Other	3.7	6.6	0.1

Income tax (benefit) provision	75.9%	22.2%	(27.5)%

As of April 30, 2004, the Company had approximately $24.8 million of domestic net operating loss carryforwards to offset certain earnings for federal income tax purposes. All of these net operating loss carryforwards expire in fiscal 2023. Net operating loss carryforwards in foreign jurisdictions amount to $35.1 million and do not expire.

Since 2003, the Company has provided a full valuation allowance against its domestic net operating losses and certain foreign net operating losses. The Company also placed a valuation allowance against certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. During 2004, the valuation allowance was reduced by $1.8 million for net operating losses and other deferred tax assets realized this year.

In prior years a provision was not made for U.S. income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries. In the fourth quarter of fiscal 2004, the Company was no longer able to permanently defer foreign earnings. As a result, the Company recorded a $1.9 million liability for withholding taxes payable on future repatriation of historical foreign earnings as of April 30, 2004. Subsequent to year end

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company repatriated $3.5 million from certain foreign subsidiaries and plans to continue to repatriate additional earnings in the future as a result of foreign asset collateral requirements and the amended credit agreements discussed in Note 9.

Note 11—Stock Options:

The Company has stock options outstanding under various option plans described as follows:

1987 Stock Option Plan for Nonemployee Directors (the “1987 Nonemployee Directors Plan”). Approved by the Company’s shareholders in September 1987, the 1987 Nonemployee Directors Plan, as subsequently amended, provided for the automatic grant of nonqualified options for 10,000 shares of Company common stock to a nonemployee director when initially elected or appointed, and the issuance of 10,000 options annually thereafter during the term of directorship. There are no further options being granted under this plan.

1991 Stock Option Plan (the “1991 SO Plan”). The 1991 SO Plan was adopted in October 1991 and amended in August 1993. Incentive and nonqualified stock options up to 700,000 shares may be issued under this plan.

1995 Long-Term Incentive Plan (the “1995 LTI Plan”). The 1995 LTI Plan was adopted in August 1995. In fiscal 2000, the 1995 LTI Plan was amended to increase the number of shares available for grant to 3,350,000 shares.

All options become exercisable upon a change in control of the Company. Options have a two-year vesting schedule, and are generally granted with an exercise price equal to the fair market value of the Company’s common stock on the date of grant. The maximum term of options is 10 years from the date of grant. During late fiscal 1999 and early fiscal 2000, the Board of Directors of the Company approved options for 272,171 shares which were priced at fair market value on the dates of Board approval, subject however to shareholder approval of a planned increase in the shares available under the 1995 LTI Plan. The grant date for these options occurred at the August 1999 shareholder meeting. Based upon the difference in fair market value between the option strike price approved by the Board of Directors approval date and the fair value of the shares at the grant date, compensation expense of $0, $93,000 and $13,000 and was recorded during fiscal 2004, 2003 and 2002, respectively.

The following chart summarizes the status of the options at April 30, 2004, which expire at various times through 2014:

	1987 Nonemployee Directors Plan	1991 SO Plan and 1995 LTI Plan	Total
Number of options outstanding	464,125	1,625,287	2,089,412
Number of options vested	464,125	1,411,174	1,875,299
Average exercise price per share of options outstanding	$10.19	$8.73	$9.05

The weighted-average fair values at the date of grant for options granted in fiscal 2004, 2003 and 2002 were estimated using the Black-Scholes option-pricing model, based on the following assumptions: (i) no expected dividend yields for fiscal years 2004, 2003 and 2002; (ii) expected volatility rates of 61.8%, 58.9% and 48.6% for fiscal 2004, 2003 and 2002, respectively; and (iii) expected lives of six years for fiscal 2004, 2003 and 2002. The risk-free interest rate applied to fiscal 2004, 2003 and 2002 was 3.9%, 3.7% and 4.8%, respectively.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding at April 30, 2004:

Range of Exercise Prices	Number Outstanding at April 30, 2004	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at April 30, 2004	Weighted- Average Exercise Price
$2.69 – $7.99	345,715	7.84 years	$3.91	140,602	$4.55
$8.00 – $10.00	712,832	3.98 years	8.99	712,832	8.99
$10.01 – $12.25	1,030,865	5.73 years	10.82	1,021,865	10.82

Total:	2,089,412	5.48 years	$9.05	1,875,299	$9.65

The following table rolls forward the stock option activity for the years ended April 30:

	2004		2003		2002
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding—beginning of year	2,500,682	$9.26	3,262,185	$9.62	2,926,326	$9.40
Granted during the year:	42,500	2.10	263,140	3.68	530,645	10.08
Exercised during the year:	—	—	(77,000)	5.38	(178,682)	7.51
Forfeited during the year:	(453,770)	9.53	(947,643)	9.27	(16,104)	9.26

Outstanding, end of year	2,089,412	$9.05	2,500,682	$9.26	3,262,185	$9.62
Exercisable, end of year	1,875,299	$9.65	2,049,636	$9.87	2,306,845	$9.38
Weighted Average fair value of options granted during each period:		$1.26		$2.14		$5.29

During fiscal 2004 and 2003 the Company recorded non-cash compensation expense of $763,000 and $284,000, respectively, related to various compensatory arrangements which provide common stock or restricted stock units, rather than options, to the Board of Directors and executive management. In fiscal 2004, the nine non-employee Board of Directors became eligible to receive and were granted a combined annual $270,000 ($30,000 each) worth of common stock. In addition, the Company entered into retention agreements with certain key executives which entitles them to stock grants that vest on December 31, 2006. The Company also implemented an incentive compensation program which pays 50% in common stock. There were no common stock grants during fiscal 2003. The January 2003 employment agreement with the CEO provides for annual restricted stock grants. These restricted stock grants vest on the earlier of the achievement of yearly performance targets or 10 years. There was no expense in fiscal 2002 related to these plans.

Note 12—Voluntary Pension and Salary Deferral Plan:

The Company has a 401(k) savings plan in which employees may contribute a percentage of their compensation. At its discretion, the Company may make contributions based on employee contributions and length of employee service. In October 2002, the Company discontinued its discretionary match to employees. Company contributions and expenses under the plan for the years ended April 30, 2004, 2003, and 2002 were $0, $452,000 and $869,000 respectively.

Note 13—Preferred Share Rights Purchase Plan:

On June 7, 1990, the Board of Directors of the Company adopted a Preferred Share Rights Purchase Plan, which Plan was amended and restated as of September 1, 1999. Pursuant to the Plan a Preferred Share Purchase Right (a “Right”) is attached to each share of Company common stock. The Rights will be exercisable only if a person or group acquires 10% or more of the Company’s common stock or announces a tender offer, the

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consummation of which would result in ownership by a person or group of 10% or more of the common stock. Each Right entitles shareholders to buy one one-hundredth of a share of Series B Junior Participating Preferred Stock (the “Series B Preferred Shares”) of the Company at a price of $45. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase a number of the acquiring company’s common shares having a value equal to twice the exercise price of the Right. If a person or group acquires 10% or more of the Company’s outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to receive, upon exercise, a number of the Company’s common shares having a value equal to two times the exercise price of the Right. Following the acquisition by a person or group of 10% or more of the Company’s common stock and prior to an acquisition of 50% or more of such common stock, the Board of Directors may exchange each Right (other than Rights owned by such person or group) for one share of common stock or for one one-hundredth of a Series B Preferred Share. Prior to the acquisition by a person or group of 10% of the Company’s common stock, the Rights are redeemable, at the option of the Board, for $.0001 per Right. The Rights expire on September 1, 2009. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the earnings of the Company.

Effective October 29, 2003, Flow International Corporation amended its Preferred Share Purchase Rights Plan and the Rights issued pursuant to the Plan. The amendment modifies the definition of “Acquiring Person” to exclude certain persons who inadvertently acquire in excess of 10% of the outstanding common shares if such person enters into a standstill agreement in form and substance satisfactory to the Company and agrees to divest a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person within no more than one year from the date of such agreement.

The amended terms of the Rights are set forth in the Amendment No. 1 dated as of October 29, 2003 between Flow International Corporation and Mellon Investor Services LLC (formerly ChaseMellon Shareholder Services, L.L.C.) to the Amended and Restated Rights Agreement dated as of September 1, 1999 between Flow International Corporation and Mellon Investor Services LLC (formerly ChaseMellon Shareholder Services, L.L.C.). The Amended and Restated Rights Agreement is otherwise unchanged.

In addition, Flow International Corporation entered into a Standstill Agreement with one of its equity holders dated as of October 29, 2003, whereby, among other things, this equity holder. has agreed to divest a sufficient number of shares of common stock so that it would no longer be an Acquiring Person under the Plan within one year from the date of such agreement.

Note 14—Commitments and Contingencies:

The Company rents certain facilities and equipment under agreements treated for financial reporting purposes as operating leases. The majority of leases currently in effect are renewable for periods of two to five years. Rent expense under these leases was approximately $4.9 million, $6.1 million, and $4.8 million for the years ended April 30, 2004, 2003 and 2002, respectively.

Future minimum rents payable under operating leases for years ending April 30 are as follows:

Year Ending April 30,
2005	$3,978
2006	3,482
2007	3,095
2008	2,448
2009	1,704
Thereafter	5,269

$19,976

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has been subject to product liability claims primarily through a former subsidiary that was sold in September 1997. To minimize the financial impact of product liability risks and adverse judgments, product liability insurance has been purchased in amounts and under terms considered acceptable to management.

At any point in time covered by these financial statements, there are outstanding product liability claims against the Company, and incidents are known to management that may result in future claims. Management, in conjunction with internal legal counsel, as well as external counsel, periodically evaluates the merit of all claims, including product liability claims, as well as considering unasserted claims. As of April 31, 2004, the Company has accrued its estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with legal counsel and is based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. The Company does not believe these proceedings will have a material adverse effect on its consolidated financial position. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in the Company’s assumptions, or the effectiveness of its strategies, related to these proceedings.

Recoveries, if any, may be realized from indemnitors, codefendants, insurers or insurance guaranty funds. Management, based on estimates provided by the Company’s legal counsel on such claims, believes its insurance coverage is adequate.

During fiscal 2003, the Company was required to repurchase a previously sold industrial press from a bankrupt customer and the Company recorded a charge of $760,000. During the year ended April 30, 2004, the Company sold this industrial press to an unrelated party.

Note 15—Discontinued Operations:

As of April 30, 2003, the Company reported one of its subsidiaries as a discontinued operation. This wholly owned subsidiary of the Company was involved in the decommissioning of oil wells. On May 16, 2003, the Company consummated the sale of the subsidiary’s assets, recording proceeds of $1.8 million and a gain on the sale of approximately $650,000. The Company retains no future interest in the subsidiary. The Company segregated this subsidiary’s assets as assets of discontinued operations on the April 30, 2003 Consolidated Balance Sheet and presented the subsidiary’s results of operations as discontinued operations, net of applicable taxes, on the Consolidated Statement of Operations for the three years ended April 30, 2004.

The operating results of discontinued operations, for the each of three years ended April 30, 2004, are summarized below:

	Year Ended April 30,
	2004	2003	2002
Net sales	$—	$1,215	$2,352
(Loss) income before tax	(188)	(792)	592
Net (loss) income	(124)	(523)	391

Assets of discontinued operations as of April 30, 2003 are shown below:

April 30, 2003
Receivables, net	$90
Inventories, net	154
Other Current Assets	3
Property and Equipment, net	649
Goodwill	276
Other Assets	19

$1,191

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Restructuring:

The following table summarizes accrued restructuring activity:

	North America Waterjet		Other International Waterjet			Other Waterjet	International Press		Consolidated
	Facility Exit Costs	Other	Severance Benefits	Facility Exit Costs	Other	Severance Benefits	Severance Benefits	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Other	Total
Q1 restructuring charge	$–	$–	$248	$–	$–	$–	$–	$–	$248	$–	$–	$248
Q1 cash payments	–	–	(128)	–	–	–	–	–	(128)	–	–	(128)

Balance, July 31, 2003	–	–	120	–	–	–	–	–	120	–	–	120
Q2 restructuring charge	–	178	(120)	105	302	–	201	191	81	296	480	857
Q2 cash payments	–	(178)	–	–	(47)	–	–	–	–	–	(225)	(225)
Q2 charge-offs	–	–	–	–	(255)	–	–	–	–	–	(255)	(255)

Balance, October 31, 2003	–	–	–	105	–	–	201	191	201	296	–	497
Q3 restructuring charge	407	170	–	85	484	89		–	89	492	654	1,235
Q3 cash payments	(270)	(160)	–	(14)	–	–	(121)	–	(121)	(284)	(160)	(565)
Q3 charge-offs	–	(10)	–	(85)	(484)	–	–	–	–	(85)	(494)	(579)

Balance, January 31, 2004	137	–	–	91	–	89	80	191	169	419	–	588
Q4 restructuring charge	15	412	–	255	–	–	234	–	234	270	412	916
Q4 cash payments	(13)	(126)	–	(13)	–	(89)	(70)	–	(159)	(26)	(126)	(311)
Q4 charge-offs	–	(286)	–	–	–	–	–	–	–	–	(286)	(286)

Balance, April 30, 2004	$139	$–	$–	$333	$–	$–	$244	$191	$244	$663	$–	$907

Since May 2003, the Company has been executing a plan intended to return it to profitability through reductions in headcount, consolidation of facilities and operations, and closure or divestiture of selected operations. The Company recorded net restructuring charges of $4.8 million during the year ended April 30, 2004. The Company incurred over $1.5 million in professional fees associated with the restructuring of its debt in July 2003 and 2004. The Company further evaluated the workforce and skill levels necessary to satisfy the expected future requirements of the business. As a result, the Company has implemented plans to eliminate redundant positions and realign and modify certain roles based on skill assessments. The Company also recorded net restructuring charges of $652,000 in employee severance related costs for approximately 48 individuals. The fiscal 2004 reductions to-date in the global workforce were made across manufacturing, engineering as well as general and administrative functions within the Company. The Company has also recorded $1,058,000 of facility exit costs for the year ended April 30, 2004 primarily as a result of consolidating its two Kent facilities into one facility, vacating the manufacturing warehouse portion of its Flow Europe facility and reducing space utilized in its Swedish manufacturing facility. In addition, the Company scrapped obsolete parts, returned surplus parts to vendors or sold parts to third parties, which totaled $1,025,000 and is included as charge-offs above, in conjunction with the shutdown of its manufacturing operation in Europe and standardization of its product line.

The remaining accrued severance costs of $244,000 as of April 30, 2004 will be paid over the next year; and the remaining accrued facility exit costs of $663,000, which consist of long-term lease commitments, net of expected sublease income, will be paid primarily over the next several years.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2003, the Company entered into a relationship with The Food Partners, LLC, an investment banking firm specializing in the food industry, to develop and implement value-maximizing strategic alternatives for Avure. When the Company did not receive an acceptable offer for the business, the Company terminated the relationship with The Food Partners, LLC and made an interim decision to downsize the business and continue the operation of Avure. Recent orders of our food processing and General Press product lines will consume available capacity at current manufacturing levels through December 2004. The Company continues to review the best options for Avure.

Note 17—Selected Quarterly Financial Data (unaudited):

Fiscal 2004 Quarters(1)	First	Second	Third	Fourth	Total
	(restated)	(restated)	(restated)	(restated)	(restated)
Sales	$37,182	$43,689	$42,382	$54,356	$177,609
Gross Margin	13,385	15,651	16,298	19,893	65,227
Loss Before Discontinued Operations	(6,193)	(1,929)	(321)	(3,605)	(12,048)
Net (Loss) Income	(5,667)	(1,929)	(321)	(3,605)	(11,522)
Loss Per Share:
Basic and Diluted
(Loss) Income Before Discontinued Operations	(.40)	(.13)	(.02)	(.23)	(.78)
Net (Loss) Income	(.37)	(.13)	(.02)	(.23)	(.75)

Fiscal 2003 Quarters(1)	First	Second	Third	Fourth	Total
	(restated)	(restated)	(restated)	(restated)	(restated)
Sales	$40,034	$41,801	$30,546	$31,734	$144,115
Gross Margin	12,753	14,724	(467)	9,031	36,041
Loss Before Discontinued Operations	(3,531)	(9,116)	(42,354)	(14,463)	(69,464)
Net Loss	(3,442)	(9,109)	(42,691)	(14,745)	(69,987)
Loss Per Share:
Basic and Diluted
Loss Before Discontinued Operations	(.23)	(.60)	(2.76)	(.94)	(4.53)
Net Loss	(.22)	(.60)	(2.78)	(.96)	(4.56)

(1)	As discussed in Note 2, the Company has restated its financial statements for the fiscal years ended April 30, 2004 and 2003.

Note 18—Operating Segment and Geographical Information:

The Company has determined that its operating segments are those based upon the manner in which internal financial information is produced and evaluated by the chief operating decision makers. Additionally, certain geographical information is required regardless of how internal financial information is generated.

The Company has changed its reportable segments from fiscal 2003 to fiscal 2004 to reflect a refined approach to managing and reporting the different global operations. The Company has identified seven reportable segments. Four segments, North America Waterjet, Asia Waterjet, Other International Waterjet and Other (together known as Waterjet), utilize the Company’s released pressure technology. The remaining three segments, Food, North America Press and International Press (together known as Avure), utilize the Company’s contained pressure technology. The Waterjet operation includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation and paper

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

industries. The Avure operation includes the Fresher Under Pressure food processing technology, as well as the isostatic and flexform press (“General Press”) operations. The Fresher Under Pressure technology provides food safety and quality enhancement solutions for food producers, while the General Press business manufactures systems which produce and strengthen advanced materials for the aerospace, automotive and medical industries. Segment operating results are measured based on operating income (loss).

The table below presents information about the reported operating (loss) income and assets of the Company for the years ended April 30, 2004, 2003 and 2002. Asset information for the Food segment is not reported as the Company did not produce such information internally as of April 30, 2002.

The table below presents the Company’s operations and other financial information by geographical region:

	Waterjet				Avure			Eliminations		Total
	North America Waterjet	Asia Waterjet	Other International Waterjet	Other(1)	Food	North America Press	International Press
2004
External sales	$59,044	$20,502	$28,160	$25,155	$15,296	$7,445	$22,007			$177,609

Operating (loss) income	$(4,871)	$5,299	$(2,921)	$335	$(2,874)	$9	$2,672	$468	*	$(1,883)

Total assets	$88,050	$27,587	$17,935	$12,265	$16,227	$4,802	$45,907	$(77,702	)**	$135,071

2003
External sales	$53,995	$17,667	$23,279	$26,892	$4,851	$7,668	$9,763			$144,115

Operating (loss) income	$(7,198)	$3,433	$(15,580)	$(8,503)	$(16,819)	$100	$(5,219)	$1,087	*	$(48,699)

Total assets	$107,448	$20,658	$30,190	$13,154	$15,062	$4,523	$45,645	$(88,979	)**	$147,701

2002
External sales	$59,254	$14,916	$31,113	$22,480	$11,087	$12,648	$25,392			$176,890

Operating income (loss)	$8,221	$2,105	$(7,317)	$(4,813)	$(6,548)	$753	$7,319	$165	*	$(115)

Total assets	$130,809	$16,794	$41,201	$23,783	$—	$6,179	$53,530	$(63,622	)**	$208,674

(1)	The Other segment is comprised of divisions which do not make primary use of the Company’s ultrahigh-pressure water pump technology. These divisions provide automation and robotic system solutions to the automotive market.
*	The Eliminations column of the operating income (loss) line represents reversals of transactions between reportable segments, e.g. the elimination of profit recognized on sale of inventory between reportable segments, for which the inventory was not subsequently sold to a third party. There are no other types of expenses or income included in these totals.
**	The amounts included in the Eliminations column under the asset line represent the elimination of all of the inter-company receivables included in the total assets of the various segments. There are no other types of items included in these amounts.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the Company’s operations and other financial information by geographical region:

	United States	Europe	Asia	Other Foreign	Adjustments & Eliminations	Consolidated
Fiscal 2004
Sales:
Customers(1)	$97,546	$46,557	$20,502	$13,004	$—	$177,609
Inter-area(2)	13,917	15,051	1,214	365	(30,547)	—

Total sales	$111,463	$61,608	$21,716	$13,369	$(30,547)	$177,609
Long-Lived Assets	$12,355	$24,276	$7,068	$761		$44,460
Fiscal 2003
Sales:
Customers(1)	$79,450	$31,326	$17,666	$15,673	$—	$144,115
Inter-area(2)	12,499	600	1,166	72	(14,337)	—

Total sales	$91,949	$31,926	$18,832	$15,745	$(14,337)	$144,115
Long-Lived Assets	$17,455	$25,094	$3,172	$999		$46,720
Fiscal 2002
Sales:
Customers(1)	$95,853	$52,757	$14,916	$13,364	$—	$176,890
Inter-area(2)	17,926	14,298	1,350	856	(34,430)	—

Total sales	$113,779	$67,055	$16,266	$14,220	$(34,430)	$176,890
Long-Lived Assets	$35,091	$26,839	$2,006	$5,779		$69,715

(1)	U.S. sales to unaffiliated customers in foreign countries were $15.1 million, $12.5 million, and $6.5 million in fiscal 2004, 2003, and 2002, respectively.
(2)	Inter-area sales to affiliates represent products that were transferred between geographic areas at negotiated prices, which are consistent with the terms sales to third parties, that is, at current market prices. These amounts have been eliminated in the consolidation.

Note 19—Other Income (Expense), net

Other Income (Expense), net consists of the following:

	Year Ended April 30,
(in thousands)	2004	2003	2002
Net realized foreign exchange gains (losses)	$2,155	$(2,089)	$222
Net unrealized foreign exchange gains (losses)	2,827	5,307	(496)
Realized gain on sale of equity securities	2,618	—	—
Unrealized loss on equity securities	—	—	(843)
Write-off of investment and other assets	—	(35)	(716)
Minority interest in joint venture	(35)	(79)	(407)
Other	252	(104)	(305)

Total	$7,817	$3,000	$(2,545)

Note 20—Subsequent Events:

As described in Note 9, on July 28, 2004, the Company signed an amendment to the current credit agreement (the “Amendment”). The Amendment provides for an extension of the credit agreement through August 1, 2005.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On July 28, 2004, the Company signed an amendment to its subordinated debt agreement (the “Note Amendment”) with Hancock. The Note Amendment provides that Hancock will continue to capitalize the semi-annual interest remittances due through April 30, 2005, which total $12.2 million. Interest on all these capitalized payments will accrue at 15%.

In June 2004, the Company borrowed $4.1 million on its secured building credit facilities in Taiwan and repatriated $3.5 million to the U.S. which was used to permanently reduce the senior credit facility.

In July 2004, the Company remitted the value-added tax (“VAT”) payment, including interest, to the taxing authorities in Germany in response to an audit which concluded that the Company owed $1.3 million of VAT related to prior years. The Company had the liability accrued at April 30, 2004.

On November 18, 2004, Omax Corporation (“Omax”) filed suit against the Company alleging that the Company’s products infringe on Omax’s patents. The suit also seeks to have a specific patent held by the Company declared invalid. Although the suit seeks damages of over $100 million, the Company believes Omax’s claims are without merit and intends not only to contest Omax’s allegations of infringement, but also to vigorously pursue its claims with regard to its own patent. Accordingly, the Company has not provided for any loss contingency accrual related to the Omax lawsuit as of January 31, 2005. The Company will incur legal fees as part of this lawsuit and will expense them as incurred. While an exact amount of legal fees is not known at this time, the total fees are expected to be more than $1 million over the next year to two years.

Note 21—Subsequent Events (unaudited):

On March 21, 2005, in a Private Placement in Equity Securities Transaction (“PIPE Transaction”), we sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of $59.5 million. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. Proceeds of the PIPE were used to pay down existing debt of $59.5 million, including all of the subordinated debt. Under terms of PIPE Transaction, we are required to file an initial Form S-1 registration of the shares issued and issuable in the PIPE Transaction on or before May 20, 2005 and are required to cause the Form S-1 to go effective on or before September 17, 2005. We are subject to liquidated damages of $650,000 per month, if we fail to meet either date requirement. Under the terms of warrants previously issued to our senior and subordinated lenders, we are obligated to issue additional warrants if shares of our common stock are issued for prices less than market price. Because the market price of the common stock on March 21, 2005 was greater than $3.70 on the date the PIPE Transaction agreement was entered into, we will issue approximately 304,000 anti-dilutional warrants to our lenders. These warrants have a Black-Scholes value of approximately $1.1 million.

On April 28, 2005 we entered into a new senior debt agreement with Bank of America N.A. and U.S. Bank N.A. Certain other participants in the senior debt agreement did not participate in this new agreement. The agreement provides a $30 million commitment which expires August 1, 2005. This expiration date is consistent with our previous agreement. The new agreement however gives us the ability to pay off our subordinated debt in its entirety, which we did on April 28, 2005. This new senior debt agreement is very similar to the previous senior debt agreement except for the following provisions:

•	Requires the complete pay-off of subordinated debt

•	The interest rate has been reduced from prime + 6% to LIBOR + 2.5%

•	The annualized cost of Letters of Credit has been reduced from 5% to 2.5% of the face amount

•	The total commitment increased to $30 million, up from the prior debt agreement commitment level of $25.1 million.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As the expiration of this new senior debt agreement is August 1, 2005, we have begun negotiations to complete a long term senior debt agreement prior to August 1, 2005.

With authorization from the Board of Directors in September 2004, we engaged the services of Danske Markets, Inc., which is working in Europe in cooperation with CloseAssociates to assist us in the sale of our General Press operations. These businesses are comprised of the North America Press and International Press segments. As these segments do not utilize ultrahigh-pressure water pumps, they are not considered core to our business, and it is our intent to divest ourselves of these operations and use the proceeds, in part, to pay down debt. In January 2005 we began to market these segments by distributing confidential information memorandums. We have received several indications of interest for our General Press business and we have made two management presentations to potential purchasers. Detailed due diligence by one or more potential purchasers has not yet begun. There can be no assurance we will receive an offer acceptable to us for the sale of these segments. If we do divest these businesses, it is anticipated that we will enter into a manufacturing agreement providing that the purchaser will continue to provide some of the non-high pressure pump components, such as the pressure vessel, used in the Fresher Under Pressure business, which is considered part of the core UHP pump business. These segments do not meet the accounting criteria to be considered assets held for sale and accordingly the results of operations are shown as continuing operations and the related assets have not been reported as assets held for sale.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

	Balance at Beginning of Period	Additions		Deductions *	Balance at End of Period
Classification		Charged to Costs and Expenses	Charged to Other Accounts
Year Ended April 30:
Allowance for Doubtful Accounts
2004	$5,019	$1,366	$(19)	$(1,589)	$4,777
2003	962	4,978	131	(1,052)	5,019
2002	866	651	(12)	(543)	962
Provision for Slow-Moving and Obsolete Inventories
2004	$4,336	$975	$—	$(2,812)	$2,499
2003	1,792	4,271	69	(1,796)	4,336
2002	1,904	348	—	(460)	1,792

*	Write-offs of uncollectible accounts and disposal of obsolete inventory.

Classification	Balance at Beginning of Period	Net Change	Balance at End of Period
	(restated)	(restated)	(restated)
Year Ended April 30
Valuation Allowance on Deferred Tax Assets
2004	$25,768	$(1,841)	$23,927
2003	615	25,153	25,768
2002	693	(78)	615

20,692,361 Shares

Common Stock

PROSPECTUS

    , 2005

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee. We will pay all these expenses.

Amount to be Paid
SEC Registration Fee	$16,464
Legal Fees and Expenses	175,000
Accounting Fees and Expenses	150,000
Transfer Agent and Registrar Fees	25,000
Miscellaneous	10,000

Total	$376,464

Item 14.	Indemnification of Directors and Officers

Article XII of the Restated Articles of Incorporation of Flow International Corporation authorizes Flow International Corporation to indemnify any present or former director or officer to the fullest extent not prohibited under the WBCA, public policy or other applicable law. Chapter 23B.08.560 and .570 of the WBCA authorize a corporation to indemnify its directors or officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the 1933 Act.

The directors and officers of Flow International Corporation are entitled to indemnification by the Selling Shareholder against any loss, claim, damage, or liability to the extent it arises out of or is based upon the failure of the Selling Shareholder (or its donees, legatees, or pledges) and each underwriter to comply with the Prospectus delivery requirements under the federal securities laws or any applicable state securities laws or upon any untrue statement or omission made in this Registration Statement and the Prospectus contained therein, as the same shall be amended or supplemented, made in reliance upon or in conformity with written information furnished to Flow International Corporation by such Selling Shareholder or such underwriter.

In addition, Flow International Corporation maintains directors’ and officers’ liability insurance under which Flow International Corporation’s directors and officers are insured against loss (as defined in the policy) as a result of claims brought against them for their wrongful acts in such capacities.

The Company’s Restated Articles of Incorporation contain a provision eliminating the personal liability of directors to the Company or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the WBCA or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled.

Item 15.	Recent Sales of Unregistered Securities

On March 21, 2005, in a Private Placement in Equity Securities Transaction (“PIPE Transaction”), we sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of $59.5 million. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock.

Ten warrants give the holder the right to purchase one share of common stock for $4.07. Under terms of PIPE Transaction, we are required to cause the Form S-1 to go effective on or before September 17, 2005. We are subject to liquidated damages of $650,000 per month if we fail to meet the date requirement. The issuance of shares and warrants was exempt from registration under Section 4(2) of the Securities Act of 1933 because these were not transactions involving a public offering.

In addition, on July 28, 2004, in connection with the execution of amendments to its senior credit agreement, we issued the senior lenders, Banc of America Strategic Solutions, Inc., U.S. Bank National Association and Keybank National Association, 150,000 detachable $.01 warrants as a fee. Also, in connection with the July 28, 2004 amendment of our subordinated note agreement, we issued the subordinated lenders, The John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited and Signature 5 L.P., 150,000 detachable $.008 warrants as a fee. The 304,000 warrants were valued at $960,000 and are being amortized to interest expense beginning August 1, 2004 through August 1, 2005. The issuance of warrants in both cases were exempt from registration under Section 4(2) of the Securities Act of 1933 because these were not transactions involving a public offering.

Consulting Agreement

We have entered into a Consulting Agreement effective March 1, 2003, pursuant to which we have engaged Mr. Chrismon Nofsinger to provide executive coaching and organizational services. In partial consideration for such services, we issued 25,303 unregistered shares of our common stock, valued at $70,000, to Mr. Nofsinger which was expensed during the nine months ended January 31, 2005. The issuance of shares to Mr. Nofsinger was exempt from registration under Section 4(2) of the Securities Act of 1933 because it was a transaction not involving a public offering.

Non-Cash Compensation

During the nine months ended January 31, 2005, we recorded non-cash compensation expense of $621,000 related to various compensatory arrangements which provide common stock or restricted stock units, rather than options, to the Board of Directors and executive management. This compensation expense consists of $180,000 related to the accrual for annual compensatory stock awards to Board of Directors members and $441,000 related to the executive employment and retention contracts of Stephen R. Light, D. Patterson Adams, Jr., Thomas C. Johnson, Richard A. LeBlanc, John S. Leness, Felix M. Sciulli and Stephen D. Reichenbach. The issuance of shares was exempt from registration under Section 4(2) of the Securities Act of 1933 because these were not transactions involving a public offering.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit Number
3.1	Restated Articles of Incorporation, filed with the state of Washington April 27, 2005. (Incorporated by reference to the registrant’s Current Report on Form 8-K dated April 27, 2005)

3.2	By-Laws of Flow International Corporation.

4.1	Certificate of Designation of Series B Junior Participating Preferred Stock.

4.2	Amended and Restated Rights Agreement dated as of September 1, 1999, between Flow International Corporation and ChaseMellon Shareholder Services, L.L.C.

4.3	Warrant to Purchase Shares of Common Stock of Flow International Corporation. (Incorporated by reference to the registrant’s Current Report on Form 8-K dated June 12, 2001.)

4.4	Warrants to Purchase Shares of Common Stock of Flow International Corporation in connection with Subordinated Notes due April 30, 2008 between Flow International Corporation and The John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited, and Signature 5 L.P.

5.1	Opinion of Preston Gates & Ellis LLP (to be filed by amendment).

10.1	Flow International Corporation 1987 Stock Option Plan for Nonemployee Directors, as amended.

10.2	Flow International Corporation 1995 Long-Term Incentive Plan.

10.3	Flow International Corporation Voluntary Pension and Salary Deferral Plan and Trust Agreement, as amended and restated effective January 1, 2002. (Incorporated by reference to Exhibit 10.3 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2003.)

10.4	Note Purchase Agreement dated as of April 30, 2001. (Incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K dated June 12, 2001.)

10.5	First Amendment to Note Purchase Agreement dated October 31, 2001 among John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited and Signature 5 L.P. and Flow International Corporation dated as of April 30, 2001. (Incorporated by reference to Exhibit 10.18 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2002.)

10.6	Second Amendment to Note Purchase Agreement dated September 13, 2002 among John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited and Signature 5 L.P. and Flow International Corporation dated as of April 30, 2001. (Incorporated by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2002.)

10.7	Employment Agreement dated November 25, 2002 between Stephen R. Light and Flow International Corporation. (Incorporated by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2003.)

10.8	Second Amended and Restated Credit Agreement dated July 28, 2003 (Incorporated by reference to Exhibit 10.9 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2003.)

10.9	Third Amendment to Note Purchase Agreement dated July 28, 2003 among John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited and Signature 5 L.P. and Flow International Corporation. (Incorporated by reference to Exhibit 10.10 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2003.)

Exhibit Number
10.10	Lease dated January 30, 2003 between Flow International and Property Reserve, Inc. (Incorporated by reference to Exhibit 10.11 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2003.)

10.11	Amendments Number One, Two, and Three to the Second Amended and Restated Credit Agreement dated July 28, 2004 among Banc of America Strategic Solutions, Inc., U.S. Bank National Association, Keybank National Association, Bank of America, N.A., as agent for the lenders, and Flow International Corporation. (Incorporated by reference to Exhibit 10.12 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2004.).

10.12	Credit Agreement dated April 28, 2005 among Flow International Corporation, Bank of America, N.A. and U.S. Bank National Association

10.13	Fourth Amendment to Note Purchase Agreement dated July 28, 2004 among John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited and Signature 5 L.P. and Flow International Corporation. (Incorporated by reference to Exhibit 10.13 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2004.).

10.14	Securities Purchase Agreement dated February 18, 2005 (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K dated February 22, 2005).

10.15	Registration Rights Agreement (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K dated February 22, 2005).

21.1	Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21.1 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2004.).

23.1	Consent of Independent Registered Public Accounting Firm.

24.1	Power of Attorney, included in signature page.

23.2	Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1) (to be filed by amendment).

Item 17.	Undertakings

The undersigned hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement related to securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kent, State of Washington, on the 19th day of May, 2005.

FLOW INTERNATIONAL CORPORATION

By:	/s/ STEPHEN R. LIGHT
Stephen R. Light
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below appoints and constitutes each of Stephen R. Light, John S. Leness, and Steven D. Reichenbach, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute any and all amendments to this registration statement, and to sign any and all registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933 and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and such other agencies, offices and persons as may be required by applicable law, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on May 19, 2005.

Signature	Title

/S/ STEPHEN R. LIGHT Stephen R. Light	President and Chief Executive Officer, Director (Principal Executive Officer)

/S/ RONALD D. BARBARO Ronald D. Barbaro	Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ RICHARD P. FOX Richard P. Fox	Director

/S/ KATHYRN M. MUNRO Kathyrn M. Munro	Chairman, Director

/S/ ARLEN I. PRENTICE Arlen I. Prentice	Director

/S/ J. MICHAEL RIBAUDO J. Michael Ribaudo	Director

/S/ KENNETH M. ROBERTS Kenneth M. Roberts	Director

/S/ SANDRA F. ROREM Sandra F. Rorem	Director

/S/ JAN K. VER HAGEN Jan K. Ver Hagen	Director

INDEX TO EXHIBITS

Exhibit Number
3.1	Restated Articles of Incorporation, filed with the state of Washington April 27, 2005. (Incorporated by reference to the registrant’s Current Report on Form 8-K dated April 27, 2005)

3.2	By-Laws of Flow International Corporation.

4.1	Certificate of Designation of Series B Junior Participating Preferred Stock.

4.2	Amended and Restated Rights Agreement dated as of September 1, 1999, between Flow International Corporation and ChaseMellon Shareholder Services, L.L.C.

4.3	Warrant to Purchase Shares of Common Stock of Flow International Corporation. (Incorporated by reference to the registrant’s Current Report on Form 8-K dated June 12, 2001.)

4.4	Warrants to Purchase Shares of Common Stock of Flow International Corporation in connection with Subordinated Notes due April 30, 2008 between Flow International Corporation and The John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited, and Signature 5 L.P.

5.1	Opinion of Preston Gates & Ellis LLP (to be filed by amendment).

10.1	Flow International Corporation 1987 Stock Option Plan for Nonemployee Directors, as amended.

10.2	Flow International Corporation 1995 Long-Term Incentive Plan.

10.3	Flow International Corporation Voluntary Pension and Salary Deferral Plan and Trust Agreement, as amended and restated effective January 1, 2002. (Incorporated by reference to Exhibit 10.3 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2003.)

10.4	Note Purchase Agreement dated as of April 30, 2001. (Incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K dated June 12, 2001.)

10.5	First Amendment to Note Purchase Agreement dated October 31, 2001 among John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited and Signature 5 L.P. and Flow International Corporation dated as of April 30, 2001. (Incorporated by reference to Exhibit 10.18 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2002.)

10.6	Second Amendment to Note Purchase Agreement dated September 13, 2002 among John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited and Signature 5 L.P. and Flow International Corporation dated as of April 30, 2001. (Incorporated by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2002.)

10.7	Employment Agreement dated November 25, 2002 between Stephen R. Light and Flow International Corporation. (Incorporated by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2003.)

Exhibit Number

10.8	Second Amended and Restated Credit Agreement dated July 28, 2003 (Incorporated by reference to Exhibit 10.9 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2003.)

10.9	Third Amendment to Note Purchase Agreement dated July 28, 2003 among John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited and Signature 5 L.P. and Flow International Corporation. (Incorporated by reference to Exhibit 10.10 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2003.)

10.10	Lease dated January 30, 2003 between Flow International and Property Reserve, Inc. (Incorporated by reference to Exhibit 10.11 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2003.)

10.11	Amendments Number One, Two, and Three to the Second Amended and Restated Credit Agreement dated July 28, 2004 among Banc of America Strategic Solutions, Inc., U.S. Bank National Association, Keybank National Association, Bank of America, N.A., as agent for the lenders, and Flow International Corporation. (Incorporated by reference to Exhibit 10.12 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2004.).

10.12	Credit Agreement dated April 28, 2005 among Flow International Corporation, Bank of America, N.A. and U.S. Bank National Association

10.13	Fourth Amendment to Note Purchase Agreement dated July 28, 2004 among John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 4 Limited and Signature 5 L.P. and Flow International Corporation. (Incorporated by reference to Exhibit 10.13 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2004.).

10.14	Securities Purchase Agreement dated February 18, 2005 (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K dated February 22, 2005).

10.15	Registration Rights Agreement (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K dated February 22, 2005).

21.1	Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21.1 to the registrant’s Annual Report on Form 10-K for the year ended April 30, 2004.).

23.1	Consent of Independent Registered Public Accounting Firm.

24.1	Power of Attorney, included in signature page.

23.2	Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1) (to be filed by amendment).